13

05008911

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Central Telecommunication

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5198 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/13/05

To agenda item 1
ARIS
12-31-04

ANNUAL REPORT
of JSC CENTERTELECOM
for 2004

JSC Central Telecommunication

Moscow
2005

CONTENTS

GENERAL DIRECTOR'S ADDRESS TO SHAREHOLDERS 4

I. THE REPORT OF THE BOARD OF DIRECTORS 5

II. KEY CORPORATE EVENTS OF 2004 7

III. THE COMPANY POSITION IN THE INDUSTRY 8

IV. KEY DEVELOPMENT AREAS OF THE COMPANY 8

V. THE COMPANY PARTICIPATION IN OTHER ORGANIZATIONS OFFERING TELECOMMUNICATIONS SERVICES 14

VI. THE COMPANY DEVELOPMENTS PROSPECTS 26

VII. RESULTS OF COMPANY DEVELOPMENT IN TOP PRIORITY AREAS 27

7.1. Investment policies 28

7.2. Basic network development indicators 30

7.3. Key financial and business indicators of the Company 32

7.4 Revenue breakdown by customer type and category in 2004 33

7.5. Aggregate expense items in 2004 33

7.6. Key efficiency indicators of the Company 34

7.7. Net assets of the Company 34

VIII. MAIN PROFIT ALLOCATIONS 35

8.1. Summary of main profit allocations in 2003 35

8.2. Main planned profit allocations for 2004 35

IX. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY SHARES 36

X. MAJOR DEALS CLOSED BY THE COMPANY 37

XI. MAIN RISK FACTORS RELATED TO THE COMPANY ACTIVITIES. RELATIONS WITH COMPETITORS 42

XII. INFORMATION FOR SHAREHOLDERS 49

12.1. Charter (legal) capital and securities of the Company. 49

12.2. Equity breakdown as on 1 January, 2005 49

12.3. Information about shareholders owning over 1% of the Charter Capital as on 1 January, 2005 50

12.4. Trading floors (exchanges) where the Company shares and ADRs are listed (tickers, quotation lists) 50

12.5. Level 1 ADR Program of the Company 52

12.6. Corporate bonds of the Company 53

12.7. The Company's Auditor (according to Russian and International Accounting Standards) 55

12.8. The Company's Registrar 55

12.9. The Company's Regional Operating Branches (subsidiaries) 55

XIII. GOVERNING BODIES OF THE COMPANY 57

13.1. The Board of Directors 58

13.2. Committees of the Board of Directors 65

13.3. The General Director 69

13.4. The Management Board 70

13.5. The Audit Commission of the Company. 75

XIV. HUMAN RESOURCE POLICIES OF THE COMPANY 78

XV. CORPORATE GOVERNANCE POLICIES 87

XVI. THE COMPANY CHARITY ACTIVITIES IN 2004 91

XVII. COMPLIANCE WITH THE CODE OF CORPORATE CONDUCT 94

GENERAL DIRECTOR'S ADDRESS TO SHAREHOLDERS

Dear shareholders!

JSC CenterTelecom is a successful robustly growing company, one of the leading operators on telecommunications market of the Russian Federation. Our mission is to enhance and improve the telecommunications infrastructure in Russia's Central Federal District.

We offer world-class quality service based on state-of-the-art technology to millions of people. Innovations for us are not just separate technological novelties and improvements, but a key factor of our competitive ability and the eternal driver of progress, creating a new quality of life.

Our most precious capital is our people, a professional team of managers - their knowledge and extensive experience ensure a solid foundation for our accomplishments. The Company's 65 thousand strong workforce substantially contribute to the development and sustainable growth of the regional economy. Responsibility to all these people is our unconditional priority.

Today the Company is an unquestionable leader on the telecommunications market of the Central Federal District with 62% market share including revenues of national cellular operators.

Summing up results of the Company operations in 2004 I can confidently say that CenterTelecom managed to fulfill the tasks and reach our targets, owing both to the development of telecommunications in the Central Federal District and strenuous internal efforts aimed at creation of a sound competitive business.

The last year was not easy for the Company. Tariffs and rates were not revised at the scheduled time, preventing CenterTelecom from being compensated for growing costs connected in the first place with vast capital investments into the telecommunications infrastructure in the Central Federal District. Nevertheless, the Company posted profit in the year end.

In 2004 the Company implemented the most ambitious and large-scale investment program unprecedented in the Company history. Capital expenditure for development of telecommunications systems jumped 29% over 2003 - up to 9.75 billion rubles. New digital exchanges were commissioned for service, over 2.4 thousand km of intra-tariff band fiber-optic cable transmission links were built based on SDH equipment manufactured by leading producers: Siemens, Alcatel, ECI Telecom and Huawei.

Now CenterTelecom owns and operates Russia's largest public telephone network. Some 619 thousand new subscriber lines were mounted in 2004, and installed switching capacity reached impressive 6.8 million lines, network digitalization grew 6% up to 48.5%.

We clearly realize that development and integration of CenterTelecom into the global economy are unviable without utmost transparency of the Company and highest standards of the corporate governance. We have already made significant steps in this direction and intend to improve in future.

CenterTelecom is committed to the policy of openness and transparency and continued to pursue it in 2004, ensuring a timely and equal access to information for all interested parties and stakeholders. In October 2004 CenterTelecom became one of top ten leaders according to findings of Standard&Poor's study of information transparency of Russian companies.

In 2004 principles of the corporate conduct accepted by the Company continued to be implemented in practice. As a result, in May 2004 according to the assessment of corporate governance of 200 Russian companies made by the Russian Institute of Directors and Expert PA rating agency, CenterTelecom was the only company receiving the highest rating on the national corporate governance scale – the "A" category.

I wish to thank all shareholders, managers, employees, partners and friends of CenterTelecom for their understanding and sizable contribution to our joint efforts. I am thankful that we are together on our path to success. We intend to continue working toward improvement of the Company business performance and efficiency. We are confident that our efforts will consolidate the Company position, and result in growing market capitalization and shareholders value.

Full corporate name

Joint-Stock Central Telecommunication Company (in English)

Registered address, contact phone of the Company, fax number, e-mail address, and website URL:

23, Proletarskaya Street, Khimki, Moscow region, 141400, Russia

Mailing address: 6, Degtiarny Pereulok, Building 2, Moscow, GSP-3, 125993, Russia

Phone: **(095) 209-34-34; Fax: (095) 209-30-07**

e-mail: **info@centertelecom.ru**

Website: **www.centertelecom.ru.**

The date of the state registration and the registration number of the Company

The Company was registered pursuant to the Ordinance of the Chief of the Moscow region Administration of June 9, 1994 # 567-r; registration certificate # 127 of June 20, 1994.

According to the Federal Law "On the State registration of Legal Entities", the Company was registered in the Unified State Register of Legal Entities under #1025006174710 dated November 1, 2002.

I. REPORT OF THE BOARD OF DIRECTORS

The data on activities of the Board of Directors regarding the fulfillment of the priorities of the Company development, sessions of the Board of Directors and the major decisions made

In 2004, the Board of Directors held 32 sessions:

25 in absentia;

12 were held as joint meetings.

The following decisions were made:

February 20, 2004. The Code of Corporate Conduct of JSC CenterTelecom was approved;

March 16, 2004. The budget of the Company for 2004 was approved. The Board of Directors of the Company was entrusted to carry out constant control over fulfillment of the approved parameters of the 2004 budget of the Company and to present quarterly the results for consideration by the Board of Directors of the Company.

April 28, 2004. The investment priorities for 2005 were approved. At formation of the investment plan for 2005, the Board of the Company was entrusted to provide reaching the following parameters:

- 597,000 telephone lines must be put into operation;
- number of the subscriber lines (basic phone sets) must be increased by 360,000;
- the digitalization must reach 55.5%;
- the share of financially efficient projects in the investment plan structure must be not less than 70%.

May 11, 2004. The decision was approved to increase the Charter Capital of the Company by increase in the nominal value of ordinary and preference type "A" shares earlier placed by the Company.

June 10, 2004. The Regulations about the dividend policy of JSC CenterTelecom were approved.

July 13, 2004. The decision about the expediency of establishment of the Committees of the Board of Directors and appointment of its members, the measures aimed to make the work of the Committees established more effective in view of the activity practice of the Committees formed by the earlier Board of Directors of the Company was accepted.

July 13, 2004. The Regulations on the Corporate Secretary and the Staff of the Corporate Secretary of JSC CenterTelecom were approved.

September 28, 2004. The decision on changing structure of JSC CenterTelecom affiliated and dependent companies was taken. (At the moment of consideration of the matter by the Board of Directors, the Company had been participating in Charter Capitals of 48 companies and in 23 non-profit organizations). The schedule of measures on the affiliated business reorganization was taken into consideration.

At the previous meetings, the standing *Committees of the Board of Directors* considered the most important matters and prepared recommendations to the Board of Directors for making decisions.

The Staff and Remuneration Committee contributed to engagement of qualified experts for managing the Company, prepared recommendations concerning the work motivation system, fees for the members of the Management Board of the Company, the Director General and the Corporate Secretary.

The corporate management committee prepared proposals for introduction of the Code of Corporate Conduct and recommendations on changing the structure of the Company, as well as on the Regulations on the dividend policy of the Company. Also, *the committee* considered the proposals put forward by the shareholders to put on the agenda of the annual meeting of shareholders of various questions and the offers concerning the nomination of candidates for the management positions within the Company. *The committee* considered the draft of the annual report of the Company and other materials submitted for consideration of the annual meeting of shareholders appointed on 11 June, 2004, and worked out recommendations for the expediency of increase in the Charter Capital of the Company, and progress in fulfillment of the earlier decisions of the Board of Directors and the meeting of shareholders.

The strategic development committee considered and prepared recommendations for development of the budgeting system, compiling and amending budgets and long-term plans of the Company development.

The audit committee of the Board of Directors worked out recommendations concerning the following matters:

- Relationships between JSC CenterTelecom and the auditor, Closed Joint-Stock Company Ernst&Young Vneshaudit (including the agreement on auditing the 2004 results and the 2003 financial accounting audit results of the Company);
- Terms and conditions of the auditing agreements concerning the accounting reporting compiled in accordance with the Russian and international financial accounting standards;
- Review of the information presented by the Ernst&Young Vneshaudit on results of the financial accounting audit of the Company (including international standards of the financial accounting) for 2003, and also the report of the Company management on the correction of the mistakes revealed during the audit of the 2003 reporting;
- Progress in implementing the auditing inspection and interaction between JSC CenterTelecom, Closed Joint-Stock Company Ernst&Young Vneshaudit, and Public Company RosExpertiza (monitoring of the draft reports);
- Consideration of the new edition of the Regulations on the Internal Audit Department of JSC CenterTelecom and the operation plan of the Internal Audit Department for 2005;
- About the consideration of the matters proposed by Joint-Stock Company Ernst&Young Vneshaudit: transition to the International Financial Reporting System; the 2004 bad debt back-up procedure; recording procedure for the settlements made with the non-profit organizations in 2004; about the classification of the purchase offer of series 03 bonds.
- About the terms and conditions of the agreement s for auditing the accounting reports compiled in accordance with the Russian and international financial accounting standards.

II. KEY CORPORATE EVENTS OF 2004

20 February, 2004. The Board of Directors of the Company approved the Code of Corporate Conduct of JSC CenterTelecom.

16 March, 2004. The Board of Directors of JSC CenterTelecom approved the Company budget for 2004;

28 April, 2004. The Board of Directors of the Company decided to issue the 4th series interest documentary inconvertible bonds of JSC CenterTelecom with the nominal value of 1,000 rubles with the total amount of 7,000,000,000 rubles.

11 May, 2004. The Board of Directors of the Company decided to increase the Charter Capital by increasing the nominal value of shares from 0.3 rubles to 3.0 rubles. The shares are issued by converting into the shares with a greater nominal value as compared with the shares of the same category (type) issued earlier.

28 May, 2004. Consortium Russian Institute of Directors – Expert Rating Agency gave the Company the national rating of the corporate class "A" management which assumes the absence of the risks of infringement of the shareholders' rights of JSC CenterTelecom, unfair activities of executive boards or presentation of the invalid information to shareholders and investors.

10 June, 2004. The Board of Directors of the Company approved the Regulations on the dividend policy of JSC CenterTelecom.

11 June, 2004. The annual meeting of shareholders of JSC CenterTelecom took place in the form of the joint meeting of shareholders. The shareholders considered and made positive decisions concerning the annual meeting of shareholders:

- new members of the Board of Directors, the Audit Commission of the Company were elected;
- the auditor of the Company for 2004 was approved;
- the annual report and annual accounts of the Company, the profit distribution including the payment of the 2003 dividends were approved;
- the decision was approved on the increase in the Charter Capital of the Company by increasing the nominal value of the ordinary and preference type "A" shares from 0.3 rubles to 3.0 rubles due to the increased capital of the Company, on the revaluation of means in the sum of 5,680,799,068.5 rubles;
- the shares are issued by converting into shares with a greater nominal value as compared with the shares of the same category (type) issued earlier;
- the decision on amendments in the Charter and internal documents of the Company was approved.

13 July, 2004. In order to introduce the position of the Corporate Secretary, the Board of Directors of the Company approved the Regulations about the Corporate Secretary and the corporate secretary office staff.

The 4th series interest documentary inconvertible bonds of JSC CenterTelecom having the nominal value of 1,000 rubles with the total amount of 5 622 595,000 rubles were issued.

16 September, 2004. According to conditions of the public irrevocable offer, JSC CenterTelecom carried out the repayment of 1,284,820 series 03 bonds at the price of 101.5% from the nominal value with the total amount of 1.304.092.300 rubles which during **the period from 17 September till 12 October, 2004,** were sold at the same price in full.

10 November, 2004. The Board of Directors of JSC CenterTelecom approved the amended Budget of the Company for 2004.

16 December, 2004. The Russian Federal Service for Financial Markets carried out the state registration of the ordinary and preference type "A" shares issued with the nominal value of 3.0 rubles by converting into them of the shares of the same category (type) issued earlier with the nominal value of 0.3 rubles.

III. THE COMPANY POSITION IN THE INDUSTRY

According to the results of 2004, the telecommunication market of the Central Federal district, without taking Moscow into consideration, made more than 46 bln rubles showing the growth in the region of 142% by 2003. In 2005, the further increase in volume of the telecommunication market up to a level of 63 bln rubles is expected.

Analysis of the recent changes in the Company income structure related to communication services shows that the changes in the JSC CenterTelecom service income structure follows tendencies of the branch, i.e. the share of the traditional services decreases, and the contribution of Internet services, data transfers, and Intelligent Network Services (INS) to the revenues increases.

Now the Company captured the leading position on the telecommunication market of the Central Federal District. In 2004, the market share of the Company was 62% taking into account revenues of national cellular operators. In the separate segments of the communication services provided by the Company, the 2004 market situation was as follows:

- local communication - 91%;
- long-distance telecommunications - 85% (including the share of IP-telephony operators);
- Internet access services - 57%.

IV. KEY DEVELOPMENT AREAS OF THE COMPANY

4.1. Main lines of the Company development in service implementation and rollout

An active penetration of information technologies into all human activities stimulates an intensive growth of the volume of the transmitted information and data. In this connection, the necessity for optimization of the existing telecommunication networks and creating new ones grows. Solving this problem, JSC CenterTelecom sets as an aim to provide more services. Modern technologies allow providing various services depending on the individual needs of clients. From this point of view, the priority directions of the Company activity are as follows:

- digitization of the telephone system for general use by construction of new digital switching stations and communications hubs, replacement of the analog equipment, use of new technologies by access lines, the CCSS7 application, introduction of dynamic management by load streams;
- The maximal use of free mounted capacities;
- The digitization of primary networks of the general use by the construction of new digital transmission lines with application of technologies of the synchronous digital hierarchy (SDH) and the organization of the ring structures of the SDH systems passing powerful high-speed digital streams.
- The construction of new networks and expansion of the existing multiservice interregional networks using IP/MPLS technology for providing various broadband services.
- Providing the standard package of services with the use of the capabilities of the multiservice networks oriented to various categories of users, first of all to the population, large and middle business (xDSL, VPN, IP-telephony).
- The creation of a corporate data network within the limits of JSC CenterTelecom.

The priority directions in the Company activity in the field of the use of radio communication systems were:

1. Carrying out the preparatory stage works on creating a cellular communication network of the new generation of CDMA - 450 standard on the basis of the cellular communication networks of the Verkhnevolzhski (Upper Volga) subsidiary of the

MultiRegional Company (MRC) using NMT-450 standard. With this purpose, the possible variants of a network structure are developed. The pilot analysis of technical capabilities of the equipment offered by suppliers is made.

2. Creating the broadband multiservice access networks on the basis of the fiber-optic communication lines, the MMDS, Cable TB technology systems. The activity expansion towards the given direction allows increasing the spectrum of the services provided by telematic services including the Internet network services, the IP (VoIP) voice transmission services, and also the television broadcast services of higher quality, and the digital telephony.

3. Creating networks of the broadband wireless access on the basis of the equipment of the IEEE 802.16 standards. For the purpose of checking the capabilities of equipment Libra 3000 constructed on the basis of the specified standard, a pilot zone is developed at the Kaluga branch of the Company (Obninsk). The creation of the broadband wireless access networks allows expanding the capabilities of the multiservice networks, the spectrum of provided services, facilitates their using by consumers (the task solution of " the last mile").

4. The works on transformation of the rural wire broadcasting networks into the on-air broadcasting with the purpose to increase the profitability and to reduce the traditional wire broadcasting expenses.

5. The installation of phone sets of rural settlements not having phone sets at the Central Federal District of the Russian Federation with the use of various systems of the radio access, the preparation for providing the Universal Service to the population according to the requirements of Federal Law 126-FZ Telecommunications Act, the participation in developing the Program of installation of phone sets in rural communities not having phone sets for the period till 2007.

6. The modernization of the trunking radio communication network of the MPT-1327 standard with simultaneous preparation for change to the TETRA digital standard. For these purposes, the Company, according to Decision of the State telecommunications Commission (GCES) 57 of 02.07.2005, participated in the TETRARUS system project.

7. The construction of internal zone and local communication lines on the basis of the digital radio relay systems in Moscow, at Kostroma, Kaluga, Yaroslavl, and Ivanovo regions.

Local telephony

The share of the local communication in the structure of incomes of the Company occupies one of leading places. It is more than 42%. When developing the local communication services, it is necessary to adhere to the following priorities:

- to increase the digitization level of a local communication network due to modernization of the out-of-date analog equipment;
- to increase the yield and profitableness of local communication services due to:
- finishing the rates for the adjustable local communication services up to the level of the cost price with ensuring the profitableness norm and observance of competitiveness where it is necessary;
- formatting a flexible tariff policy concerning the unregulated services of a local communication for the purpose of increasing their efficiency;
- the introduction of the operator centers of processing calls, the development of the package of services oriented towards both the population and the business sector;
- the development of the services provided on the basis of the radio access technologies for profitable clients.

Long-Distance communication

Taking into consideration the intensity of the use of the long-distance communications and its contribution to the structure of the JSC CenterTelecom revenues, the following focus in promotion of long-distance telecommunications services are suggested:

- the expansion of internal zone channels in order to decrease the failure rate of the network;
- developing the uniform STK cards with the roaming possible on the MRC territory;
- developing the program of measures for promoting phone cards;
- the use of new technologies allowing to reduce the cost value of services;
- developing a system of measures stimulating the consumption of long-distance telecommunications services by the existing customers;
- developing the new services stimulating the consumption of long-distance telecommunications services (videoconference calls, telemedicine, and so forth);
- focusing on the clients which are potentially intensive consumers of long-distance telecommunications services (the business sector).

Internet Access

Now, within the Central Federal District, the Internet penetration rate is high: 85% of the businesses of the Central Federal District use the Internet.

It is necessary to bear in mind that the problem of increasing the capacities of modem pools and expanding the channels of the first level providers has an absolute priority in the field of developing such a service.

At promotion of the access services to the Internet in of the enterprises segment, one should:

- make active the offers of the dedicated access to the Internet as an alternative to the switched access;
- actively develop the offers on access to the network on the basis of the broadband access (xDSL, the radio access) technology;
- actively offer the VPN corporate decisions;
- actively advance the multiservice network based services.
- The Internet access services can become critical in the light of the Electronic Russia project.
- At promotion of the Internet access services to the private segment, one should:
- carry out the profitability research of the existing Internet clubs and develop a concept of increasing the yield from the services;
- issue the uniform STK card with the Internet access services.

Service packets

From the point of view of packet services, the priorities will be the following:

- development of standard service packets with the use of the capabilities of multiservice networks focused on various categories of users (first of all, the small- and middle-sized business);
- the basic packages can be offered: Internet + Telephony on the basis of xDSL, as well as the integration of the fixed and mobile communication.

Intelligent Network Services

Expert estimations show a growing demand for these services in Russia. *The services of the Call Centers* are of special interest. The interest in this service stems from the fact that such a center can be very effectively used at the first stage for the own needs of JSC CenterTelecom such as: telemarketing, HelpDesk, the support of card platforms, and also for obtaining a commercial benefit due to providing the outsourcing services for enterprises.

The pre-paid cards (the Internet-cards, STK, IP-telephony cards)

The pre-paid phone cards are a convenient method of paying services that has well adjusted among users. As the cards can be sold outside payment reception points, their introduction will allow reducing the loads on the latter. The universal card which, except for all the above mentioned functions, allows stimulating the demand for different services promises to be especially perspective.

The local telephone network access services

JSC CenterTelecom works consistently to grant phone installation applications. Considering the importance of the problem, the efforts to carry out the work have been strengthened in 2004.

As of the beginning of 2004, the number of the unsatisfied phone set installation applications put on a waiting list by JSC CenterTelecom were equal to **1,105,927.** For the last year, the turn was reduced more than to 17% and was equal to **916,394** applications.

Besides, the development rates of the phone network were increased for the last 3 years. JSC CenterTelecom was able to reach a stable decrease in turn on average by 12% per year. Thus, for the period 2002-2004, the number of unsatisfied applications was reduced by almost 1.5 times (01.01.02 the quantity was equal to 1,364,360 applications).

Pending applications for installation of a telephone line (at the end of the period)


1 500 000
1 000 000
500 000
0
1 364 360
1 224 934
1 105 927
916 394
2001
2002
2003
2004

The number of unsatisfied phone set installation applications, in pieces
(At the end of the period)

The total number of phone set installation applications registered by JSC CenterTelecom for 2004 was equal to 341,530 applications. This number was by 28 874 greater than the value of the same parameter for 2003 (312,656 applications). Thus, the number of the satisfied applications has increased by 43,791 and was equal to 387,949 applications at the end of the financial period.

New services

JSC CenterTelecom is the largest supplier of "new" communications services in the territory of the Central Federal District of the Russian Federation. Now the Company provides a wide spectrum of services on the basis of modern technologies, namely:

- providing the Internet access (both dial-up and dedicated access, and also using ISDN and xDSL technologies);
- IP-telephony;
- the services on the basis of VPN (Virtual Private Networks) and data networks;
- the services of the Cable TV on the basis of multiservice networks.

The works on expansion of the multiservice networks of subsidiaries were carried out in 2004. One of the top priority directions is the formation of the standard package of services with the use of the capabilities of the multiservice networks focused on various categories of users.

For 2004 the information content transmitted by the Company with the help of the dedicated access to the Internet network doubled, and as for the dial-up access is concerned, it was 1.5 times larger. The IP-telephony traffic for 2004 increased more than 3.5 times.

In 2005 the further development of the dedicated access to the Internet is planned. Other perspective trend of development in the field of telecommunications is the services on the basis of the IP-telephony technology and the services of the Cable TV on the basis of multiservice networks.

Table 1

Description	2003	2004	Growth rate,%
The content of the transmitted information with the use of the Internet dedicated lines, Gbytes	36,622	75,660	206.6
The volume of connections with the use of the switched access, million per minute	1,149	1,749	152.2
The traffic of the IP-telephony, thousands per minute	1,006	4,150	412.5

4.2. The Company tariff and pricing policies

The tariff policy of the Company is one of the top priority directions of the JSC CenterTelecom activity.

Rates for the basic services of the electric communication are subject to the state regulation. Since October 1st, 2004, the common monthly rental for local phone communications was established by the decision of the Board of the Federal service on rates: for the population of the Central Federal district, except for Moscow, the user's payment was 150 rubles, for the inhabitants of the Moscow region it was equal to 170 rubles; for organizations it was equal to 200 rubles. On average, the growth of the rates was equal to 136% for the population and was equal to 142% for organizations. Thus, the rates for long-distance phone calls were reduced by 10% during the peak-hours (from 8-00 till 20-00 hour) for the first three zones.

Since December 1, 2004, the consolidated rates for providing local phone connections (calls) are introduced by JSC CenterTelecom fro per-minute billing. So, for the phone subscribers of the Vladimir, Voronezh, Ivanovo, and Yaroslavl regions, the user's monthly payment for providing a subscriber line for the constant use was equal to 90 and 140 rubles for the population and organizations, respectively. The variable component was equal to 0.14 rubles per a minute. For the phone subscribers of the Moscow region using the per-minute billing, the constant component was equal to 102 rubles for the population and 140 rubles for organizations, in the case of the per-minute rate system it was equal to 0.14 and 0.16 rubles, respectively.

The rates for providing the TV and radio program distribution services (providing the sound program broadcasting channels for the Russian Radio and TV Broadcasting Company (VGTRC) which are regulated by the Federal service on rates increased by 20% for 2004.

One of the basic directions of tariff policy in 2004 was the unification of the nomenclature of communication services and the alignment of the rate levels applied to the Company's subsidiaries.

Since 16 April, 2004, the uniform price-list for the wire broadcasting services acts in JSC CenterTelecom. Thus, the growth of the customer payment rates was about 130% on average across MRC.

Since June 1, 2004, the uniform rates for all phone subscribers of the Central Federal district were imposed for providing the right of using the analog trunk communication channels. The growth of the rates on average was equal to 131% for the MRC.

Further work on perfection of the nomenclature and rates for communication services will be carried out according to the normative acts and changes provided by the legislative base regulating the providing of the communications services in the Russian Federation, thus, the activities are aimed at increasing the investment appeal of the Company.

4.3. Other areas recognized as strategically important for the Company development: in marketing strategy, services, customer segments; and top priorities in regional policies

Working with major accounts (VIP clients)

One of the primary problems set before JSC CenterTelecom is the plan fulfillment on incomes an appreciable part of which is brought to the Company by corporate clients. The most valuable of them, in addition to the incomes, enable our Company to position and develop our business. These clients in the competitive market conditions require a special approach in service, but in exchange for it they are ready to purchase new services or to consume greater volumes of the traditional services. Therefore, our Company pays a big attention to so-called VIP - clients and increases the efficiency of the work conducted with them.

In the Commercial block of the General management of the Company, the department for the work with the VIP - clients has been created.

The work order with the VIP category clients was developed and approved at JSC CenterTelecom.

There are departments or groups for the work with the VIP - clients at the Company subsidiaries.

There is a list of the VIP-clients.

Training and workshops seminars for the employees interacting with the VIP - clients were conducted.

Within the limits of the Company, a seminar for the VIP - clients was held during the 4th international exhibition InfoKom-2004.

By the end of 2004, the total number of the VIP category clients of JSC CenterTelecom exceeded 1,000 organizations.

The uniform State contract with the Ministry of Defense of the Russian Federation determining the uniform conditions of interaction of our organizations on the territory of the Central Federal district has been concluded.

General agreement was signed for one of phased projects on creating a corporate data network for the data communications of the Central-Chernozem bank of the Saving bank of the Russian Federation on the territory of the Voronezh, Belgorod, Tambov, Kursk, Lipetsk, and Orel subsidiaries of the Company.

Business sector

- For working with the large and medium companies, creation of special departments is necessary. The person who takes care a client is assigned to each customer. In the case of VIP clients, the manager is engaged with the VIP client and after signing of the contract.

An effective sales technique among this category is targeted marketing.

- The small active companies. An effective sales technique used for this category is called ringing round.

Residential sector

The priority sectors among the population segment are the following categories: the population with average and high earnings, urban youth (up to 27 years), and inhabitants of new buildings, "elite" houses, and townhouses.

V. THE COMPANY PARTICIPATION IN OTHER ORGANIZATIONS OFFERING TELECOMMUNICATIONS SERVICES

(where the Company's interest in the Charter Capital is at least 10%)

JSC CenterTelecom participates in Charter Capital of 46 companies. Depending on the direction of business all affiliated and dependent companies are divided into three groups: core, auxiliary and non-core. Core activity companies provide the traditional communication service for JSC CenterTelecom, auxiliary companies are occupied with construction activities, communication equipment installation, setup and maintenance, and have functions, which it is inexpedient to perform at the expense of own JSC CenterTelecom capacities. The scope of non-core companies' activity is not connected with telecommunications business.

Policy of JSC CenterTelecom with respect to the affiliated and dependent companies is directed at:

- Business structure optimization of these companies
- Actual participation in direction and management of these companies by membership of JSC CenterTelecom representatives in board of directors and management of these companies
- Effective supervision of business plans development and realization
- Focusing efforts on further expansion of perspective business directions and elaboration of modern competitive services

At present, a reorganization model of JSC CenterTelecom affiliated business has been developed. Implementation of the reorganization model of JSC CenterTelecom affiliated and dependent companies allows, on the one hand, to reduce the costs involved in the participation in affiliated companies, and on the other hand, to get extra income. The final objective of affiliated business reorganization is to improve financial results of activity and achieve higher share price of the Company's stock.

Data of JSC CenterTelecom participation in other organizations offering telecommunication services (where the Company's interest in the Charter Capital is at least 10%).

Table 2

#	Organization	Core	Share in	Contributi	Key performance indicators

		business	the Charter Capital of the Organization,%	on to the Charter Capital, th. rubles	Number of subscribers/lines	Revenues, th. rubles	Net profit, th. rubles
1.	JSC RTS	telecom services, systems integration, telecommunication equipment selling, installation, setup and maintenance	100	8,764.770	6,174 subscribers, 1,211 corporate clients for data and telematic services	779,147	22,655
2.	Private JSC CenterTelecom Service of the Moscow region, CTCS MO	data services; Internet access	51	100.000	460 large-scale corporate clients	59,051	7,477
3.	MobilCom LLC	mobile radio-phone service using standard MPT-1327, ST-II	100	2,250.000	226 subscribers	2,858	-1,521
4.	Teleport Ivanovo LLC	data services	100	151.250	1,222 subscribers	6,529	245
5.	Private JSC Vladimir Teleservice	telematic and data services	100	22.000	1,108 subscribers	15,650	1,817
6.	JSC AEROCOM	data and telematic services, circuit lease	99.619	1,046.000	more than 30 large-scale corporate clients	276,689	1,259
7.	Tver Telecom LLC	local and intra area code phone service; data and telematic services, local, long-distance and international telecom services	85	164.886	selling of phone cards	48,967	-5,308

8.	VladPage LLC	personal radio paging services using ROSSAG standard and 157.925 Hz frequency	75	41.250	liquidation underway		
9.	Private JSC CenterTelecom Service	telecom, data and telematic services, circuit lease	75	74.900	76 lines	26,932	25,838
10.	Vladimirski Payphone LLC	payphone services	51	92.500	1,329 lines	15,278	181
11.	Private JSC Telecom of the Ryazan region	local telecom services	50.9	22.905	8,224 subscribers, 5,640 communication links	22,848	-16,393
12.	Private JSC TeleRossVoronezh	agents of Sovintel for telecom services	50	585.361	communication equipment lease	12,288	771
13.	Private JSC Smolenskaya Cellular Communications	radio-phone service using standard AMPS/DAMPS-800, GSM-1800	40	2,349.200	20,000 subscribers	30,959	-42,395
14.	Private JSC Belgorodskaya Cellular Communications	radio-phone service using standard AMPS/DAMPS-800, GSM-1800	30	1,749.000	45,000 subscribers	40,033	-68,454
15.	JSC Telecommunications Company Rinfotels	data and telematic services, Internet access	26	79.040	327 subscribers	11,243	638
16.	Trunksvyaz LLC	mobile radio-phone service	25	25.000	liquidation underway		
17.	Private JSC OskolTelecom	cable TV, incl. telecasting	12.41	1.886	16,123 subscribers	19,091	13,904

JSC RTS

Core business:

- telephony services (including local, long-distance and international telecom services; client and operator connection services; provision of number capacity)
- data services – data transmission networks (including services over protocols X.28, X.75, X25), dial-up and dedicated access, Frame Relay, IP
- telematic services (Internet access, dial-up and dedicated connection), Internet telematic services, electronic mail (X.400, Rex. 400, FAXNET, IP-telephony)
- systems integration services (including design, building and construction works, telecommunication equipment selling, network maintenance, information security and encryption services)
- communication channels lease services (including surface and radio channels)

License provision:

- 14 licenses of Russian Ministry of Communications:
  5 licenses for provision of local, long-distance and international telecom services (##11000, 17677, 18874, 20146, 21929);
  2 licenses for provision of communication channels lease (##20231, 21926);
  3 licenses for provision of data services (##14216, 16062, 21928);
  4 licenses for provision of telematic services (##14432, 17339, 21927, 27900).

The licenses of Russian Ministry of Communications apply to 57 regions of Russian Federation. By the end of 2004 JSC RTS provided telecom services in 25 regions of Russia, including Moscow and Saint Petersburg;

- licenses of the Center for licensing, certification and state secret security of Federal Security Service of Russia for provision of information encryption services; for development and production of cryptographic units, information and telecommunication systems protected by cryptographic units; for technical maintenance of cryptographic units; for distribution of cryptographic units (##553 U, 550 P, 551 H, 552 R);
- 1 license of Administration of Federal Security Service of Russia in Moscow and the Moscow region for activity, connected with the use of information constituent the state secret (#4813);
- 1 license of State technical commission by the President of Russian Federation for activity in information security (#928);
- 2 licenses of Gosstroy of Russia for design and construction works in Russian Federation (GS-1-50-02-26-0-7709029010-016259-1, GS-1-50-02-27-0-7709029010-016260-1).

JSC AEROCOM

Core business:

- basic local, long-distance and international telecom services over dedicated and dial-up channels
- installation of phone sets on objects
- installation and maintenance of corporate dedicated phone and data networks
- telematic services
- Internet access
- voice transmission services over the networks with packet switching (IP-telephony)
- data services
- communication digital channels lease

- communication object design, construction and start-up services

License provision:

- #18252 for provision of local, long-distance and international telecom services with the possible connection to the public network (integrated network) in Moscow and the Moscow region with total assembled capacity of 30,000 subscribers
- #19202 for provision of communication channels lease services in Moscow, the Moscow region, Saint Petersburg, the Leningrad and Kaliningrad regions
- #17743 for provision of local, long-distance and international telecom services over the dedicated network in Moscow, the Moscow region, Saint Petersburg and five regions of Russian Federation with total assembled capacity of 5,000 subscribers
- #13064 for provision of local, long-distance and international telecom services with the possible connection to the public network (integrated network) in Tver and the Tver region
- #15018 for provision of data services in Moscow, the Moscow region and Saint Petersburg
- #15036 for provision of telematic services (including Internet and IP-telephony) in Moscow, the Moscow region and Saint Petersburg
- #18750 for provision of data services in Samara and the Samara region
- #18749 for provision of telematic services (including Internet and IP-telephony) in Samara and the Samara region
- #22887 for provision of telematic services in Bashkortostan, the Krasnoyarsk Territory, Volgograd, Voronezh, Irkutsk, Nizhni Novgorod, Novosibirsk, Perm, Rostov and Samara regions
- #22888 for provision of data services in Bashkortostan, the Krasnoyarsk Territory, Volgograd, Voronezh, Irkutsk, Nizhni Novgorod, Novosibirsk, Perm, Rostov and Samara regions

Teleport Ivanovo LLC

Core business:

- dial-up and dedicated lines telecom services

The network topology connected with national and foreign networks, its reliability, using of high-speed transmission channels, modern equipment and advanced data technologies, Frame Relay, TCP/IP enable to satisfy demand for modern telecom services of various customer types.

License provision:

- #10855 for provision of data services
- #14770 for provision of telematic services

MobilCom LLC

Core business:

- mobile radio-phone services using standard MPT-1327 and ST-II

Company serves more 10 base stations in Vladimir and the Vladimir region (towns of Murom, Sudogda, Kovrov, Gus'-Khrustalny, Vyazniki, Yuriev-Polski, as well as villages Krasnaya Gorbatka (Selivanovo area) and Vol'ginski (Petushinski area).

License provision:

- #20865 for provision of mobile radio-phone services

Private JSC CenterTelecomService

Core business:

- local, long-distance and international telecom services in the Central Federal District
- data services
- telematic services
- communication channels lease services

License provision:

- #28993 for provision of local telecom services in the Central Federal District
- #28608 for provision of communication channels lease services in the Central Federal District
- #28227 for provision of telematic services in the Central Federal District
- #28228 for provision of data services in the Central Federal District
- #28429 for provision of local, long-distance and international telecom services in the Central Federal District
- #26264 for provision of international telecom services and communication channels lease in Moscow and the Moscow region
- #25921 for provision of data services in Moscow and the Moscow region
- #25922 for provision of telematic services in Moscow and the Moscow region

Private JSC CenterTelecomService of the Moscow region

Core business:

- dial-up and dedicated Internet access services
- data services based on analog X.25 network and digital technologies Frame Relay and Clear Channel

License provision:

- #24196 for provision of local telecom services
- #24086 for provision of data services
- #23610 for provision of communication channels lease
- #20077 for provision of telematic services

Vladimirski Payphone LLC

Core business:

- installation, repair, maintenance of payphones
- provision of local, international and long-distance telecom services

License provision

- #14040 for installation of payphones and provision of local, long-distance and international telecom services

Private JSC Telecom of the Ryazan region

Core business:

- provision of local telecom services

License provision:

- #4613 for provision of local telecom services

Private JSC TeleRossVoronezh

Core business:

- agent of Sovintel for telecom services

Private JSC Vladimir Teleservice

Core business:

- provision of public telematic services (access to information resources, directory and inquiry services, message handling and processing, voice message transmission, voice-mail service) in the Vladimir region

License provision:

- #19322 for provision of telematic services

The key Internet provider of the Company is Global One, ensuring provision of the following services:

- packet switching X.25 network service
- Global Frame Relay
- lease of private lines
- Global Internet
- phone service
- ISDN
- IP-telephony
- financial telecommunications

Private JSC Smolenskaya Cellular Communications

Core business:

- provision of cellular radio-phone services using standard AMPS/DAMPS-800
- provision of cellular radio-phone services using standard GSM-900/1800

License provision:

- #6414 for provision of cellular radio-phone services in 800 MHz frequency band using technology AMPS/DAMPS
- #19754 for provision of cellular radio-phone services in 1800 MHz frequency band using technology GSM-1800

Private JSC Belgorodskaya Cellular Communications

Core business:

- provision of cellular radio-phone services using standard AMPS/DAMPS-800
- provision of cellular radio-phone services using standard GSM-900/1800

License provision:

- #6980 for provision of cellular radio-phone services in 800 MHz frequency band using technology AMPS/DAMPS
- #19753 for provision of cellular radio-phone services using standard GSM-1800

Tver Telecom LLC

Core business:
- local and intra area code phone services
- telematic services
- data services
- lease of communication channels services

License provision:
- TVR - 003625 for performance the duties of building and capital repairs owner of communication objects, own production basis and housing objects
- #11019 for provision of communication channels lease
- #10899 for provision of local and intra area code phone services
- #16451 for provision of telematic services
- #6328 for provision of local, long-distance and international telecom services over a dedicated network
- #16426 for provision of data services

JSC Telecommunications Company Rinfotels

Core business:
- data services
- telematic services

License provision:
- #18557 for provision of data services
- #12610 for provision of telematic services
- #LF/07-3820 for distribution of cryptographic units
- # LF/07-3821 for technical maintenance of cryptographic units
- # LF/07-3822 for information encryption services

Private JSC OskolTelecom

Core business:
- cable TV services in the town of Stary Oskol

License provision:
- #16357 for provision of telecasting over the cable TV network in the town of Stary Oskol
- #18505 for provision of local voice telecom services in the town of Stary Oskol and the Stary Oskol area
- #5473 for telecasting in the town of Stary Oskol

Information disclosure of financial investments for 2004

Acquired organizations
JSC RTS

In accordance with a resolution of Board of Directors (Minutes #23 of 25.12.2003) acquired 100% of JSC RTS Charter Capital.
Stated transaction realized in 2004 in 2 stages:
- 31.03.2004 acquired 88.448% of the Charter Capital

- 06.08.2004 acquired 11.552% of the Charter Capital

Acquisition price – 860,630,942.7 rubles.
Record in the register of shareholders confirming the transfer of ownership of 100% of the Charter Capital is made 06.08.2004.

Private JSC Vladimir Teleservice

In accordance with a resolution of Board of Directors (Minutes #38 of 21.05.2004) the interest of JSC CenterTelecom in the Charter Capital of Private JSC Vladimir Teleservice increased to 100% by acquisition of holding of ordinary registered shares, 11,000 pieces, from JSC Central Telegraph, totaling 50% of the Charter Capital.
Acquisition price – 2,922,040 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 27.08.2004.

Tver Telecom LLC

In accordance with a resolution of Board of Directors (Minutes #38 of 21.05.2004) the interest of JSC CenterTelecom in the Charter Capital of Tver Telecom LLC increased to 85% by acquisition of shares from the following organizations:

- Cosmocom LLC - 16% of the Charter Capital
- Orbita-Telecom LLC - 19% of the Charter Capital
- Vialacta-Com LLC - 16% of the Charter Capital
- TelVit LLC - 4% of the Charter Capital
- Ranoks LLC - 4% of the Charter Capital

Acquisition price – 15,761,000 rubles.

JSC AEROCOM

In accordance with a resolution of Board of Directors (Minutes #41 of 10.06.2004) the Company acquired 99.619% of JSC AEROCOM Charter Capital by acquisition of 2,092,000 ordinary registered shares.
Acquisition price – 492,146,872 rubles.
Record in the register of shareholders confirming transfer of property of these securities made on 03.11.2004.

Private JSC CenterTelecomService of the Moscow region

In accordance with a resolution of Board of Directors (Minutes #18 of 24.12.2004) the interest of JSC CenterTelecom in the Charter Capital of JSC CTCS MO was increased up to 100% by acquisition of holdings of shares from the following organizations and natural persons:

- COTEX Company LLC - 0.003% of the Charter Capital
- Sierra Madre Limited - 20.995% of the Charter Capital
- Real Plus Construction Company - 25.001% of the Charter Capital
- Tyutin N.N. – 3.001% of the Charter Capital

Acquisition price – USD 216,851.9.
Record in the register of shareholders confirming transfer of the property right for these securities is made 03.02.2005.

Acquisitions of these companies are consistent and in keeping with the objectives of affiliated business corporate restructuring of JSC CenterTelecom. The companies listed above are core businesses, competitive and dynamically developing operators in the sphere of unregulated communication services. The acquisition of alternative operators and expansion of presence in different regions of Russian Federation allow to provide the integrated solutions for lucrative corporate sector, substantially strengthen the position of JSC CenterTelecom on the telecommunication market, and stimulate the realization of the objectives specified by the JSC CenterTelecom marketing strategy, namely:

- maintaining the leading position on the telecommunication market;
- enhancing the market share in terms of revenues from telecommunications services;
- increasing the share of unregulated services in the total revenues;
- bringing the share of the business sector in revenues to the average across Russia level.

Private JSC SK KOSTARS

In accordance with a resolution of Board of Directors (Minutes #2 of 28.06.2004) the Company acquired 56,000 ordinary registered shares of Private JSC SK KOSTARS, which amount to 28% of the company Charter Capital.
Acquisition price – 2,800,000 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 30.12.2004.
The shares of the company acquired with the purpose of portfolio investment diversification.

Realized assets

Private JSC Tverskaya Cellular Communications

In accordance with a resolution of Board of Directors (Minutes #38 of 21.05.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC Tverskaya Cellular Communications by selling 120 ordinary registered shares, which amount to 40% of the company Charter Capital.
Purchaser – Orbita-Telecom LLC.
Selling price - 15,761,000 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 01.11.2004.

Private JSC Ryazanskaya Cellular Communications

In accordance with a resolution of Board of Directors (Minutes #3 of 13.07.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC Ryazanskaya Cellular Communications by selling 60 ordinary registered shares, which amount to 40% of the company Charter Capital.
Purchaser – MS-Direct LLC.
Selling price – 43,633,650 rubles
Record in the register of shareholders confirming transfer of the property right for these securities is made 20.09.2004.

Private JSC Bryanskie Cellular Networks

In accordance with a resolution of Board of Directors (Minutes #3 of 13.07.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC Bryanskie Cellular Networks by selling 2,750 ordinary registered shares, which amount to 34.375% of the company Charter Capital.
Purchaser – MS-Direct LLC.
Selling price – 43,633,650 rubles.

Record in the register of shareholders confirming transfer of the property right for these securities is made 16.11.2004.

Private JSC Kaluzhskaya Cellular Communications

In accordance with a resolution of Board of Directors (Minutes #3 of 13.07.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC Kaluzhskaya Cellular Communications by selling 42 ordinary registered shares, which amount to 42% of the company Charter Capital.
Purchaser – MS-Direct LLC.
Selling price – 29,089,000 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 16.11.2004.

Private JSC Cellular Communications of Black Soil Area (Chernozemie)

In accordance with a resolution of Board of Directors (Minutes #3 of 13.07.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC Kaluzhskaya Cellular Communications by selling 718.7838 ordinary registered shares, which amount to 44.9239% of the company Charter Capital.
Purchaser – MS-Direct LLC.
Selling price – 116,731,381.21 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 19.07.2004.

JSC Gasenergobank

In accordance with a resolution of Board of Directors (Minutes #38 of 21.05.2004) the Company terminated the participation of JSC CenterTelecom in JSC Gasenergobank by selling of registered undocumented shares, 68,200 pieces, which amount to 25.213% of the company Charter Capital, to the following organizations:

- Elidus LLC - 10.9% of the Charter Capital
- I Step LLC - 13.4% of the Charter Capital
- GeoLuck Company LLC - 14.2% of the Charter Capital
- TK SIRIUS.com LLC - 15.92% of the Charter Capital
- RCP-Trans LLC - 10.9% of the Charter Capital

Selling price – 7,699,998 rubles.
Record in the register of shareholders confirming transfer of the property right for these securities is made 28.05.04.

Rating LLC

In accordance with a resolution of Board of Directors (Minutes #40 of 31.05.2004) the Company terminated the participation of JSC CenterTelecom in Rating LLC by selling its stake, which amounts to 29.39% of the company Charter Capital.
Purchaser – Mosolov V.V.
Selling price – 36,315.88 rubles.

Private JSC InformCourierSvyaz

In accordance with a resolution of Board of Directors (Minutes #40 of 31.05.2004) the Company terminated the participation of JSC CenterTelecom in Private JSC InformCourierSvyaz by selling 29 pieces of ordinary shares, which amount to 6.3% of the company Charter Capital.

Purchaser – Agency for humanitarian technologies AGT LLC.
Selling price – 29,000 rubles.

RadioLine LLC

In accordance with a resolution of Board of Directors (Minutes #40 of 31.05.2004) the Company terminated the participation of JSC CenterTelecom in RadioLine LLC by selling its stake, which amounts to 13% of the company Charter Capital.
Purchaser – Degtyarev S.V.
Selling price – 650 rubles.

JSC ATKP Volga

In accordance with a resolution of Board of Directors (Minutes #3 of 13.07.2004) the Company terminated the participation of JSC CenterTelecom in JSC ATKP Volga by selling 258 ordinary shares, which amount to 3.68% of the company Charter Capital.
Purchaser – Ryzhov V.V.
Selling price – 31,941.5 rubles.

Liquidation of organizations

Radiopaging Inc. Company Private Stock Company

Interest in the Charter Capital – 30%

Moscow Arbitrage liquidated Radiopaging Inc. Company Private Stock Company (decree of 06.10.2003 #A40-28182/03-110-282).
Court decision entrusted JSC CenterTelecom with the liquidation duty.
15.04.2004 Russian Ministry for Taxes and Duties provided the Certificate of registration in the Unified State Register of Legal Entities of legal entity state registration owing to its liquidation based on the court decision (series 77 #001239271).
Based on the provided Certificate 15.04.2004 Radiopaging Inc. Company Private Stock Company was written off the balance sheet of JSC CenterTelecom.

Private JSC Svyazproekt

Interest in the Charter Capital – 53%

19.05.2004 Russian Ministry for Taxes and Duties provided the Certificate of registration in the Unified State Register of Legal Entities of legal entity state registration due to its liquidation based on the court decision (series 77 # 001239510).
Based on the provided Certificate 19.05.2004 Private JSC Svyazproekt was written off JSC CenterTelecom balance sheet.

VladPage LLC

Interest in the Charter Capital – 75%

In accordance with a resolution of JSC CenterTelecom Board of Directors (Minutes #35 of 11.05.2004) liquidation of VladPage LLC is underway.

Trunksvyaz LLC

Interest in the Charter Capital – 25%

In accordance with a resolution of JSC CenterTelecom Board of Directors (Minutes #10 of 28.09.2004) liquidation of Trunksvyaz LLC is underway.

VI. THE COMPANY DEVELOPMENTS PROSPECTS

The total installed switching capacity of JSC CenterTelecom network amounts to more than 6,798,000 lines and today the network is the largest public phone network in Russia.

Different switching systems, more than 20 types, are used as network digital equipment. The imported are EWSD, S-12, Si-2000, NEAX-61E, 5EES and AXE-10 (Automatic Trunk Exchange), the domestically produced – Euro, Quant, TOS, Elcom etc. The independent evolution of local phone networks in regions resulted in the great diversity of switching equipment and different software versions in the networks, and naturally one of the foreground tasks is their gradual reduction.

The basic types of equipment placed in operation in 2005 are the switching systems, such as EWSD, S-12, Si-2000, Euro-Quant, most often used in the network.

By build-up the capacities of electric communication networks it is planned to put into operation more 116,000 subscriber numbers to the end of 2005.

For improving of provision of intra area code and long-distance telecom services in 2005 it is planned to carry out in many subsidiaries the expansion of Automatic Long-Distance Exchanges with implementation of SSP/IP function.

Implementation of ring structures and radial lines in the digital transmission systems allows to link up 396 digital ATXs (Automatic Telephone eXchanges) by the end of 2007, which amount to 95.6% of the total number of ATXs in the end of 2007 and 99% of the total number of digital ATXs.

In the sphere of information transmission the main direction is the further increase of capacity of used lines and electric communication centers due to the technological development of information transmission and compression methods. The further evolution of transmission systems should carried out on basis of optical technologies, or on basis of digital radio-technologies. The existent transmission systems should be adapted to the packet methods of information transmission.

In the sphere of information distribution the strategic direction is the application of packet switching technology (SoftSwitch) for provision of wider communication services spectrum, in this connection:

- Packet telephony is not considered as a competitor for the traditional telephony, but as a basic technology for provision of telephony services.
- Present equipment of public communication network should be updated in the direction of convergence with produced multiservice network.
- During installation of new equipment the switching systems supporting SoftSwitch function should be preferred.

For 2005 it is planned to construct about 840 kilometers of fiber-optic link and about 5,600,000 channel*km of digital transmission lines. It is intended to use the SDH synchronous hierarchy equipment as transmission systems on Intra-zone transmission lines. Equipment of Siemens, Alcatel etc. is used as SDH main systems.

Intra-zone distribution networks will remain analog-numerical within the next 3 years, and the actions connected with their development and update will be performed using the modern technologies.

The main direction of local primary networks evolution on the Urban Phone Network level is the conversion to the ring building structures that increase the communications networks reliability. The evolution of local primary networks should use the combined application of optical and metallic cables. The development of interoffice cable primary networks should carried out only on the basis of fiber-optic link using the modern transmission systems.

To improve efficiency of the transport network for each kind of traffic a part of resources of SDH transport public networks should be used for creation of higher level transport networks using the IP/MPLS technologies, as well as other technologies based on the packet switching.

In an effort to create the corporate data network (CDN) JSC CenterTelecom in every region of the Central Federal District carries out the works to set up access nodes providing a wide range of services on the territory of the Central Federal District based on common technological basis.

The strategic direction of public communication networks development is their conversion into multiservice networks capable of providing a diverse set of services. During transition of public communication networks to multiservice networks information transmission and distribution remain the main functions.

Within the next few years it is planned to continue the construction and expansion of multiservice networks according to the arrangements of JSC CenterTelecom, which allow to fortify the positions of the company on the new services market (Internet access, video on demand, packet telephony, data transmission) and satisfy the demand for these services from the natural persons, private companies and state structures.

1. The completion of MSN (multiservice networks) construction in subsidiaries that gives an opportunity to essentially extend the spectrum of the offered services and at the same time to improve their quality.
2. The forming of "package" services on the basis of current multiservice networks.
3. The expansion of used number capacity and increase of subscriber number.
4. The use of open-source software in technological processes (especially for switching equipment).
5. The use of leasing schemes in the process of production growth.
6. The availability of substituting services. (In particular, today the IP-telephony service is expanding more and more that under a certain change in market conditions can become an alternative for the traditional long-distance communication services).
7. The use of potential of affiliated companies.

VII. RESULTS OF COMPANY DEVELOPMENT IN TOP PRIORITY AREAS

JSC CenterTelecom took scheduled measures to develop and upgrade local and intra-zone communication networks using modern digital technologies.

42 new electronic exchanges were put into operation, of which 36 exchanges in rural settlements.

2 new digital long-distance exchanges were put in operation in Yaroslavl (Verkhnevolzhski subsidiary) and Tula (Tulski subsidiary) using S-12 switch from Alcatel, Germany, and SSP/IP functions were implemented at long-distance switches in Ivanovo, Kaluga and Tambov.

Works were carried out in the Tambovski subsidiary branch to expand GSM 900/1800 cellular mobile communications and to increase switch subscriber capacity by 25,000 numbers. The development of an MPT 1327 mobile radio phone communication network continued in the Moscow branch.

2,396.26 km long fiber-optic intra-zone transmission lines were built in the Kursk, Tambov, Lipetsk, Moscow, Ryazan, Orel and Kaluga branches using SDH equipment from Siemens, Alcatel, ECI Telecom and Huaway.

Gradual conversion of common communication networks into multi-service networks providing new services (Internet, data exchange, video conferences, and broadband access) is the strategic direction of common communication networks development.

A large-scale construction of multi-service networks continued in the Voronezh, Lipetsk, Smolensk, Tula, Moscow and Yaroslavl branches, which enabled the company to strengthen its positions in the new services market and to satisfy the demand for such services from individuals, private companies, and state agencies.

A broadband access network was built using Intracom equipment in Kostromskoy subsidiary, which enabled subscriber's connection to cable TV, Internet, IP phone sets, and FM radio services.

Large work was done to renovate and replace air broadcasting stations in the Moscow, Ivanovo and Tambov branches.

7.1. Investment policies

The JSC CenterTelecom investment plan for 2004 provided for investments in the amount of 8,605 million rubles and putting in operation 8,756 million rubles worth fixed assets.

JSC CenterTelecom invested 9,764 million rubles in total in 2004, or 134% of 2003 investments. 8,774 million rubles worth fixed assets were put in operation, or 136% of the 2003 level. Total investments were allocated as follows:

Table 3

#	Indicator	Measurement unit	2003	2004	Indicator growth/decrease rate in 2004/2003 (%)
1.	Investments in fixed capital, **total**	mln rubles	7,303	9,764	134%
	Including				
1. a	**Segments:**				
	- traditional telephony	mln rubles	5 053	6 219	123%
	- long-distance and international phone communications	mln rubles	650	1,394	214%
	- new services and technologies	mln rubles	761	382	50%
	- other, total	mln rubles	1,098	1,755	160%
	Including				
	- mobile radio communications, TV and radio broadcasting, radio communications, documentary communications	*mln rubles*	*78*	*505*	
1. б	**Reproduction structure:**				
	- new construction	mln rubles	1,393	2,006	144%
	- expansion	mln rubles	1,429	4,354	305%
	Including construction in progress and used fixed assets acquired	*mln rubles*		*641*	
	- reconstruction	mln rubles	3,771	2,028	54%

	- technical renovation (modernization)	mln rubles	486	644	133%
	- acquired fixed assets not included in construction budgets	mln rubles	483	718	149%
2.	Own company funds used to finance investments in fixed capital (including construction in progress and used assets)	mln rubles	2,174	3,576	164%
3.	Company borrowed funds used to finance investments in fixed capital (including construction in progress and used assets)	mln rubles	5,388	6,174	115%
4.	Fixed assets put in operation	mln rubles	6,474	8,774	136%
5.	Production capacities put in operation (per annual reports presented in forms C1, C2)		532,636		0%
5.1.	Number capacity put in operation	Numbers	532,636	615,320	116%
5.2.	Long-distance exchanges put in operation	channels	9,840	30,060	305%
5.3.	Fiber-optic transmission lines and radio relay lines put in operation	Km	2,834	2,510*	89%

*) Form 61 data was revised. In addition, the operation permit was modified

New technologies implementation

R382 million were invested in new services development in 2004. Among new services development projects, the most significant ones are:

Vladimirski subsidiary: a regional data exchange/telematic service network was put in operation in 2004. The network enabled a broadband Internet access expansion in Vladimir and district capitals using ADSL technologies, switched Internet access, and frame relay services.

Voronezhski subsidiary: the expansion of an intra-zone multi-service network including 1,264 ports at 30 sites in Voronezh and Voronezh region was completed, and 15 new presence stations were introduced in December 2004. The multi-service network expansion solved the problem of building a high-speed trunk network and a subscriber access network, enabled an ADSL and SHDSL technologies-based expansion of access service provision zone, stimulated dedicated-line customer growth, and increased total traffic generated to the Internet network at the same time.

Kaluzhski subsidiary: a new TDM technology-based access node (Nx64 Kbit/s) was organized in the village of Babynino, and over 22 TDM network-based digital channels were offered to VIP customers.

Kostromskoy subsidiary: broadband access network construction was in progress in Kostroma, which is used to provide cable TV, FM radio broadcasting, and high-speed Internet services to the population and organizations. At present, network capacity is 40,278 potential users.

Moscow subsidiary: the construction of an MMDS technology-based broadband multi-service network was completed in Serpukhov. Planned capacity is 10 thousand subscribers. The network supports multicast of 12 analog TV channels and permits to increase their number of 30 or more in combination with switching to relay in the digital standard, high-speed Internet access, and telephony service provision. The network is built as a component of the unified broadband multi-service access network uniting Cable TV and MMDS networks in 10 towns of the Moscow region. An interactive multi-service network (MMDS) was put in operation in Solnechnogorsk, and the cable TV network was expanded in Orekhovo-Zuevo.

Putting in operation production facilities

615,302 telephone lines were put in operation in 2004, which is 116% of the 2003 level.

30,060 long-distance channels (long-distance exchanges) were put in operation in 2004, or 305% of the 2003 figure.

2,510 km of long-distance fiber-optic transmission lines and microwave links were put in operation in 2004, which is a little less than in 2003.

7.2. Basic network development indicators

JSC CenterTelecom operations were aimed at further automation and digitization of long-distance communications to improve telecommunication equipment operation quality and service quality in the reporting year.

2,427.3 km of fiber-optic transmission lines were put in operation in 2004, and IRC (inter-regional company) intra-zone transmission line length reached 30,074.2 km by the end of 2004, of which fiber-optic transmission lines account for 13,176.1 km.

Table 2 indicator 1 growth rate dropped due to construction of putting in operation intra-zone fiber-optic transmission lines and removing from operation obsolete analog transmission systems.

At present, EWSD, S-12 and AXE-10 type digital long-distance switches were installed in all regions of the Company service area.

Work have been in progress during the year utilize long-distance electronic stations, which increased the number of automatic channels both in intrazone and trunk lines. Long-distance switches utilization grows due to adding the channels with CCSS-7 signaling that are in the highest demand.

Digital long-distance switches utilization was 66.8% in 2004.

Table 4

#	Indicator	Measurement unit	2003	2004	Indicator growth/decrease rate in 2004/2003 (%)
1	2	3	4	5	6
1.	Length growth: - long-distance (intrazone) phone channels. Total	thousand channel*km	16,552.5	**13,185.0**	79.0
	including channels formed by digital transmission systems	thousand channel*km	16,764.1	**13,257.0**	79.0
2.	Increase in number of basic phone sets, total, including	Thousand	311,558	345,006	110.7
	- urban telephone exchanges;	thousand	274,693	307,655	112.0
	- rural telephone exchanges	thousand	36,865	37,351	101.3

3.	Increase in outgoing automatic channels at long-distance exchanges, total	Channel	5,147	**8,245.0**	160.0
	including zone communications	channel	3,293	**3,875.5**	117.0

JSC CenterTelecom provides long-distance and international communication services using its technical equipment via common network under a contract with OAO Rostelecom.

Despite growing competition in the international and long-distance communication service market, JSC CenterTelecom shows a stable trend towards growing volume of paid long-distance traffic. The basic causes of intra-zone, long-distance and international traffic growth are new capacities put into operation, business activity growth in the territory covered by JSC CenterTelecom, and improved communication quality.

Table 5

Indicator	2003	2004	Growth rate,%
Outgoing long-distance traffic, (thousand minutes)	2,698,234	2,811,155	104.2%
Outgoing international traffic, (thousand minutes)	185,378	197,553	106.6%

Extensive works were been done over the past year to develop mobile radio communication networks, radio access networks, and cellular communication networks. The main focus was made on increasing subscriber base in this area of activity.

Total number of subscribers at the end of 2004:

Number of subscribers	Subscriber base growth over the year
Mobile radio communication networks	
4,435	383
Radio access networks	
30,602	11,808
Cellular communication networks	
96,247 (GSM)	18,010 (GSM)
17,779 (NMT-450)	840 (NMT-450)

Radio broadcasting

JSC CenterTelecom has consistently made efforts to preserve and develop the existing wire broadcasting network over a few recent years to satisfy the need of the population for the relay of state-owned, regional or local radio programs, and performed the task of informing population in emergency situations as set by the government of the Russian Federation.

The basic objective of its work is reducing operating costs through modernization of existing radio node equipment, switching to more reliable and energy-saving technologies, and organizing a stage-by-stage switching of rural wire broadcasting networks to alternative air radio broadcasting.

108 radio relay nodes were excluded from wire broadcasting networks in 2004, and their number was 1,333 at the end of the year.

The number of principal radio relay stations was 3,178,005 at the end of 2004, and 394,482 radio relay stations have been removed over the year. Respectively, population coverage with voice wire broadcasting reduced by 1,044.2 thousand individuals, and amounts to 20,521.1 thousand now.

At the same, air radio broadcasting transmitter network development enabled a compensation to be provided to the population for the loss of radio relay stations. Population coverage with air radio broadcasting amounted to 8,271.3 thousand individuals by the end of the year.

The total number of UHF/FM radio broadcasting transmitters in operation is 169, of which 110 transmitters are operated in the 65.9-74.0 MHz range, 59 in the 87.5-108.0 MHz range. 54 transmitters are operated in the stereo mode. The power of 165 transmitters is 0.03 kW to kW, and the power of 4 transmitters exceeds 1 kW.

TV

Big effort has been made during the year to modernize and develop cable TV networks.

The objective of ensuring a prevailing JSC CenterTelecom presence in the Kostroma telecommunications market was achieved in the sphere of cable TV service and high-speed Internet access through dedicated channels. Cable TV service segment penetration level is 71.9% in the city, and high-speed dedicated Internet connection penetration level is 76%.

The cable TV network was modernized in Orekhovo-Zuevo, Moscow region, to provide new types of service (high-speed Internet network access, IP-telephony, etc.) to subscribers.

The construction of an MMDS technology-based network was completed in Serpukhov, Moscow region, and it was put in operation.

Cable TV network subscribers total to 52,557, and subscriber base growth amounted to 13,803 subscribers.

7.3. Key financial and business indicators of the Company

Table 6

Indicator	Measurement unit	2003	2004	Indicator growth/decrease rate in 2004/2003 (%)
Revenues (without VAT)	mln rubles	20,890	24,963	119.5
Revenues from communication services	mln rubles	20,565	24,603	119.6
Expenses	mln rubles	15,587	19,702	126.4
Profit before tax	mln rubles	2,304	971	42.2
Profit margin	%	34.0	26.7	-7.3
Costa of 100 rubles of revenues	Rubles	74.6	78.9	105.8

* Data according to statistical reporting forms

Revenues from service sales amounted to 24,963.1 million rubles in 2004or 119.5% of the 2003 performance.

Despite the fact that local communication service rates were approved later than planned (for reasons beyond Company's control), the communication service revenue plan was fulfilled by 99.6% and the revenue equals 24,603.5 million rubles or 119.6% of 2003 performance.

Production expenses exceeded the plan by 100.7% and amounted to 19,702.1 million rubles or 126.4% of 2003 expenses.

Profit before tax amounted to 971 million rubles or 42.2% of the 2003 figure.

Cost of 100 rubles of revenues amounted to 78.9 rubles or 101.1% of the 2004 plan and 105.8% of the 2003 cost.

7.4 Revenue breakdown by customer type and category in 2004

Table 7

Service	Total (without VAT and sales tax), thousand rubles	Including	
		from budgetary organizations, thousand rubles	from the population, thousand rubles
Revenues, total, including:	24,963,116	1,861,992	15,269,367
long-distance and international communications	9,577,524	784,125	5,598,339
urban and rural phone communications	10,609,324	806,071	8,193,926
radio communications, radio broadcasting, TV and satellite communications	40,355	6,443	29,947
wire broadcasting	644,730	,52,033	545,835
wireless radio communications	315,997	4,665	271,009
Document transmission	1,014,158	104,106	504,109
revenues from new telecommunication services	101,801	8,727	32,752
revenues from communication operators	2,165,312	4,741	-
other communication services (core activities)	134,266	29,674	6,143
revenues from other realization (non-core activities)	359,649	61,407	87,307

Revenue growth was achieved in 2004 mainly due to an increase in the volume of services provided.

Local phone connection rates were increased as of October 1, 2004 in the subscriber system and as of December 1, 2004 for subscribers switched to time-based payment system. Subscriber monthly rentals grew by a factor of 1.4 on the average in JSC CenterTelecom.

Long-distance phone call rates were reduced as of October 1, 2004 for all categories of user at distances less than 1,200 km in peak hours, and local phone communication rates were simultaneously increased.

Revenue growth was achieved in long-distance and international phone communications by increasing service volume, increasing international phone call rates as of 01.04.2004, and introducing uniform rates for the provision and use of analog intrazone long-distance communication channels at JSC CenterTelecom since 01.06.2004, which have grown by 131% on the average in inter-regional companies.

Uniform wireline broadcasting service rates were introduced for all subscribers in Central District since 16.04.2004. Subscriber fee rate growth averaged to 130% in inter-regional companies.

7.5. Aggregate expense items in 2004

Table 8

#	Expenses	Share in the total expenses in 2004, %
1	Wages	32.4
2	Unified social tax	10.4
3	Other expenditure for staff	0.3

4	Wear and amortization	13.0
5	Material expenditure	6.6
6	Electric power and heat	2.6
7	Repair and maintenance services from third party organizations	3.8
8	Tax expenses	0.4
9	Payments to Rostelecom	15.8
10	Communication operator services	2.5
11	Other expenses (not listed above)	12.2
12	TOTAL	100.0

7.6. Key efficiency indicators of the Company

Table 9

#	Indicator	Measurement unit	2003	2004	Growth/ decrease rate (%)
1	Revenues from communication services per line *)	ruble	3,528	3,980	112.8
2	Costs per line*)	ruble	2,674	3,189	119.2
3	Pre-tax profit per line*)	ruble	395	157	39.8
4	Pre-tax profit per employee	ruble	32,985	14,434	43.8
5	Number of lines per employee	line	84	92	109.4

*) Average annual number of lines without Altai type radial communication equipment.
2003: 5,829,197 lines
2004: 6,178,815 lines.

The average annual number of lines has grown in inter-regional companies over 2004:
2003: 5,829,197 lines.
2004: 6,178,815 lines.
Number of lines per employee:
2003: 84 lines,
2004: 91.9 lines.

Some inter-regional company efficiency indicators such as receipts from sale of goods, works and services, revenues from communications, or production costs, remained under planned levels for above described reasons:

- revenues from communication services per line: 2.8% lower;
- costs per line: 1.6% lower.

7.7. Net assets of the Company

Table 10

	At 01.01.2005
1. Total net assets (thousand rubles)	15,574,864
2. Authorized capital (thousand rubles)	631,200
3. Reserve fund (thousand rubles)	31,560

4. Ratio of net assets to authorized capital (line 1/line 2) (%)	2,467.5
5. Ratio of net assets to total of authorized capital and reserve fund (line 1/(line 2+line 3)) (%)	2,350.0

Net assets had grown by 41,223 thousand rubles or 0.3% over the reporting period.

VIII. MAIN PROFIT ALLOCATIONS

8.1. Summary of main profit allocations in 2003

Table 11

#	Indicator	Measurement unit	2003 profit distribution	
			Approved by general shareholders' meeting of 11.06.2004	Actually allocated
1	2	3		4
1.	Net profit over 2003	thousand rubles	1,502,563	1,502,563
2. Principal profit uses:				
2.1.	To cover loss incurred in the past years	thousand rubles		
2.2.	Reserve fund % of profit	thousand rubles %		
2.3.	Special fund for share allocation to company employees (if stipulated in foundation documents) % of profit	thousand rubles %		
2.4.	dividends paid % of profit	thousand rubles %	347,297 23.1	347,297 23.1
2.5	Increasing stock capital through undistributed profit of the reporting year % of profit	thousand rubles %	1,155,266 76.9	1,155,266 76.9

8.2. Main planned profit allocations for 2004

Table 12

#	Indicator	Measurement unit	**TOTAL**
1	2	3	4

1.	Net profit in the reporting year	thousand rubles	397,711
2.	**Principal profit uses in the reporting year:**		
2.1.	covering loss incurred in the past years	thousand rubles	
2.2.	reserve fund % of net profit	thousand rubles %	
2.3.	Special fund for share allocation to company employees (if stipulated in constitutional documents) % of net profit	thousand rubles %	
2.4.	dividends paid % of net profit	thousand rubles %	139,199 35
2.5.	Increasing stock capital by the unallocated profit in the reporting year % of net profit	thousand rubles %	258,512 65

IX. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY SHARES

- The decision to pay annual dividends was made at the general shareholders' meeting held on 11 June 2004
- Initial dividend payment date specified by the meeting[1]: n/a
- Actual date dividend payment started: 27 July 2004
- Dividend amount payable per 1 share:
  - 0.285662 rubles per 1 type A preference share
  - 0.124867 rubles per 1 common (ordinary) share
- Dividend payment method: cash
- Dividends paid by the date of annual report as at 1 January 2005:
  - 195,548,957 rubles and 68 kopeks per common share
  - 146,955,046 rubles and 07 kopeks per preference share.

  Paid dividend share of total dividend payable: 98.62%.

  Main causes for failure to receive dividends: shareholders did not come to receive them or had wrong banking details for cash transfer.

Declared (accrued) dividends on Company shares (per share)

Table 13

Type of securities	2002		2003		2004*	
	Amount (rubles)	% of nominal value	Amount (rubles)	% of nominal value	*Amount (rubles)	*% of nominal value (0.3)
Common stock	0.096052	32	0.124867	41.6	0.063008 **	21.0
Type A preference stock	0.206143	68.7	0.285662	95.2	0.075611	25.2

* Dividend calculation for 2004 (projection)
** Net profits used to pay dividends on common stock = 99,428 thousand rubles (25% of net profit), which considerably exceeds the similar indicator in the past year

X. MAJOR DEALS CLOSED BY THE COMPANY

The Board of Directors of the Company has considered and approved the following deals in accordance subparagraph 19, paragraph 14.4 of JSC CenterTelecom (below named the 'Company') Charter over the reporting period (2004):

I. The Company has entered into no large deals per chapter X, Federal Law "On joint-stock companies" in 2004

II. The Board of Directors of the company has approved 29 deals over 2004, in which the Company was interested in accordance with Chapter XI, Federal Law "On joint-stock companies", and subparagraph 21, paragraph 14.4 of Company Charter:

I. 2 deals with OAO National Payphone Network

Reason for interest:

R.A.Armarian as a director who is not independent and as a member of the Board of Directors interested in the deal (simultaneously member of the Board of Directors of OAO NTS).

V.N.Yashin, as a member of the Board of Directors interested in the deal (simultaneously member of the Board of Directors of OAO NTS).

1. Subject: supplementary agreement to ProSam-320 security module sale contract no. 2442/03-DO of 27.06.03.

Counterpart: OAO National Payphone Network.

General content of deal:

A new price list is introduced for ProSam-320 security modules from 01.12.2003. The prices are specified in Euro including VAT.

The payment is made in rubles per Euro exchange rate specified by the Central Bank at the day of payment.

2. Subject: agreement on the replacement of the initial obligation specified in the contract for lease with redemption right with obligations under sale contract.

Counterpart: JSC National Payphone Network

Price: The cost of property was determined on the basis of the decision made by the Board of Directors of JSC CenterTelecom of 02.02.2004 and its market value, and equals 9,855,301.98 rubles (nine million eight hundred fifty five thousand three hundred one ruble and 98 kopeks) including VAT of 1,503,351.15 rubles (one million five hundred three thousand fifty one ruble and 15 kopeks).

Term: The property was transferred to JSC CenterTelecom under the Act of Property Transfer/Acceptance for Lease.

The payment must be made under the sale contract within 2 days after signing of the Agreement by the Parties.

II. 11 deals with JSC Giprosviaz

Grounds for being treated as an interested party deal: JSC Svyazinvest, holding over 20% of voting shares of JSC CenterTelecom, also holds over 20% of voting JSC Giprosvyaz shares.

1. Subject: technical documentation development and designing and exploration works on the subject named "Implementation of a back-up management center for the General Directorate of JSC CenterTelecom".

Counterpart: JSC Giprosvyaz

Price: total Contract value: 3,586,926.24 rubles (three million five hundred eighty six thousand nine hundred twenty six rubles and 24 kopeks) including VAT.

Term: According to calendar plan, all stage works are to be carried out until 30.06.2004.

2. Subject: System project development for the following object: "TETRA federal mobile radio communication network".

Counterpart: JSC Giprosvyaz

Price of services: Total Contract price: 1,694,915 rubles and 25 kopeks (One million six hundred ninety four thousand nine hundred fifteen rubles and 25 kopeks) plus value-added tax of 18%: 305,084 rubles and 75 kopeks (three hundred five thousand eighty four rubles and 75 kopeks).

Term: According to calendar plan, all stage works are to be carried out until 29.10.2004.

3. Subject: Working project development for the following object: "Long-distance exchange/local switch expansion in Solnechnogorsk", stage III.

Counterpart: JSC Giprosvyaz.

Price of services: Total Contract price: 1,834,905.90 rubles (one million eight hundred thirty four thousand nine hundred five rubles and 90 kopeks) including VAT.

Term: per calendar plan.

4. **Subject:** Working project development for the following object: "Long-distance exchange/local switch expansion in Chekhov", stage III.

Counterpart: JSC Giprosvyaz.

Price of services: Total Contract price: 1,968,158.58 rubles (one million nine hundred sixty eight thousand one hundred fifty eight rubles and 58 kopeks) including VAT.

Term: per calendar plan.

5. Subject: modifying appendices 4/6, 4/8, 4/4 and 4/5 and increasing value under contract no. 413-03 /2268/03-DO for the performance of exploratory and designing works for phone network reconstruction and expansion in Moscow region towns of Pushkino, Sergiev Posad, Ivanteyevka, Krasnoarmeisk and Volokolamsk.

Counterpart: JSC Giprosvyaz.

6. Subject: developing technical documentation and carrying out exploratory works for the following object: "LPZP phone network reconstruction on the basis of existing communication networks operated by JSC CenterTelecom, JSC Central Telegraph, OJSC Rostelecom and JSC MGTS.

Counterpart: JSC Giprosvyaz.

Price of services: Total Contract price: 5,948,339.88 rubles (five million nine hundred forty eight thousand three hundred thirty nine rubles and 88 kopeks) including VAT.

Term: 1 July 2004 to 1 October 2004.

7. Subject: investment justification development for the following object: "Long-distance exchange/local switch construction (expansion) in Voronezh".

Counterpart: JSC Giprosvyaz.

Price of services: Total Contract price: 283,200 rubles (Two hundred eighty three thousand two hundred rubles) including VAT.

Term: three months.

8. Subject: Working project development for the following object: "Long-distance exchange/local switch expansion by 3,390 ports in Solnechnogorsk".

Counterpart: JSC Giprosvyaz.

Price of services: Total Contract price: 412,152.76 rubles (four hundred twelve thousand one hundred fifty two rubles and 76 kopeks) including VAT.
Term: According to calendar plan, all stage works are to be carried out within 45 working days of advance payment receipt.
9. Subject: Working project development for the following object: "Long-distance exchange/local switch expansion by 3,480 ports in Chekhov".
Counterpart: JSC Giprosvyaz.
Price of services: Total Contract price: 414,780.2 rubles (four hundred fourteen thousand seven hundred eighty rubles and 62 kopeks) including VAT.
Term: According to calendar plan, all stage works are to be carried out within 45 working days of advance payment receipt.
10. Subject: Working project development for the following object: "Long-distance exchange/local switch expansion by 3,390 ports in Solnechnogorsk".
Counterpart: JSC Giprosvyaz.
Price of services: Total Contract price: 412,152.76 rubles (four hundred twelve thousand one hundred fifty two rubles and 76 kopeks) including VAT.
Term: According to calendar plan, all stage works are to be carried out within 45 working days of advance payment receipt.
11. Subject: Working project development, technical documentation development and carrying out project works for the following object: «Long-distance exchange construction in Tula".
Counterpart: JSC Giprosvyaz.
Price of services: Total Contract price: 1,121,227 rubles and 74 kopeks (one million one hundred twenty one thousand two hundred twenty seven rubles and 74 kopeks) including VAT at 18%.
Term: three months.

I. 2 deals with ZAO NTC COMSET

Grounds for being treated as an interested party deal:
R.A.Amaryan, a member of the Board of Directors, NTC COMSET, is member of the Board of Directors and Director General of JSC CenterTelecom at the same time.
1. Subject: modifying and supplementing contract no. 701-03/03/2789/04-DO for the performance of works and delivery of equipment.
Counterpart: ZAO NTC COMSET.
Price of supplementary agreement: the cost of supplementary agreement = 400,000 (four hundred thousand) notional units including VAT. According to supplementary agreement, total cost of contract = 1,643,505.42 (one million six hundred forty three thousand five hundred five and 42/100) notional units including VAT. One notional unit = one US dollar.
2. Subject: Modifying and supplementing contract no. 701-03/03/2789/04-DO for the performance of works and delivery of equipment.
Counterpart: ZAO NTC COMSET.
Price of supplementary agreement: According to supplementary agreement, total cost of the contract: 1,878,315.41 (one million eight hundred seventy eight thousand three hundred fifteen and 41/100) notional units including VAT. The cost of supplementary agreement is 634,809.99 (six hundred thirty four thousand eight hundred nine and 99/100) notional units. One notional unit is equal to one US dollar.

II. 2 deals with JSC MGTS (Moscow Metropolitan Telephone Network)

Grounds for being treated as an interested party deal:

V.N.Yashin as Chairman of the Board Directors interested in the deal (member of the Board of Directors of JSC MGTS at the same time).

R.A.Amaryan as a director who is not independent.

1. Subject: JSC CenterTelecom transfers 540 SAM phone modules to JSC MGTS into temporary possession and use to support settlements on phone cards issued by the Moscow subsidiary of JSC CenterTelecom.
Counterpart: JSC MGTS
Price: Monthly rentals = $0.1 including VAT per SAM module.
Term: from the date of signing by the parties until 31.12.2004.
2. Subject: Lease of non-residential premises.
Counterpart: JSC Moscow Metropolitan Telephone Network as Lessor.
Price of services: Total annual rentals = **$64,188** (sixty four thousand one hundred eighty eight US dollars) including VAT (18%) = **$9,791.39** (nine thousand seven hundred ninety one US dollar thirty nine cents).
Term: 1 January 2004 to 25 December 2004.
Grounds for being treated as an interested party deal:

V.N.Yashin as Chairman of the Board of Directors interested in the deal (member of the Board of Directors of JSC MGTS at the same time).

R.A.Amaryan as a director who is not independent.

A.V.Lopatin as member of the Board of Directors interested in the deal (member of the Board of Directors of JSC MGTS at the same time).

V. 4 deals with Not-for-Profit Partnership Center for Telecommunications Development Studies

Grounds for being treated as an interested party deal:

The ground for classifying this transaction as an interested party deal is that:

- V.E.Belov, member of the Board of Directors of the Company, is at the same time the Chairman of the Board of Not-for-Profit Partnership Center for Telecommunications Development Studies (NP CTDS).

- R.A.Amaryan, Deputy Chairman of the Board of Directors of the Company, is at the same time a member of the Board of Not-for-Profit Partnership Center for Telecommunications Development Studies.

1.Subject: Contract no. 6/05 concluded between the Company and NP CTDS on the payment of a membership lump sum fee in the amount of 237,200,000 (two hundred thirty seven million two hundred thousand) rubles by the company as member of NP CTDS. According to a decision by the Board of the Partnership (minutes no. 1 of 4 March 2004), no fee is payable on VAT.
2. Subject: modification of the terms and conditions of Contract no. 6/05/4453 /04-DO of 21.07.2004.
Counterpart: Not-for-Profit Partnership Center for Telecommunications Development Studies.

Price: specified membership contributions under the Contract with due regard to supplementary agreement: 137,200,000 (one hundred thirty seven million two hundred thousand) rubles.

Term: takes effect as from signing by the parties.

3. Contract no. 5/02 with Not-for-Profit Partnership Center for Telecommunications Development Studies:

As stated in paragraph 2.2 of the Contract: "The company agrees to make payments under the Contract as follows:

- a payment in the amount of 44,515,186.00 (forty four million five hundred fifteen thousand one hundred eighty six) rubles shall be made in 2003

- a payment in the amount of 54,736,184.00 (fifty four million seven hundred thirty six thousand one hundred eighty four) rubles shall be made in quarter 1, 2004

- a payment in the amount of 49,625,685.00 (forty nine million six hundred twenty five thousand six hundred eighty five) rubles shall be made in quarter 2, 2004

- a payment in the amount of 49,625,685.00 (forty nine million six hundred twenty five thousand six hundred eighty five) rubles shall be made in quarter 3, 2004".

4. Supplementary agreement no. 1 to agency contract no. TD-8-04 of 31 March 2004

Counterpart: Not-for-Profit Partnership Center for Telecommunications Development Studies.

Subject of deal: modifying agency contract no. TD-8-04 of 31 March 2004 concluded by the Company with Not-for-Profit Partnership Center for Telecommunications Development Studies:

i. Not-for-Profit Partnership Center for Telecommunications Development Studies agrees to additionally conclude contracts named in supplementary agreement no. 1 with Accenture PLC and ZAO Open Technologies 98

ii. The amount payable by the Company in connection with the conclusion of Supplementary Agreement no. 1 to Agency Contract no. TD-8-04 of 31 March 2004 to expand the volume of agency commission is $3,313,204.74 including: $16,811.60 as agency fee and $3,296,393.14 as a compensation for expenses incurred in connection with the fulfillment of the agency commission

iii. The agent shall perform the deals stipulated under Supplementary Agreement no. 1 to Agency Contract no. TD 8-04 of March 31, 2004 within 30 days of the Principal of Supplementary Agreement no. 1 signing the Agreement

- The agent shall spend $30,518,349.34 to fulfill the commission under the Contract as a whole
- The fee under Contract as a whole shall be $155,681.20

VI. <u>4 deals with other counterparts</u>

1. Grounds for being treated as an interested party deal:

R.A.Amaryan as a director who is not independent;

E.V.Yurchenko as member of the Board of Directors interested in the deal (member of the Board of Directors of OOO RTComm.RU at the same time)

V.E.Belov as member of the Board of Directors interested in the deal (member of the Board of Directors of OOO RTComm.RU at the same time)

Subject: provision of communication services.

Counterpart: JSC RTComm.RU

Price of services: Rates (lump sum and monthly payment rates or a minimum payment for the service).

Term: three (3) years of the conclusion.

2. Grounds for being treated as an interested party deal:

Both S.P.Avdiants, member of the Board of Directors of the Company, and V.E.Belov are members of the Board of Directors of OAO Southern Telecommunications Company.

Subject: organizing and holding an All-Russia meeting named "On the development and improvement of documentary services at ESE of Russia" from 5 to 10 October 2004 for a Customer representative at 36 Kalarash Street, Lazarevskoye, Krasnodarsky Krai.

Counterpart: OAO Southern Telecommunications Company".

Price of services: Total Contract price: 13,294.32 (thirteen thousand two hundred ninety four) rubles including VAT = 2,027.95 (two thousand twenty seven) rubles and 95 kopeks.
Term: takes effect from signing by both parties and remains in effect until the parties fulfill their obligations under the contract.
3. Grounds for being treated as an interested party deal:
R.A.Amaryan as a director who is not independent;
E.V.Yurchenko as member of the Board of Directors interested in the deal and member of the Board of Directors of OAO Central Telegraph at the same time
V.E.Belov as member of the Board of Directors interested in the deal and Chairman of the Board of Directors of OAO Central Telegraph at the same time
Subject: interaction between telecommunications network operators comprising a common telecommunications network for the purpose of providing network resources and participating in the transmission of the load of these networks.
Counterpart: OAO Central Telegraph.
Price of services: cost of services including flexible multiplexing and group selection equipment maintenance = 300 (three hundred) rubles per connection point per month without tax.
Term: the contract takes effect from the date of signing by the parties and will remain in effect for one year.
4. Grounds for being treated as an interested party deal:
R.A.Amaryan as a director who is not independent as well as member of the Board of Directors interested in the deal and Chairman of the Board of Directors of JSC CenterTelecom Service of the Moscow Region at the same time.
Subject: data exchange service provision.
Counterpart: Private JSC CenterTelecom Service of the Moscow Region.
Price and settlement: Price of services will be determined in accordance with rates.
Term: the contract will remain in effect until 1 October 2004 and can be prolonged.

XI. MAIN RISK FACTORS RELATED TO THE COMPANY ACTIVITIES. RELATIONS WITH COMPETITORS

Country and regional risks

The government of the Russian Federation influences Issuer's activity by adoption of legislative and regulative arrangements which may extensively affect the Issuer's financial position and activity results..

Key factors of political risks are:

- imperfection of legislative framework which regulates economical relations;
- insufficient efficiency of legal system;
- governance instability of the Russian Federation subjects.

The following risk factors can also influence Issuer's activity:

- uncertainty in formation of rates which are determined by Ministry of Antitrust Policies and their influence the company operations;
- change of active legislation in the scope of accounting.

Political as well as economical situation in the country may be considered as stable in medium-term period. Elections to the State Duma and the results of elections of the President of the Russian Federation on March 14, 2004 allow with certainty to forecast the continuation of economic, legislative and some other reforms carried out in the country.

Russian telecommunication services market becomes extremely competitive. Though market of traditional wire services as a whole is divided between regional operators each of them presents absolute monopolist, competition is intensified due to new communication services share increasing, and also due to activity of the companies which provide these services.

Central Federal district is a financial center and the concentration point of Russian and foreign financial institutions. It is a positive factor for development of Issuer's activity. This region is referred to the most perspective ones with the rapidly growing economy. Its dynamic development gives reasons to make a positive forecast about the Issuer's development.

Importantly, in October 2003 world leading rating agency Moody's Investor Service raised the rating of the Russian Federation by two steps – up to Baa3 investment level. Also on 14.01.2004 the rating agency Moody's Investor Service has raised the rating of Moscow city up to Ba1 level.

The following district economic condition improvement will undoubtedly result in the Issuer's activity and will have a favorable effect on his ability to fulfill obligations concerning the bonds.

It is significant to mention that economic growth in our country is greatly connected with favorable situation on the world raw material markets that is why it is possible to distinguish the probable demand decreasing from the part of business sector due to probable decreasing of world prices on energy resources and nonferrous metals;

Industry risks

The following risks may be considered as Issuer's industry risks:

- On January 1, 2004 a new federal telecommunications law (Telecommunications Act) came into effect. It establishes Russian branch communication legal frameworks and determines industry status of government bodies. The law can increase the degree of Company activity regulation and up to the acceptance of the corresponding norms the period of contradictions and uncertainty is inevitable because of the law interpretation by regulating authorities. According to the new law the Company is obliged to ensure equal conditions for interconnection and traffic routing for all the telecom operators providing the same services and provide services of the same quality and on the same conditions to these telecom operators as for the own structural subdivisions and affiliated persons. Also in accordance with the new Telecommunications Act payments for the local phone connections is performed according to the subscriber's choice (natural persons) using monthly rental or per-minute billing systems.
    - Process of integration of alternative telecommunication companies into large national holdings;
    - Growth of competition in the mobile communications, expansion of operators of competing standards into the mobile connection market;
    - Increasing of JSC Rostelecom rates, which is the main operator of long-distance and international communications and which provides the Issuer's access to the national network and international communication channels;
    - Risks connected with changing prices for communication services regulated by the government which may result in short-time demand decreasing for these services and for competition increasing. In the case of established rates inconsistent with the Company expenses, JSC CenterTelecom may face a sudden decrease of profit margins.

Financial risks

JSC CenterTelecom activity is subject to such financial risks as violations of credit repayment terms and interest payment terms and as a consequence the commercial banks will impose penalty provisions and increase the interest rates for the credits usage.

The structures of credit indebtedness undergo the influence of this risk to a greater extent.

The sum of overdue indebtedness on the borrowed funds corresponding to the common value of borrowed funds for the last three years did not exceed 3.65% which is insignificant.

The part of Company credit portfolio is nominated in foreign currency. At the same time JSC CenterTelecom receives incomes exclusively in Russian rubles. Thus there is a certain unconformity of ruble incomes and currency liabilities, and as a result there is a currency risk for the Company.

Up to the end of the Issuer's performance of obligations related to bond issue "The forecast of the Company economical development for the period of 2004-2010" envisaged the faster growth of rates and operating margin of the basic provided services in comparison with the growth of inflation rates. According to the Issuer's opinion the critical inflation values are significantly higher than the inflation value envisaged for 2004-2005 and they comprise 30-40% per year. In the event that critical inflation rates are reached the Issuer would provide the increasing of adequate prices for the own production with simultaneous decreasing of negative influence of the mentioned above factor. If the inflation rates exceed the indicated values the Issuer plans to raise prices for rendered communication services and to make arrangements for the reduction of internal expenses, to accept measures for decreasing of accounts receivable and reduction of its average overdue term.

Legal risks. The information about the Company participation in suits if only such participation will have a significant effect on financial and economic activity of the Company.

The Company accomplishes the main activity as a communications operator without realizing export of provided communication services as well as works or goods. As a result the legal risks connected with the Company activity mainly take place when the Company realizes its activity in the home market which is a characteristic feature of the majority of businessmen activity subjects on the territory of the Russian Federation.

The Company endures certain risks of the direct foreign trade contracts for equipment purchase necessary for realization of its primary activity as a communication operator that is for provision of communication services. In 2004 (IV quarter) the Company accepted the imported production from the foreign supplier according to the earlier concluded contract. As a result the Company legal risks were connected only with the necessity to observe customs legislation requirements. There were no any new foreign trade equipment purchase and sale contracts for that period.

A part of telecommunications equipment required for the Company to perform its core activities as a communication operator is received by means of leasing with the participation of foreign suppliers, with the right to redeem the equipment by the end of financial lease terms. In 2004 (IV quarter) the Company lessees accepted the production, obtained by them according to the foreign trade contracts in order to pass the financial lease to the Company and as a consequence the risks connected with realization of equipment purchase contracts were run by lessees.

In the scope of currency legislation:

As of June 17, 2004, because of the federal law which came into force from 10.12.2003 N 173-FL "About currency regulation and currency control" measures were taken to align relevant regulations with corresponding modifications in the federal laws.

Thus, on the 1st of October, 2004 a revised Article 15.25 of the Russian Federation Code came into force concerning administrative delinquencies– "Violation of the Russian Federation currency legislation and currency regulation authorities acts" accepted by the federal law from 20.08.2004 N 118-FL "About modifications into the Russian Federation Code concerning administrative delinquencies and the Russian Federation Customs Code". In comparison with the previous edition the new one significantly expands the number of grounds for attraction of administrative responsibility for violation of currency legislation of the Russian Federation and acts of the currency regulation authorities. Besides if to speak about the list of currency operations the Article includes the list of violations which may be permitted during realization of lawful currency operations. In particular the violations during the registration of passports of transactions during realization of currency operations, reservation order, regulation of carrying out the registration forms and the terms of presentation and reports concerning currency operations, etc.

The significant part of norms which modify currency legislation and some other legal acts carrying out currency regulation, stated in earlier accepted legal acts came into force from the 1st of January, 2005. For the period under report the legal acts in the scope of currency regulations involving the increased legal risks for the Company were not accepted and did not come into force.

Thus the Company, in the process of its activity realization, had normal economical risks connected with the necessity of currency legislation observance during currency operations realization.

In the scope of tax legislation:

In 2004, the changes included into tax legislation did not come into force except of some modifications of the Russian Federation Tax Code from the 1st of 2004 in the connection with the new Russian Federation Customs Code accepted by the federal law from 28.05.2003 N 61-FL.

The majority of tax legislation modifications by the earlier accepted federal laws including the first and the second part of the Russian Federation Tax Code came into force from 2005.

Modification on the level of by-laws dealt with the scope of legal regulation of interrelations of tax authorities and tax-payers. In particular by the order of the Russian Federation Tax Ministry from 10.08.2004 N SAE-3-27/468 in the edition of the Russian Federation Tax Ministry order from 16.09.2004 N SAE-3-27/499 the Agenda dealing with tax-payers was approved, including the revision of calculations of the largest tax-payers with the budget. Ministry of taxation of the Russian Federation dealing with the subjects of the Russian Federation prescribed to follow the given Agenda in the part which does not contradict the earlier accepted legal acts. Besides by the order of the Russian Federation Tax Ministry from 31.08.2004 N SAE-3-27/483 the new forms were approved for the revision of calculations with budget and tax-payer informing about the condition of calculations with the budget and Methodical instructions which concern the fulfillment which will be accepted from 01.11.2004г. From the 1st of November the new forms concerning revision of calculations with budget and tax-payer informing about the condition of calculations with the budget and Methodical instructions which concern the fulfillment which were approved by the order of the Russian Federation Tax Ministry from 31.08.2004 N SAE-3-27/483 came into force.

As the Company is a good faith tax-payer which does not have overdue debts concerning taxes and charges to the budgets of all the levels and also because of observance and correct usage of law legislation norms there are no any increased risks.

In the scope of customs legislation:

Because of a new the Russian Federation Tax Code which came into force from the 1st of January, 2004 and was accepted by federal law from 28.05.2003 N 61-FL the actions of corresponding modifications introduction in the federal laws and also of matching the by-laws in this scope are accomplished.

However, in 2004, the significant for the Company activity modifications introduced by the early accepted federal laws into the tax legislation including the Russian Federation Tax Code, federal laws "About tax rate", "About the bases of foreign trade activity", etc. did not come into force, but the significant part of them came into force in 2005.

For the reported period on the level of by-laws there were no any accepted legal acts either which were significant for legal regulation of this law scope. Thus, the accepted in accordance with article 71 of the federal law "About communication" regulation of the Russian Federation Government from 05.01.2005 N 5 came into force in 2005. It simplifies the order of transference through the Russian Federation customs of the terminal equipment, import of which is accomplished without obtaining the special permission.

Thus, for the reported period the Company incurred legal risks within the mark. It was connected with the necessity of the observation by the Company the requirements of customs registration of the production imported according to the earlier concluded foreign trade contracts. Risks occurring during the acceptance of the imported equipment being a subject to sublease to the Company were undertaken by the Company lessees.

Risks connected with the possible Company liability for debts of third parties including its associated companies.

In 2004 (4 quarter) the Company concluded two guarantee contracts with the Russian Federation Savings bank for JSC Russian Telecommunications Network and a guarantee contract with the Russian Federation Savings bank for JSC RTC-Leasing.

The information about the Company participation in the lawsuits (only if such participation may significantly affect the Company financial and economic activity.

The important suits are:

- suits, the price of which is equal or exceeds 10 per cent of the Company assets book value, that comprises 4,104,006,800 rubles as on September 30, 2004;
- suits, which prevent from conducting of financial activity or intend to prohibit or stop it (suits about the Company dissolution, about declaration of the Company and its associated and dependant companies being insolvent (bankrupt), about expropriation (of assets), about the contest rights from licenses, patents, about collection of debts and charges into the budget and off-budget funds in considerable amount).

During the reported period and also during three years before the end of this period the Company did not take part in the important suits which might (or may) influence its financial and economic activity.

It is necessary to add that during 2003-2004 the Company participated as a suitor or a defendant in the following suits according to which the maximum risk of potential loss exceeded or exceeds 8 million rubles:

1. By the findings of the Federal Arbitration court of the Central district from the 13 January, 2003 the decision of Lipetsk region Arbitration court was left unchangeable, but the appeal of the Russian Federation Ministry Inspectorate dealing with the debts and charges of Lipetsk city Right-bank district was not allowed. The suit about the recognition of the decision of the Russian Federation Ministry Inspectorate dealing with the debts and charges of Lipetsk city Right-bank district ineffective was brought by JSC Lipetskelectrosvyaz (it is at present Lipetski subsidiary of JSC CenterTelecom).

By the decision of the Lipetsk region Arbitration court the decision of the head of the Inspectorate was recognized as being ineffective.

In the appeal the applicant asked to cancel the court decision because of the incorrect application of substantive law rules. According to the Inspectorate point of view the court applied incorrectly the rules, regulating the profit tax benefit.

The Inspectorate carried out the office examination of profit tax calculation correctness performed by the Company.

During the office examination the Inspectorate found out that the Company declared unreasonably a benefit of 73,364,714 rubles, as it exceeded the net (retained) profit according to the profits and expenses report (line 190), besides it incorrectly applied profit tax benefit, intended for loss redemption of the past years. According to the examination results the act was drawn and the head of the Inspectorate decided to collect from the Company the understated profit tax amount of 6,572,951 rubles, additional payment in amount of 410,809 rubles, penalty fee in the amount of 269,178 rubles and a fine according to section 1 article 122 of the Russian Federation Tax Code in the amount of 891,970 rubles. All in all it comprised 8,144,908 rubles.

The Federal Arbitration court of the Central district found out that the court conclusion was right in the point that according to article 6 of the Russian Federation Law "About the profit tax imposed on the companies and organizations" the profit tax benefit should be calculated from the taxable profit.

In order to substantiate the lawfulness of actions of the benefit application in the amount of 73,364,714 rubles the Company presented the calculation with the necessary documents confirming the declared expenses to cover benefits.

In Section 7 of Article 6 of the Russian Federation Law "About the profit tax imposed on the companies and organizations" it is provided that all the tax benefits in general should not decrease the actual tax amount calculated without taking into consideration the tax benefits for more than 50 per cent.

This term was observed by the Company.

The reasons of the Inspectorate about the point that the sum intended for loss redemption should be equally distributed during the following five years were not based on the legislation about taxes and charges.

The court did not consider that there were any violations of the legislation about taxes and charges during the calculation of the profit tax benefit.

The Federal Arbitration court made a decision that in such case there were no reasons for the Inspectorate appeal satisfaction.

2. On 13 May, 2004 the Arbitration court of Moscow city pronounced judgment to satisfy a claim advanced by the Company to the Ministry of Finance of the Russian Federation, to the Ministry of Labor of the Russian Federation, to the Social Protection Administration in Tambov region. The purpose of the claim was to recover damage comprising 10,241,700 rubles, which appeared as a result of exemption of the communication services benefits, provided by the federal law "About the veterans". Cassation instance left the decision without any changes.

3. During 2003, the Voronezh subsidiary of JSC CenterTelecom advanced 3 claims to the Arbitration court of Voronezh region. The total amount comprised 20 million 805 thousand rubles of indebtedness, which appeared as a result of exemption to certain categories of citizens of the communication services. During the suits the sum of the claims was increased and comprised 23,237,506 rubles. The Court decided to collect the mentioned above sum in favor of the Company.

4. On the 25 June, 2004 the Arbitration court of Voronezh region according to the claim advanced by the Voronezhski subsidiary of JSC CenterTelecom decided to collect from the Russian Federation the less received by the Company profit, appeared as a result of communication services provision to the preference categories of citizens. It comprised 10,607,180.57 rubles.

5. In July, 2004 by Voronezh subsidiary of JSC CenterTelecom filed 3 claims to arbitration Court of Voronezh region against the Russian Federation for overall sum equal to 49,707,988.74 rubles concerning collection of short-received by the Company incomes. The short-received incomes were originated because of the discounts provision concerning payment for the communication services by the citizen category according to the laws "About veterans", "About social protection of disabled persons in the Russian Federation" and "About social protection of citizens which were influenced by a radiation emission after the nuclear accident at Chernobyl APP". Claims were satisfied by the court of the first instance and the decisions came into force.

6. In 2003 JSC CenterTelecom filed a claim against Moscow region register chamber and against Municipal formation "Chekhovian district of the Moscow region" represented by district administration for admission of invalidation of Municipal formation registered property right for the city phone and radio broadcasting networks which are a property of the Company and for acknowledgement of the Company property right. Objects cost is 8,040,712 rubles.

On 18 November, 2002 the department of the Moscow registration chamber in Chekhovian district lawlessly registered Chekhov area of the Moscow region on the property right of Municipal formation and issued certificates for the State registration of the right for the city and country phone communication and radio broadcasting network.

The grounds for registration of state property right of Municipal formation "Chekhov area of the Moscow region" were certificates issued by the Moscow region administration of Chekhovian district.

However, Article 17 of the federal law "About state registration of property rights for real estate and for any transactions with it "does not provide the grounds for the State registration of property rights as a administrative certificate of Administrations estate relations which in this case were presented to the Moscow State Registration Chamber for the right registration.

On 15.04.2004 the court of the first instance tried the case. Claims made by JSC CenterTelecom were completely sustained.

However the Federal Arbitration Court of Moscow district decided that the court of the first instance had not properly examined all the conditions concerning the case.

By the decision of the Federal Arbitration Court of the Moscow region of July 14, 2004 the decision of Arbitration Court of the Moscow region of April 15 was cancelled and the case was passed to the first instance.

Amicable agreement is being discussed.

7. In 2003-2004 the Federal State Unitary Enterprise "Russian TV and radio broadcasting network" made a claim against the Company for admission of telecommunication companies' privatization invalidation. The companies were affiliated to JSC CenterTelecom consequently after reorganization with assignment of TV radio broadcasting centers:

1) On 15 May, 2003 a claim was made for usage of consequences of void transaction invalidity in part of inclusion to the authorized capital of JSC Elektrosvyaz of Ryazan part of the Regional Broadcasting Center building situated in Ryazan city. Depreciable value of the building is 39,754,000 rubles. The claim of the Federal State Unitary Enterprise "Russian TV radio broadcasting network" from 14.10.2004 was rejected by the decision of the court of the first instance. By the resolution of appellate and cassation instances the decision of the court of the first instance was left unchanged.

2) A claim for usage of consequences after void transaction concerning privatization of the State Telecommunications Enterprise Rossviazinform (Moscow region) was made to Arbitration Court of the Moscow region in part of inclusion of TV assembler in Stupino, Moscow region to the Company authorized capital and its restitution to the state property of the Russian Federation.

Arbitration Court of the Moscow region from 09.08.04 decided to reject the claim of the Federal State Unitary Enterprise "Russian TV radio broadcasting network".

By the decision of the Federal Arbitration Court of the Moscow region from 09.12.04 the decision of the court of the first instance was annulled and the case was passed to the court of the first instance.

On 14.03.05 the court of the first instance had rejected the settlement of the Claimant claim.

3) A claim was made by the Federal State Unitary Enterprise "Russian TV radio broadcasting network" to Arbitration Court of Kaluga region for acknowledgement of point 6.1. of JSC CenterTelecom regulations to be invalid in part of inclusion to the authorized capital of the Company the following four objects: tower in Maloyaroslavets, radar installation in Kirov-Manino-Ludinovo, radar installation in Manino-Belitsa, radar installation in Kirov-Novoalexandrovskiy of Kaluga region. The depreciated estate cost comprises 7,846,000 rubles, though the claim was made for the total sum of 27,438,408 rubles.

Territorial administration of the Ministry of the Estate of the Russian Federation claiming requirements took part as a third person.

The claim of the Federal State Unitary Enterprise "Russian TV radio broadcasting network" was rejected by the court of the first instance.

Appellate instance rejected the decision of the court of the first instance and decided to settle the claim of the Federal State Unitary Enterprise "Russian TV radio broadcasting network".

The court of appeal instance rejected the decision of appellate instance and decided leave the claim of the Federal State Unitary Enterprise "Russian TV radio broadcasting network" unchanged.

8. State institution – The Administration of Federal Mail Service of the Moscow region made a statement of claim to Arbitration Court of the Moscow region concerning acknowledgement of invalidity of registered by JSC CenterTelecom property right for premises situated at the following address: Moscow region, Taldom city, Sobtsova street, h. 1, of total area 524,1 square meters.

On 22.12.04 the Arbitration Court of the Moscow region rejected the claim of The Administration of Federal Mail Service of the Moscow region.

Examination of counter-claim made by JSC CenterTelecom against The Administration of Federal Mail Service of the Moscow region concerning vacation of stated above premises was stopped according to the decision of Arbitration Court of the Moscow region from 24.03.2004 up to the moment of legal act which concerns the case of contestation of rights for these premises becoming *res judicata*.

9. Legal consultant attracted on the contract basis has prepared and made the following claims in the interests of JSC CenterTelecom:

- statement of claim concerning recovery of damages in the form of short-received incomes originated because of the provision in 2003 of discounts to the veterans by Tulski subsidiary of JSC CenterTelecom. The claim amount is 17,025 rubles. The claim is on the stage of examination.

- statement of claim concerning recovery of damages in the form of lost revenues originated because of the provision in 2001-2003 of discounts to the veterans by Bryansk affiliate of JSC CenterTelecom. The claim amount is 28,164 rubles. The claim is on the stage of examination.

- statement of claim concerning recovery of damages in the form of short-received incomes originated because of the provision in 2001-2003 of discounts to the veterans by Ivanono affiliate of JSC CenterTelecom. The claim amount is 20,137 rubles. The court of the first instance rejected the claim settlement. The appeal was claimed for the termination of annual report terms.

- statement of claim concerning recovery of damages in the form of lost revenues incomes originated because of the provision in 2003 of benefits to veterans and disabled persons by Tver subsidiary of JSC CenterTelecom. The claim value was 19,711 rubles.

XII. INFORMATION FOR SHAREHOLDERS

12.1. Charter (legal) capital and securities of the Company.

According to the condition on 01.01.2005:

- the Company charter (authorized) capital comprises 631,199,896.5 rubles;
- distributed and declared the Company shares:

Table 14

Share categories (types)	Amount (pieces)	Nominal value (rubles)
I. Placed shares:		
• ordinary shares (common stock)	1,578,006,833	0,3
• preference (preferred stock) of A type	525,992,822	0,3
II. Authorized shares:		
• ordinary shares (common stock)	76,166,167	0,3
• preference (preferred stock) of A type	25,405,178	0,3

12.2. Equity breakdown as on 1 January, 2005

Table 15

	Number of shareholders	**Ordinary shares number, pieces**	**The Quantity of the preference type A shares, pieces**	**% in Charter Capital**
Russian legal entities – owners	177	964,754,693	4,842,801	46.08
Russian legal entities – nominal shareholders	38	440,375,015	398,593,561	39.88
Foreign legal entities	25	61,839,955	29,240,024	4.33
Natural persons	28,801	111,037,170	93,316,436	9.71

12.3. Information about shareholders owning over 1% of the Charter Capital as on 1 January, 2005

Table 16

	Name			Ordinary shares, pieces	Preference, pieces	% in Charter Capital
1.	JOINT-STOCK COMPANY INVESTITSIONNAYA KOMPANIA SVYAZI		RES	799,867,813	0	38.02
2.	PRIVATE JOINT-STOCK COMPANY DEPOSITARY CLEARING COMPANY	#	RES	174,971,027	108,773,423	13.49
3.	PRIVATE JOINT-STOCK COMPANY "BRUNSWICK UBS NOMINIS"	#	RES	101,463,213	111,129,797	10.10
4.	PRIVATE JOINT-STOCK COMPANY ABN AMRO BANK AO	#	RES	54,957,928	133,205,846	8.94
5.	SPECIALIZED STATE INSTITUTION with the GOVERNMENT OF the RUSSIAN FEDERATION RUSSIAN FEDERAL PROPERTY FUND		RES	151,356,274	0	7.19
6.	ING BANK (EURASIA) ZAO (PRIVATE JOINT-STOCK COMPANY)	#	RES	64,645,057	15,981,770	3.83
7.	LINDSELL ENTERPRISES LIMITED		NR	32,733,878	17,579,72	2,39
8.	PRUETT ENTERPRISES LIMITED		NR	24,209,238	0	1,15

- nominal shareholder
NR – non-resident
RES – resident

12.4. Trading floors (exchanges) where the Company shares and ADRs are listed (tickers, quotation lists)

In 2004 the Company signed a contract concerning inclusion and support of securities in the quoted lists with PRIVATE JSC Stock Exchange MICEX, contract for provision of listing services with JSC Stock Exchange RTS.

JSC CenterTelecom share tenders are carried out at the Classical market NP Stock Exchange RTS (ESMO,ESMOP), Market Exchange JSC Stock Exchange RTS (ESMOG, ESMOPG), PRIVATE JSC Stock Exchange MICEX (CTLK,CTLKP) and also at the US OTC market (CRMUY) as American Depositary Receipts issued on the Company ordinary shares (Level 1 ADR program).

The Company shares are included on all the Russian exchanges into "B" quotation lists.

JSC CenterTelecom share tenders for the period from 01.01.2004 up to 31.12.2004 on Classical Market NP Stock Exchange RTS demonstrated positive dynamics:

Number of transactions for 2004:		*Number of transactions for 2003*:	
ordinary shares	– 450	ordinary shares	– 371

preference	– 190	preference	– 152

Trading volume in 2004:		*Trading volume in 2003:*	
ordinary shares	– 17,073,485$	ordinary shares	– 9,465,766$
preference	– 4,948,324$	preference	– 2,546,683$

Number of transaction and trading volumes in ordinary shares in 2003-2004



Number of deals
Trading volume, thous. USD
3500
3000
2500
2000
1500
1000
500
80
70
60
50
40
30
20
10
Jan 03
March 03
Jun 03
Jul 03
Nov 03
Feb 04
Mar04
May04
Oct 04
Dec04
Trading volume, thous. USD
Number of deals

Number of deals and trading volume in 2003-2004. Preference shares



Number of deals
Trading volume, thous. USD
1200
1000
800
600
400
200
0
45
40
35
30
25
20
15
10
5
0
Jan 03
March 03
Jul 03
Sep 03
Nov 03
Jan04
Mar 04
May 04
Jul 04
Sep 04
Nov04
Trading volume, thous. US
Number of deals

The Company Market Capitalization

The total capitalization of the Company by the end of 2004 reached $567,423,035.

JSC CenterTelecom market capitalization in 2004



CenterTelecom, million USD
900
800
700
600
500
400
300
200
100
0
RTS Index
800
700
600
500
400
300
200
100
0
Jan 04
Mar 04
Jun 04
Aug 04
Nov 04
Dec 04
Jan 05
CenterTelecom, million USD
RTS index

12.5. Level 1 ADR Program of the Company

Level 1 ADR (American Depositary Receipts) program of the Company for JSC CenterTelecom ordinary shares was registered on August 22, 2001 by the USA Securities and Exchange Commission.

J.P. Morgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIW IYT) acts as a Deposit-Bank of the Company ADR program. Deposit agreement between JSC CenterTelecom, J. P. Morgan Chase Bank and the deposit beneficial holders was concluded on September 4, 2001. It was changed and revised on December 10, 2001.

One American deposit receipt corresponds to 100 ordinary shares of the Company.

By the end of the reported period in ADR there were 23,192,800 items of ordinary shares of the Company, which comprised about 1.5% of the total amount of ordinary shares.

The arrangements for the ADR program support were held in 2004 on the regular bases and included the following arrangements:

- the preparation of the necessary documents and interrelation with the Bank Depositary JPMorgan according to the Company ADR program in accordance with the deposit agreement;
- interrelation with the legal consultant Clifford Chance in accordance with the Company ADR program (exchange and discussion the information which concerns the Company with the legal consultant, acceptance of the corresponding steps because of the necessity to follow the requirements of the USA Securities and Exchange Commission, deposit agreement);
- preparation of the necessary documents together with Clifford Chance for obtaining the approval for the Company ordinary shares to be traded outside the Russian Federation;
- the interrelation with the USA Securities and Exchange Commission concerning the execution of the Company obligations as a share Issuer, providing ADR program;
- the preparation and distribution to the Company ADR holders of the materials concerning meetings of shareholders, interrelation with JPMorgan Depositary Bank.

12.6. Corporate bonds of the Company

In 2004 as an investment attracting instrument the Company continued to use actively the Russian bond market, having issued in 2004 the fourth bonded debt, the volume of which comprised more than 5.6 bln rubles with the term before maturity of 5 years. In 2004 14 issues of phone debt bonds with the total sum of 26,892,350 rubles and 3 bond issues of 02, 03, 04 series with the total volume of 8,222,595,000 rubles were in circulation.

Bond issues became the most liquid debt instruments.

JSC CenterTelecom has proved itself as a reliable borrower which strictly observes its liabilities to the Company stakeholders on time.

The total sum of payments in 2004 according to the Company bonds of 02 and 03 series comprised 349,662,000 (Three hundred and forty-nine million six hundred and sixty-two thousand) rubles 00 kopecks.

Documentary interest bearing non-convertible series 02 bearer bonds.

Bonds of 02 series with the volume of 600 million rubles were issued and distributed in 2002.

The bonds of this series were traded on the PRIVATE JSC MICEX from 23.07.02 (they were included into the "B" Quoted list from 01.02.03), on PRIVATE JSC Stock Exchange MICEX (they were included into the "B" Quoted list from 11.01.2005), on the NP Stock Exchange RTS classical bonds market from 06.12.02 and on the NP Stock Exchange RTS the stock exchange market from 17.12.02.

In 2004 according to the bonds of 02 series the coupon income was paid on 21.04.04 (the fourth) and on 21.10.04 (the fifth) for the sum of 53,850,000 rubles and 48,132,000 rubles correspondently.

On the 21st of April, 2005 there was bonds retirement of this series.

Documentary interest bearing non-convertible series 03 bearer bonds.

Bonds of 03 series with the volume of 2 bln rubles each were issued and distributed in 2003.

In 2004 according to the bonds of 03 series the coupon income was paid on 17.03.04 (the first) and on 16.09.04 (the second) for the sum of 123,840,000 rubles each.

On the 16th of September, 2004 according to the terms of public irrevocable offer JSC CenterTelecom carried out the redemption of 1,284,820 bonds of 03 series at the price of 101,5% from the nominal value with the total volume of 1,304,092,300 rubles, which were sold at the same price and volume for the period from 17.09.2004 up to 12.10.2004.

In order to preserve the bond appeal of 03 series and to increase the demand for them from the part of exchange market participants on the 7th of September 2004 the Board of the Company Directors made a decision to attain on 19.09.2005 the bonds of this series on the conditions of irrevocable offer at the price of 101.5% from the nominal cost value.

Bonds of 03 series are being tendered on the PRIVATE JSC MICEX from 28.10.03 (they were included into the "B" Quoted list from 07.12.2004), on PRIVATE JSC Stock Exchange MICEX (they were included into the "B" Quoted list from 11.01.2005). Total amount of market transactions made on MICEX with the bonds of 03 series in 2004 comprised 1.046. Minimal market price (% from nominal) in 2004 comprised 101,03%, maximal market price comprised 111,37%.

Documentary interest bearing non-convertible series 04 bearer bonds

Bonds of 04 series with the volume of 5,622,595,000 rubles were issued and distributed in the period from August 17 through August 31, 2004.

The first coupon rate according to the tender results performed on MICEX was set in the amount of 13.8% per year. According to the decision to issue the bonds the amount of the following 9 coupons is set equal to the value of the first coupon.

For this bonds issue an offer for redemption before maturity was envisaged on the 16.11.2006 according to the price equal to 100% of nominal bonds cost value, at the same time the value of the accrued coupon income per one bond for the offer date would comprise 33.65 rubles.

The bonds of this series are traded on the PRIVATE JSC MICEX from 26.10.04, on PRIVATE JSC Stock Exchange MICEX (they were included into the "B" Quoted list from

11.01.2005). Total amount of market transactions made on MICEX with the bonds of 04 series in 2004 comprised 526. Minimal market price (% from nominal) in 2004 comprised 104.06%, maximal market price comprised 108.11%.

Bond series 03 market price performance in 2004 (%)



Market price, %
Trading volume, thous. rubles
100 000
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
114
112
110
108
106
104
102
100
98
96
94
05.01.04
19.01.04
30.01.04
13.02.04
03.03.04
25.03.04
13.04.04
29.04.04
21.05.04
04.06.04
01.07.04
15.07.04
04.08.04
17.08.04
31.08.04
21.09.04
04.10.04
15.10.04
29.10.04
17.11.04
03.12.04
20.12.04
Trading volume, thous. rubles
Market price, % of the par value
па

Series 04 bond market price performance in 2004, (%)



Market price, %
Trading volume, thous. rubles
160 000
140 000
120 000
100 000
80 000
60 000
40 000
20 000
0
109
108
108
107
107
106
106
105
105
104
104
103
26.10.04
28.10.04
01.11.04
03.11.04
05.11.04
10.11.04
12.11.04
16.11.04
18.11.04
22.11.04
24.11.04
29.11.04
01.12.04
03.12.04
07.12.04
09.12.04
14.12.04
16.12.04
20.12.04
22.12.04
24.12.04
28.12.04
30.12.04
Дата
Trading volume, thous. rubles
Market price, % of the par value
ıa

12.7. The Company's Auditor (according to Russian and International Accounting Standards)

Name: ***PRIVATE JSC Ernst&Young Vneshaudit.***
License number: 003246
Issue date: 17.01.2003
Term of validity: up to 17.01.2008
License issuing authority: The Ministry of Finance of The Russian Federation
Contract terms: up to the complete execution of obligations (Auditor obligation: JSC CenterTelecom accounting check-up for the period from 01.01.2004 up to 31.12.2004).

12.8. The Company's Registrar

Registrar: ***Private Joint-Stock Company Registrator-Svyaz***
Domicile: 15a Kalanchevskaya Street, Moscow, 107078, Russia
Mailing address: 15a Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia
Phone: (095) 933-42-21, Fax: (095) 933-42-21
e-mail: regsw@asvt.ru
License number 10-000-1-00258
Date of issue: 01.10.2002
Term of validity: unlimited
License issuing authority: Federal Securities Market Commission

12.9. The Company's Regional Operating Branches (subsidiaries)

Full corporate names and addresses of JSC CenterTelecom subsidiaries

Table 17

serial number	Subsidiary full-name	***Subsidiary address***
1.	Belgorodski subsidiary of JSC CenterTelecom.	3 Sobornaya Square, Belgorod, 308000, Russia. Mailing address: 308000, Belgorod, Sobornaya Square, 3.
2.	Bryanski subsidiary of JSC CenterTelecom.	9 Karl Marx Square, Bryansk, 241000, Russia. Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia.
3.	Verhnevolzhski subsidiary of JSC CenterTelecom.	150000, Yaroslavl, Komsomolskaya street, 22. Mailing address: 150000, Yaroslavl, Komsomolskaya street, 22.
4.	Vladimirski subsidiary of JSC CenterTelecom.	42 Gorkogo Street, Vladimir, 600000, Russia. Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia.
5.	Voronezhski subsidiary of JSC CenterTelecom.	35 Revolution Prospekt, Voronezh, 394000, Russia. Mailing address: 35 Revolution Prospekt,

		Voronezh, 394000, Russia.
6.	Kaluzhski subsidiary of JSC CenterTelecom.	248600, 38 Teatralnaya Street, Kaluga, 248600, Russia. Mailing address: 38 Teatralnaya Street, Kaluga, 248600, Russia.
7.	Kurski subsidiary of JSC CenterTelecom.	8 Krasnaya Square, Kursk, 305000, Russia. Mailing address: 8 Krasnaya Square, Kursk, 305000, Russia.
8.	Lipetski subsidiary of JSC CenterTelecom.	61 Oktyabrskaya Street, Lipetsk, 398000, Russia. Mailing address: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia.
9.	Moscow subsidiary of JSC CenterTelecom.	23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia. Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia.
10.	Orlovski subsidiary of JSC CenterTelecom.	43 Lenina Street, Orel, 302000, Russia. Mailing address: 43 Lenina Street, Orel, 302000, Russia.
11.	Ryazanski subsidiary of JSC CenterTelecom.	43 Schedrina Street, Ryazan, 390006, Russia. Mailing address: 43 Schedrina Street, Ryazan, 390006, Russia.
12.	Smoleskinski subsidiary of JSC CenterTelecom.	6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia. Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
13.	Tambovski subsidiary of JSC CenterTelecom.	32-B Astrakhanskaya Street, Tambov, 392002, Russia. Mailing address: 32-B Astrakhanskaya Street, Tambov, 392002, Russia.
14.	Twerskoy subsidiary of JSC CenterTelecom.	24 Novotorzhskaya Street, Twer, 170000, Russia. Mailing address: 24 Novotorzhskaya Street, Twer, 170000, Russia.
15.	Tulski subsidiary of JSC CenterTelecom.	33-a Lenina Prospekt, Tula, 300000, Russia. Mailing address: 33-a Lenina Prospekt, Tula, 300000, Russia.

According to the Audit Department schedule approved by the Company Board of Directors on 05.03.2004 for 2004, 15 financial-economic checks were held in the subsidiaries and their structural units (including 4 comprehensive checks of subsidiaries and 2 un-scheduled checks of the structural subdivisions).

Scheduled comprehensive field checks were held in the following subsidiaries: Tverskoi, Tambovski, Voronezhski and Vladimirski.

The program of execution of subsidiaries comprehensive checks includes all spheres of activity.

Scheduled audit checks were held in the following subsidiaries and their structural subdivisions: Lipetski, Kostromskoy, Bryanski, Ivanovski, Central Exchange #6 – structural subdivision of Kaluzhski subsidiary, Uglichski UES – structural subdivision of Yaroslavski subsidiary, "Stroitel" - structural subdivision of Yaroslavski subsidiary, Central Exchange - structural subdivision of Orlovski subsidiary, Livenski RUES – structural subdivision of Orlovski subsidiary.

Un-scheduled field checks were held in the following subsidiary structural subdivisions: Rybinski UES - structural subdivision of Yaroslavski subsidiary and Kotovski UES – structural subdivision of Tambovski subsidiary.

The program of subsidiaries and their structural subdivisions checks included the following questions:

- the analysis of immovable property and operations of its retirement;
- the analysis of estate under lease;
- the audit of account settlements with debtors and creditors;
- the audit of financial investments;
- the audit of foreign borrowings and terms of lending;
- the analysis of mortgaged estate;
- taxation: profit tax, VAT, estate tax.

The specialists of the Internal Audit Department, the specialists of the Subsidiaries Internal Audit Departments and the specialists of the Chief Direction and the Subsidiaries Direction took part in conducting the checks.

XIII. GOVERNING BODIES OF THE COMPANY

The general meeting of shareholders is the supreme governing body of the Company.

The Board of Directors – is a collective collegial executive governing body of the Company exercising the general control over activities of the Company.

The Board of Directors is elected annually by the annual general meeting of shareholders. Eleven members of the Board are elected by cumulative voting.

The general meeting of shareholders has the right to early terminate powers of the members of the Board of Directors, but such a decision can only be taken with respect to all members of the Board of Directors simultaneously.

In the event of early termination of the authority of members of the Board of Directors powers of the new Board of Directors are effective until the next annual general meeting of shareholders.

In order to improve efficiency of the Board of Directors operations Committees of the Board of Directors are set up in the Company for a preliminary review of the most important issues of the Company activities and making recommendations to the Board of Directors for decision-making on such issues.

In JSC CenterTelecom the following permanent Committees of the Board of Directors are set up: the Corporate Governance Committee, the Strategic Development Committee, the Staff and Remuneration Committee, the Audit Committee.

Following a decision of the Board of Directors other standing or ad-hoc Committees can be created.

The Management Board is a collegial collective executive body of the Company arranging fulfillment of decisions made by the general meetings of shareholders and the Board of Directors of the Company.

The number of members of the Management Board and personal composition are determined by decisions of the Board of Directors on a proposal of the General Director, members of the Board of Directors.

The management Board is formed for a term specified by the Board of Directors of the Company when appointing members of the Management Board.

Following a decision of the Board of Directors powers of any member (all members) of the Management Board can be terminated before time.

In the event of the early termination of powers of some members of the Management Board, powers of the newly appointed members shall be effective for a term for which the current Management Board was formed.

The General Director of the Company is the sole person executive body of the Company performing day-today running of the Company. The General Director is appointed by the Board of Directors.

The General Director takes decisions on matters not referred by the Company's Charter to the authority of the general meeting of shareholders, the Board of Directors and the Management Board.

The general Director performs the duties of the Chairperson of the Management Board of the Company.

The Audit Commission is an independent control body of the Company elected at the annual general meeting of shareholders for a term until the next annual general meeting of shareholders. There are seven members of the Audit Commission.

Powers of any or all members of the Audit Commission can be early terminated by a decision of the general meeting of shareholders.

In the event of the early termination of powers of members of the Audit Commission the powers of the newly elected members of the Audit Commission shall be effective until the next general meeting of shareholders.

In the event that the number of members of the Audit Commission becomes less than half of the number of the elected members of the Audit Commission the Board of Directors shall convene an extraordinary general meeting of shareholders for election of a new Audit Commission. The remaining members shall perform their functions until election of the new Audit Commission at the extraordinary general meeting of shareholders.

13.1. The Board of Directors

The Board of Directors of JSC CenterTelecom operating in 2005.

Period from January 1, 2004 through June 11, 2004.

The number of members of the Board of Directors.

Members of the Board of Directors:

1.	Valeriy N. Yashin *Chairman of the Board of Directors*	General Director, JSC Svyazinvest

2.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
3.	Stanislav P. Avdiants	Executive Director, Economic and Tariff Policies Department, JSC Svyazinvest
4.	Oksana V. Petrova	Deputy Head of Methodology and Information, Corporate Governance Department, JSC Svyazinvest
5.	Alexander V. Lopatin	General Director, OAO Virtual Etalons
6.	Boris D. Antonyuk	First Deputy Minister, the Communications Ministry of Russia
7.	Ruben A. Amaryan	General Director, JSC CenterTelecom
8.	Aleksey B. Panteleev	First Deputy Chairman of the Moscow region Government
9.	Alexander P. Gribov	Deputy Head of Division, Head of Unit, Russian Federal Property Fund
10.	Alexander V Ikonnikov	Executive Director, Association for Investor Rights
11.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors, Inc.

Period from June 11, 2004 through December 31, 2004
The number of members of the Board of Directors: 11 members
Members of the Board of Directors:

1.	Valeriy N. Yashin *Chairman of the Board of Directors*	General Director, JSC Svyazinvest
2.	Stanislav P. Avdiants	Executive Director, Economic and Tariff Policies Department, JSC Svyazinvest
3.	Boris D. Antonyuk	First Deputy Minister, the Communications Ministry of Russia
4.	Ruben A. Amaryan	General Director, JSC CenterTelecom
5.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
6.	Alexander P. Gribov	Deputy Head of Division, Head of Unit, Russian Federal Property Fund
7.	Alexander V Ikonnikov	Executive Director, Association for Investor Rights
8.	Oksana V. Petrova	Deputy Head of Methodology and Information, Corporate Governance Department, JSC Svyazinvest
9.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest
10.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors, Inc.
11.	Evgeniy V. Yurchenko	Deputy General Director, JSC Svyazinvest

Information about members of the Board of Directors

1. VALERIY N. YASHIN
General Director, JSC Svyazinvest

Born in: ***1941***
Education: ***higher education***

1999 – 2002: member of the board of directors, OAO Petersburg Telephone Network (as of 2001 – JSC North-Western Telecom)
1999-2000: Member of Supervisory Board, JSC Saint-Petersburg Long-Distance and International Telephone

1999-up to now: Chairman of the board of directors, ZAO Saint-Petersburg Payphones
1999-up to now: Chairman of the board of directors, JSC Telecominvest
1999-up to now: Chairman of the board, Non-government Pension Fund Telecom-Soyuz
1999 - up to now: General Director - Chairman of the Management Board, JSC Investitsionnaya Kompania Svyazi
2000- 2002: Chairman of the board of directors, OAO Svyazinvest-Media
2000 – 2003: Chairman of the board of directors, ZAO MobiTel
2000 - up to now: Chairman of the board of directors, JSC Elektrosvyaz of the Moscow region (as of 2001 -Joint-Stock Central Telecommunication Company)
2000 - up to now: Member of the board of directors, JSC Moscow Metropolitan Telephone Network
2000 - up to now: Chairman of the board of directors, OJSC Rostelecom
2001 - up to now: Chairman of the board of directors, JSC National Payphone Network
2001 – 2004: Chairman of the board of directors, JSC RTComm.RU
2001 – 2002: Chairman of the board of directors, JSC Elektrosvyaz of the Orel region
2001 – 2003: Chairman of the Board, Non-government Pension Fund, Rostelecom-Guarantia
2002 - up to now: Member of the Management Board, Russian Telecommunications History Fund
2002 - up to now: Chairman of the board of directors, JSC North-Western Telecom
2003 - up to now: Member of the board of directors, ZAO Football Club Zenit
2004 - up to now: Member of Supervisory Board, ZAO Medexpress
Interest in the charter capital of the issuer: ***0.012738%***
Percentage of the ordinary shares of the issuer: ***0.001901%***

2. STANISLAV P. AVDIANTS
Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest

Born in: ***1946***
Education: ***higher education***

1999 – 2001: Chairman of the board of directors, JSC Svyazinform of the Chuvash Republic
1999 – 2002: Member of the board of directors, Chairman of the board of directors, JSC Elektrosvyaz of the Kostroma region
1999 – 2000: Member of the board of directors, JSC Ekaterinburg Telephone Network
2000 – 2001: Executive Director, Director of Economic Forecast and Consolidated Planning, JSC Svyazinvest
2000-2000, 2001-2002, 2003 - up to now: Member of the board of directors, OJSC Rostelecom
2001 – 2002: Chairman of the board of directors, JSC Magadansvyazinform
2001 – 2003: Member of the board of directors, JSC Kostromskaya City telephone Network

2001 - up to now: Executive Director, Director of Economic and Tariff Policies Department, JSC Investitsionnaya Kompania Svyazi
2002 – 2002: Member of the board of directors, JSC Central Telegraph
2003 - up to now: Member of the board of directors, JSC Southern Telecommunications Company
2003 - up to now: Member of the board of directors, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

3. BORIS D. ANTONYUK

Deputy Minister of the Information Technologies and Communications of the Russian Federation

Born in: ***1949***
Education: ***higher education***

1999 – 2002: General Director, FGUP Satellite Communications
2002 - up to now: First Deputy Minister, the Ministry of the Russian Federation for Communications and Information
2003 - up to now: Member of the board of directors, JSC Moscow Long-Distance Telephone Exchange #9
2003 - up to now: Member of the board of directors, JSC Svyazinvest
2003 - up to now: Member of the board of directors, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

4. RUBEN A. AMARYAN
General Director, JSC CenterTelecom

Born in: ***1949***
Education: ***higher education***

Scientific degree: *Doctor of Sciences in Technology*
Academic title: *Academic of the International Telecommunication Academy. Professor of Moscow Academy of Labor Market and Information Technologies*

2000 – up to now: Member of the board of directors, General Director, Chairman of the Management Board, Joint-Stock Central Telecommunication Company (before 2001 Joint-Stock Company Elektrosvyaz of the Moscow region)
2002 –2004: Chairman of the board of directors, ZAO Moscow Telecommunications Company (as of 2003 Private JSC CenterTelecomService of the Moscow region)
2002 – 2004: Chairman of the board of directors ACB LINK-bank (Public Joint-Stock Company)
2002 – 2002: Member of the board of directors, OAO Svyazi and Information of the Voronezh region
2002 - up to now: Member of the board of directors, JSC National Payphone Network
2003 –2004: Member of the board of directors, ZAO Scientific and Technical Center COMSET
2003 - up to now: Chairman of the board of directors, ZAO CenterTelecomService
2004 - up to now: Deputy Chairman, JSC Russian Telecommunications Network
2004 - up to now: Member of the Board, NP Center for Telecommunications Development Studies
2004 - up to now: Member of the Strategic Development Committee of the Board of Directors, Joint-Stock Central Telecommunication Company
Interest in the charter capital of the issuer: ***0.017239%***
Percentage of the ordinary shares of the issuer: ***0.022986%***

5. VADIM E. BELOV
General Director, International Satellite Communications Organization Intersputnik

Born in: ***1958***
Education: ***higher education***

1999 –2001: Chairman of the board of directors, JSC Uralsvyazinform
1999 –2004: Deputy General Director -Member of the Management Board, JSC Investitsionnaya Kompania Svyazi
1999 - up to now: Chairman of the board of directors, JSC Southern Telecommunications Company (before 2001 JSC Kuban Elektrosvyaz)
2000 - up to now: Member of the board of directors, OJSC Rostelecom
2000 - up to now: Member of the board of directors, JSC Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company)
2000 – 2002: Member of the board of directors, Volgogradskoe JSC Elektrosvyaz
2001 –2002: Member of the board of directors, JSC Uralsvyazinform
2001 – 2002: Chairman of the board of directors, JSC Uraltelecom of the Sverdlovsk region
2001 – 2002: Member of the board of directors, JSC Elektrosvyaz of the Novosibirsk region (JSC Sibirtelecom)
2001 – 2002: Chairman of the board of directors, JSC Elektrosvyaz of the Rostov region
2001 - 2003 Member of the Board, Non-government Pension Fund Rostelecom-Guarantia
2002 – 2002: Member of the board of directors, JSC Svyazinform of the Chelyabinsk region
2002 – 2003: Member of the board of directors, Inter-regional Commercial Bank for Development of Telecommunications and Information
2002 – 2003: Chairman of the board of directors, ZAO RTC-Invest
2002 – 2003: Member of the board of directors, ZAO RTC-Leasing
2002 – 2003: Member of the Board Non-government Pension Fund Telecom-Soyuz
2002 – 2004: Member of the board of directors, JSC Central Telegraph
2002 –up to now: Chairman of the board of directors, JSC Uralsvyazinform
2002 - up to now: Chairman of the Board, NP Center for Telecommunications Development Studies
2004 –up to now: Chairman of the board of directors, JSC Central Telegraph
2004-up to now: Member of the board of directors, JSC RTComm.RU
Interest in the charter capital of the issuer: ***0.000194%***
Percentage of the ordinary shares of the issuer: ***0.000259%***

6. ALEXANDER P. GRIBOV

Born in: ***1972***
Education: ***higher education***

1999 – 2001: Chief Expert, Russian Federal Property Fund
2001 – 2002: Consultant, Russian Federal Property Fund
2002 - up to now: Deputy Head of Division, Head of the Unit for Representation in joint-stock companies, Russian Federal Property Fund
2002 - up to now: Member of the board of directors, JSC CenterTelecom
2004 - up to now: Member of the board of directors, JSC Vniizarubezhgeologia
2004 - up to now: Member of the board of directors, JSC 615 Construction company
2004 - up to now: Member of the board of directors, JSC Aviacompany Voronezhavia
2004 – 2004 Chairman of the board of directors, JSC 175 Wood processing plant
2004 – up to now: Chairman of the Audit Committee, Member of the Staff and Remuneration Committee of the Board of Directors, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

7. ALEXANDER V. IKONNIKOV
Chairman of the Management Board, National Association of Independent Directors

Born in: ***1971***
Education: ***higher education***

2000 – 2001: Member of the board of directors, JSC Smolensksvyazinform
2000 – 2001: Member of the board of directors, JSC Kirovsvyazinform
2000 – 2001: Member of the board of directors, JSC Saratovenergo
2000 – 2004: Executive Director, Investor Protection Association
2000 - up to now: Chairman of the Management Boar, National Association of Independent Directors
2002 – up to now: Member of the board of directors, Joint-Stock Central Telecommunication Company
2003 - up to now: Member of the board of directors, JSC North-Western Telecom
2004 – up to now: Chairman of the Staff and Remuneration Committee, Member of the Corporate Governance Committee of the Board of Directors, Joint-Stock Central Telecommunication Company
Interest in the charter capital of the issuer: ***no interest***

8. OKSANA V. PETROVA
Deputy Head of Methodology and Information, Corporate Governance Department, JSC Svyazinvest

Born in: ***1973***
Education: ***higher education***

2000 – 2002: Chief Expert, Methodology and Information Unit, Corporate Governance Department, JSC Svyazinvest
2000 – 2002: Member of the board of directors, JSC Chelyabinsksvyazinform
2000 – up to now: Member of the board of directors, JSC Elektrosvyaz of the Moscow region (as of 2001 - JSC CenterTelecom)
2001 – 2002: Member of the board of directors, JSC Elektrosvyaz of the Kostroma region
2001 – 2002: Member of the board of directors, JSC Elektrosvyaz of the Tver region
2002 - up to now: Deputy Head of Methodology and Information, Corporate Governance Department, JSC Svyazinvest
2004 – up to now: Member of the board of directors, JSC North-Western Telecom
2004 – up to now: Chairman of the Corporate Governance Committee of the Board of Directors, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

9. ELENA V. UMNOVA
Director of Finance Department, JSC Svyazinvest

Born in: ***1954***
Education: ***higher education***

1999-200: Deputy Manager, A branch of ZAO Bank Menatep Saint-Petersburg, Voronezh
2001-2003:Deputy Manager, OA MENATEP SPb, renamed ZAO Bank Menatep Saint-Petersburg

2003-up to no: Director of Finance Department, JSC Svyazinvest
2003-up to now: Member of the Management Board, JSC North-Western Telecom
2004-up to now: Member of the Audit Committee of the Board of Directors, Member of the Board of Directors, Joint-Stock Central Telecommunication Company
2004-up to now: Member of the Audit Commission, JSC Inter-regional Bank for Development of Telecommunications and Information (ACB Svyaz-Bank)
Interest in the charter capital of the issuer: ***no interest***

10. GRIGORIY M. FINGER
Executive Director, Moscow Representative Office of NCH Advisors, Inc.

Born in: ***1966***
Education: ***higher education***

1995 – 2003: Executive Director, Moscow Representative Office of NCH Advisors, Inc.
1998 –2003: Member of the board of directors, JSC Trade House GUM
2000 – 2003 and 2004 - up to now: Member of the board of directors, OJSC Rostelecom
2001 - up to now: Member of the board of directors, Grinding Plant Ilyich
2002 – 2003 Member of the board of directors, JSC Aeroflot
2002 - up to now: Member of the board of directors, JSC Central Telegraph
2002 - up to now: Member of the board of directors, JSC Polimerbyt
2003 - up to now: Member of the board of directors, JSC CenterTelecom
2004 - up to now: Member of the Audit Committee, Strategic Development Committee, of the Board of Directors, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

11. EVGENIY V. YURCHENKO
Deputy General Director, JSC Svyazinvest

Born in: ***1968***
Education: ***higher education***

2001-2001: Head of Regional Center South-West
2001-2002: Vice-President, Regional Center South-West
2002-2002: Member of the Management Board, JSC Bank MENATEP, Saint-Petersburg"
2002-2004: Deputy General Director, JSC Svyazinvest
2003-2004: Member of the board of directors, JSC Sibirtelecom
2003-2004: Member of the board of directors, JSC Girposvyaz
2003-2004: Member of the board of directors, JSC Far-Eastern Telecommunications Company
2003-2003: Member of the board of directors, JSC RTC-Leasing
2003-2004: Member of the board of directors, ZAO RusLeasingSvyaz
2003-up to now: Member of the Management Board, JSC Investitsionnaya Kompania Svyazi
2003-up to now: Chairman of the board of directors, JSC VolgaTelecom
2003-up to now: Member of the board of directors, OJSC Rostelecom
2003-up to now: Member of the board of directors, JSC RTComm.RU
2003-up to now: Chairman of the board of directors, ZAO RTC-Invest
2003-up to now: Member of the Board, NGPF Telecom-Soyuz
2003-up to now: Member of the board of directors, JSC Inter-regional Bank for Development of Telecommunications and Information (ACB Svyaz-Bank)
2004-up to now: Chairman of the board of directors, JSC Sibirtelecom

2004-up to now: Chairman of the board of directors, JSC Far-Eastern Telecommunications Company
2004-up to now: Member of the board of directors, JSC Central Telegraph
2004-up to now: Chairman of the Strategic Development Committee of the Board of Directors,

Member of the board of directors, JSC CenterTelecom

2004-up to now: Member of the board of directors, ZAO Registrator-Svyaz
Interest in the charter capital of the issuer: ***no interest***

Criteria of determination and amount of remuneration (compensation of expenses) of members of the Board of Directors.

Remuneration payable to members of the Board of Directors consists of the quarterly (fixed) and annual parts:

Remuneration payable to the Chairman of the Board of Directors is multiplied by a factor of 1.5.

Remuneration of a member of the Board of Directors shall be reduced:

- by 30% in the event that the member of the Board of Directors attended less than half of the meetings of the Board of Directors held in the form of their joint attendance;
- by 100% if the member in question took part in less than half of all meetings of the Board of Directors.

For the quarter in which elections of the Board of Directors were held, members of the Board of Directors shall be paid remuneration pro rata to the actual time worked in the relevant quarter.

The annual remuneration for the whole of the Board of Directors shall be determined as a percentage of the net income of the Company for the reporting year according to the financial statements of the Company.

The amount of the annual remuneration of each member of the Board of Directors shall be specified by a decision of the Company Board of Directors simultaneously with preliminary approval of the annual report of the Company.

Amounts (percentages) for calculation of quarterly and annual amounts of remuneration shall be determined by a decision of the general meeting of shareholders electing the relevant Board of Directors.

The amount of remuneration of members of the Board of Directors allocated for 2004 totaled 12,772,126.39 rubles.

13.2. Committees of the Board of Directors

Staff and Remuneration Committee

The membership of the Committee of the Board of Directors of JSC CenterTelecom in 2004.

Period from January 1, 2004 through June 11, 2004

Number of members: 3 members

List of members:

1.	Alexander V. Ikonnikov, *Chairman of the Committee*	Executive Director, Association of Investor Protection
2.	Nadezhda V. Filippova	Executive Director, Director of Human

		Resource Management, JSC Svyazinvest
3.	Ella M. Zhuravleva	Deputy General Director, Personnel Director, JSC CenterTelecom

Period from July 13, 2004 through December 31, 2004
Number of members: 3 members
List of members:

1.	Alexander V. Ikonnikov, *Chairman of the Committee*	Executive Director, Association of Investor Protection
2.	Alexander P. Gribov	Deputy Head of Division, Head of Unit, Russian Federal Property Fund
3.	Nadezhda V. Filippova	Executive Director, Director of Human Resource Management, JSC Svyazinvest

Criteria of determination and amounts of remuneration (compensation of expenses) of members of the Board of Directors

Remuneration payable to members of the Board of Directors is quarterly.

The amount of quarterly remuneration of each member of a Committee of the Board of Directors shall be 40,000 rubles.

The remuneration amount payable to the Chairperson of a Committee of the Board of Directors shall be multiplied by a factor of 1.25.

Information on the number of meetings and essential decisions of the Staff and Remuneration Committee of the Board of Directors.

In 2004 the Staff and Remuneration Committee of the Board of Directors held 5 meetings. The following matters were reviewed at the meetings:

- Proposals of the draft regulations on remuneration of members of the Management Board of the Company.
- Putting on the agenda of the annual general meeting of shareholders of the issue of regarding introduction of amendments and additions to the regulations on the Management Board.
- Putting on the agenda of the meeting of the Board of Directors devoted to the results of the year of the issue related to nominees to stand for elections to the Audit Commission of the Company.
- Proposals on criteria and principles for determination of bonuses for the Corporate Secretary.
- Proposals on determination of percentages of allocations for calculation of remuneration payable to members of the Board of Directors.
- Approval of terms and conditions of additional agreements to the employment contracts with Deputies of the General Directors – Directors of subsidiaries JSC CenterTelecom.
- Agreeing on release from duties of the Deputy General Director – Director of Ivanovski subsidiary.

Information on deals closed between members of Committees and the Company – no such transactions.

Information on lawsuits filed against members of the Committee: no lawsuits filed against the Committee members.

Corporate Governance Committee

The membership of the Committee of the Board of Directors of JSC CenterTelecom in 2004.

Period from January 1, 2004 through December 31, 2004

Number of members: 3 members

List of members:

1.	Oksana V. Petrova *Chairman of the Committee*	Deputy Head of Methodology and Information, Corporate Governance Department, JSC Svyazinvest
2.	Alexander V. Ikonnikov	Executive Director, Association of Investor Protection
3.	Elena K. Romskaya	Director of Securities and Corporate Governance Department, Joint-Stock Central Telecommunication Company

Information on changes in the membership of the Committee in the reporting year – no such changes.

Information on the number of meetings and essential decisions of the Corporate Governance Committee of the Board of Directors

In 2004 there were 9 meetings of the Corporate Governance Committee of the Board of Directors. The following matters were reviewed:

- About Code of Corporate Governance of the Company
- Changes in the organizational structure of the Company
- About regulations on dividend policies of the Company
- Review of shareholders' proposals on putting issues on the agenda of the annual general meeting of shareholders and putting forward nominees to governing bodies of the Company.
- Increasing the charter capital of the Company
- Preliminary approval of the annual report of the Company and other materials submitted for a review by the annual general meeting of shareholders set for June 11, 2004
- Implementation of decisions made earlier by the Board of Directors and by the general meeting of shareholders

Information on deals closed between members of Committees and the Company – no such transactions

Information on lawsuits filed against members of the Committee: no lawsuits filed against the Committee members

The Audit Committee

The membership of the Audit Committee of the Board of Directors of JSC CenterTelecom in 2004.

Period from January 1, 2004 through June 11, 2004

Number of the Committee members: 4 members

List of members:

1.	Grigoriy M. Finger *Chairman of the Committee*	Executive Director, Moscow Representative Office of NCH Advisors, Inc.
2.	Alexander P. Gribov	Deputy Head of Division, Head of Unit, Russian Federal Property Fund

3.	Sergey I. Alekhin	Chief Expert, Internal Audit, JSC Svyazinvest
4.	Alexander A. Dudin	Director of Economic Policies Department, JSC CenterTelecom

Period from July 13, 2004 through December 31, 2004

Number of members: 3 members

List of members:

1.	Alexander P. Gribov *Chairman of the Committee*	Deputy Head of Division, Head of Unit, Russian Federal Property Fund
2.	Grigoriy M. Finger	Executive Director, Moscow Representative Office of NCH Advisors, Inc.
3.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest

Information on the number of meetings and essential decisions of the Audit Committee of the Board of Directors.

In 2004 the Audit Committee of the Board of Directors held 4 meetings. The following matters were reviewed at the meetings:

- Relationships between JSC CenterTelecom and the Company's auditor – ZAO Ernst&Young Vneshaudit (including contract for conducting the audit for 2004, results of the audit of the financial statements of the Company for 2003)
- Terms and conditions of contracts for auditing accounting reports prepared according to the Russian and International Accounting Standards.
- Review of the information provided by Ernst&Young Vneshaudit on the results of the Company's accounting reports (including those compiled according international accounting standards) for 2003, and the management's report on rectifying errors found in the course of the audit of the reports for 2003.
- The process of the audit and interaction between JSC CenterTelecom, ZAO Ernst&Young Vneshaudit and Rosexpertiza LLC (monitoring of initial reports).
- Review of the new issue of the regulations on the Internal Audit Department of JSC CenterTelecom and its schedule of works in 2005.
- Review of issues raised by ZAO Ernst&Young Vneshaudit:
  - Acceptance of IAS;
  - Allocations of doubtful debt provisions in 2004;
  - Presentation of settlements with the not-for-partnership in 2004;
  - Classification of the purchase offer under series 03 bond issue.
- Terms and conditions of contracts for auditing of the financial reports prepared according to Russian and International Accounting Standards.

Information on deals closed between members of Committees and the Company – no such transactions

Information on lawsuits filed against members of the Committee: no lawsuits filed against the Committee members

Strategic Development Committee

The membership of the Strategic Development Committee of the Board of Directors of JSC CenterTelecom in 2004.

Period from January 1, 2004 through June 11, 2004 – the Committee was called the Budget and Investment Planning Committee.

Number of the Committee members: 4 members.

List of members:

1.	Vadim E. Belov *Chairman of the Committee*	Deputy General Director, JSC Svyazinvest
2.	Aleksey A. Lokotkov	First Deputy General Director, Financial Director, JSC CenterTelecom
3.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest
4.	Elena V. Zabuzova	Director of Economic Planning and Budgeting Department, JSC Svyazinvest

Period from July 13, 2004 through December 31, 2004
Number of members: 3 members
List of members:

1.	Evgeniy V. Yurchenko *Chairman of the Committee*	Deputy General Director, JSC Svyazinvest
2.	***Ruben A. Amaryan***	General Director, JSC CenterTelecom
3.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest
4.	Grigoriy M. Finger	Executive Director, Moscow Representative Office of NCH Advisors, Inc.

Information on the number of meetings and essential decisions of the Strategic Planning Committee of the Board of Directors.

In 2004 the Strategic Planning Committee of the Board of Directors held 4 meetings. The following matters were reviewed at the meetings:

- The budget (business plan) of the Company for 2004.
- Investment priorities for 2005.
- Results of quarterly performance of the Company's budget.

Information on deals closed between members of Committees and the Company – no such transactions

Information on lawsuits filed against members of the Committee: no lawsuits filed against the Committee members

Amounts of remuneration payable to members of the Committees of the Board of Directors in 2004:

1. Remuneration amount of members of the Staff and Remuneration Committee: 315,151.52 rubles;
2. Remuneration amount of members of the Corporate Governance Committee: 244,242.43 rubles.
3. Remuneration amount of the Audit Committee: 244,242.43 rubles;
4. Remuneration amount of the Strategic Development Committee: 319,393.95 rubles.

13.3. The General Director

<u>Information about the general Director of JSC CenterTelecom</u>

Ruben Andronikovich AMARYAN was born May 12, 1949 in Moscow. In 1971 R. Amaryan graduated from Moscow Electrotechnical Institute of Telecommunications with a degree in automatic telecommunications. Married with two children.

Higher education he received in graduated from Moscow Electrotechnical Institute of Telecommunications graduating in 1971. In 1993 he took executive training in Duke University Fuqua School of Business (USA).

His career started in 1973. From 1981 worked in the telecommunications industry. In 1991-2000 he held various senior executive positions in JSC MGTS. Since June 30, 2000 he has been in charge of JSC CenterTelecom

PREVIOUS EMPLOYMENT

07.97	06.2000	Deputy General Director, Head of Division for Supply and Technical Provision "Service", Public Joint-Stock Company Moscow Metropolitan Telephone Network (MGTS), Moscow city.
06.2000	06.2001	General Director, Public Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow city.
06.2001	up to now	General Director, Joint-Stock Central Telecommunication Company, Moscow city.

In July 2002 he was a winner of the CIS: director of the year award.

Scientific degrees and academic titles:
Doctor of Sciences in Technology degree, received in 1998;
Senior researcher of the Academy of Defense Industries in 1998;
A full member of the Russian Academy of Nature Sciences, 2000;
A full member of the International Telecommunications Academy, 2001;
Professor of Moscow Academy of Labor Market and Information Technologies, 2002.

R. Amaryan is the author of over 20 scientific papers and monographic publications.

Awards:
A commemorative medal of the 850th anniversary of Moscow, 1997;
An honorary title Master of telecommunications, 1999;
A badge of an honorary radio-engineer, 2001;
An honorary title of Distinguished telecommunications worker of the Moscow region, 2001;
An industrial medal of the Federal Service for the special construction of the Russian Federation "For distinction in service", 2002;
An honorary badge of the Ministry for Civil Defense, Emergency Situation and Natural Catastrophe Liquidation for merits, 2002;
A medal "For service during the national census, 2003;
Letter of thanks for services from the Minister of the Russian Federation for Communications and Information, 2003;

The amount of remuneration paid to the General Director of the Company in 2004 was 573,144 rubles.

13.4. The Management Board

The JSC CenterTelecom Management Board members in 2004:

Period from January 1, 2004 through July 15, 2004:

Number of members: 11 members.
List of members:

1. R. Amaryan, born in 1949, Chairman of the Management Board
2. A. Lokotkov, born in 1950
3. M. Pegasov, born in 1966
4. E. Zhuravleva, born in 1961
5. S. Pridantsev, born in 1967
6. V. Sychev, born in 1947
7. R. Konstantinova, born in ,1954
8. T. Sotskova, born in 1958
9. A. Polnikov, born in 1943
10. A. Khaustovich, born in 1949
11. N. Mezhuev, born in 1962

Period from July 15, 2004 through December 31, 2004

Number of members: - 11 members
List of members:

1. R. Amaryan, born in 1949, Chairman of the Management Board
2. A. Lokotkov, born in 1950
3. M. Pegasov, born in 1966
4. E. Zhuravleva, born in 1961
5. S. Pridantsev, born in 1967
6. V. Sychev, born in 1947
7. A. Vartanyan, born in 1958
8. Konstantinova, born in ,1954
9. T. Sotskova, born in 1958
10. A. Polnikov, born in 1943
11. N. Mezhuev, born in 1962

Information about members of the Management Board

RUBEN ANDRONIKOVICH AMARYAN

Born in: 1949
Title: General Director, JSC CenterTelecom
Duration of holding the office: since 2000
Education: higher education, graduated from Moscow Electrotechnical Institute of Telecommunications in 1971; executive training in Duke University Fuqua School of Business (USA).

Doctor of Sciences in Technology degree, received in 1998;
Senior researcher of the Academy of Defense Industries in 1998;
A full member of the Russian Academy of Nature Sciences, 2000;
A full member of the International Telecommunications Academy, 2001;
Professor of Moscow Academy of Labor Market and Information Technologies, 2002.

For the first time elected a member of the Management Board: in 2002.
Duration of being a member of the Management Board: 3 years

ALEKSEY ALEKSEEVICH LOKOTKOV

Born in: 1950

Title: First Deputy General Director, Financial Director, JSC CenterTelecom
Duration of holding the office: since 2000

Education: higher education, graduated from the All-Union Institute of Construction Engineering by Correspondence in 1977

Received a Ph. D. in technology in 2001

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

MAKSIM ALEXANDROVICH PEGASOV

Born in: 1966
Title: Deputy General Director, Technical Director, JSC CenterTelecom
Duration of holding the office: since 2000
Education: higher education, graduated from Moscow Electrotechnical Institute of Telecommunications in 1984

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

ELLA MIKHAILOVNA ZHURAVLEVA

Born in: 1961
Title: Deputy General Director, Personnel Director, JSC CenterTelecom
Duration of holding the office: c since 2000
Education: higher education, graduated from Moscow Plekhanov's Institute of Economics in 1984

Received Ph. D. In technology in 2002.

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

SERGEY VLADIMIROVICH PRIDANTSEV

Born in: 1967
Title: Deputy General Director, Commercial Director, JSC CenterTelecom
Duration of holding the office: since 2003

Education: higher education, graduated from Moscow Red Banner Order Automobile and Road Institute in 1993

For the first time elected a member of the Management Board: in 2003
Duration of being a member of the Management Board: 2 years

VALERIY PAVLOVICH SYCHEV

Born in: 1947
Title: Deputy General Director for Security and Confidentiality Enforcement, JSC CenterTelecom
Duration of holding the office: since 2000

Education: higher education,, graduated from Border Guard Training Corpse of the KGB of the USSR in 1969
Assistant professor, chair of tactics and operating art of the border guards

For the first time elected a member of the Management Board: in 2003
Duration of being a member of the Management Board: 2 years

RAISA PAVLOVNA KONSTANTINOVA

Born in: 1954
Title: Chief Accountant, JSC CenterTelecom
Duration of holding the office: since 2000

Education: higher education, graduated from Moscow Institute of Steel and Alloys in 1977

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

TATYANA NIKOLAEVNA SOTSKOVA

Born in: 1958
Title: Director of Legal Department, JSC CenterTelecom
Duration of holding the office: since 2003

Education: higher education, graduated from All-Union Institute of Law (by correspondence) in1990

For the first time elected a member of the Management Board: in 2003
Duration of being a member of the Management Board: 2 years

ALEXANDER ILYICH POLNIKOV

Born in: 1943
Title: Executive Director, Director of Capital Investment Department, JSC Svyazinvest
Duration of holding the office: since 1998

Education: higher education, Kuybyshev Electrotechnical Institute of Telecommunications, Academy of Economics
Academic title: Academician

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

AREVSHAD APETOVICH VARTANYAN

Born in: 1958
Title: Deputy General Director for Information Technologies, JSC CenterTelecom
Duration of holding the office: since 004

Education: higher education, graduated from Moscow State University in 1981, the Russian Government Academy of Economics in 2001.
Received Ph. D. in mathematics and physics in 2002.

For the first time elected a member of the Management Board: in 2004
Duration of being a member of the Management Board: 10 months

NIKOLAY VIKTOROVICH MEZHUEV

Born in: 1962
Title: Deputy General Director< Director of Moscow Subsidiary, JSC CenterTelecom
Duration of holding the office: since 2003

Education: higher education, graduated from Kiev Military School of Telecommunications Engineering in 1984.

For the first time elected a member of the Management Board: in 2002
Duration of being a member of the Management Board: 3 years

The amount of remuneration payable to members of the management Board for 2004 was 6,600,000 rubles.

Key decisions made by the Management Board in 2004

There were **31 meetings** of the management Board of JSC CenterTelecom held on 2004, of which 17 held by absentee voting; 14 meeting were conducted in the form of joint presence.

Key decisions made by the management Board in 2004:

- Approval of the regulations on non-government pension provision for employees of JSC CenterTelecom;
- Approval of the Program for Increasing the Market Capitalization of JSC CenterTelecom for 2004;
- Approval of the Plan of Measures to Improve Corporate Governance Practices of the Company in 2004;
- Approval of the Budgeting Guidelines in the Company; the guidelines were decided to submit for approval to the Board of Directors of the Company;
- Regulations on the dividend policies of JSC CenterTelecom passed the first reading and was submitted for approval to the Board of Directors of the Company;
- Approval of the regulations on internal control procedures and comprehensives checks of subsidiaries and structural units of JSC CenterTelecom;
- Approval of relations with major accounts (VIP customers) in JSC CenterTelecom;
- Approval of the master-plan of the corporate restructuring of JSC CenterTelecom;
- Approval of the guidelines of the reorganization of daughter and associated companies of JSC CenterTelecom;
- Approval of the guidelines for investment project monitoring;
- Approval of the regulations of investment project monitoring in JSC CenterTelecom;
- Approval of the guidelines of planning, approval, execution and control of JSC CenterTelecom's budget;
- Approval of the investment planning guidelines of JSC CenterTelecom;
- Approval of the budget responsibilities matrix of JSC CenterTelecom;
- Agreement on the interaction scheme between JSC CenterTelecom, telecommunications development fund, natural persons and legal entities. The scheme was decided to submit for approval to the Board of Directors of the Company;

- Agreement on the decision and prospectus of the issue of registered book-entry ordinary and preference class A shares of JSC CenterTelecom to be placed by conversion of previously placed shares into shares with higher nominal values of the same type (category);
- Approval of the organizational chart of the consolidated Upper Volga subsidiary;
- Approval of the regulations on remuneration of members of the Coordination Board of a subsidiary of JSC CenterTelecom;
- Approval of the general united agreement on the non-government pension provision and agreement on non-government pension provision between the Company and Non-government Pension Fund Telecom-Soyuz; the agreements were decided to submit for approval to the Board of Directors of the Company.

13.5. The Audit Commission of the Company.

The membership of the Audit Commission of JSC CenterTelecom in 2004:

Period from January 1, 2004 through June 11, 2004

Number of the Committee members: 5 members.

List of members:

1.	Irina V. Prokofieva Chairperson of the Audit Commission	Director of Internal Audit Department, JSC Svyazinvest
2.	Konstantin V. Belyaev	Chief Accountant, JSC Svyazinvest
3.	Lyubov A. Greseva	Chief Expert, Internal Audit Department, JSC Svyazinvest
4.	Elena Kukudzhanova	Chief Expert, Internal Audit Department, JSC Svyazinvest
5.	Kirill V. Frolov	Deputy Director, Head of Unit, Internal Audit Department, JSC Svyazinvest

Period from June 11, 2004 through December 31, 2004

Number of the Committee members: 7 members.

List of members:

1.	Irina V. Prokofieva Chairperson of the Audit Commission	Director of Internal Audit Department, JSC Svyazinvest
2.	Konstantin V. Belyaev	Chief Accountant, JSC Svyazinvest
3.	Lyudmila V. Buryanova	First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting Department, JSC CenterTelecom
4.	Natalia V. Ermolaeva	Head of Statistical Reporting Unit, Economic and Tariff Policies Department, JSC Svyazinvest
5.	Alexander V. Kachurin	Head of Treasury, Finance Department, JSC Svyazinvest
6.	Kirill V. Frolov	Deputy Director, Head of Unit of Internal Audit of Subsidiaries and Associates, Internal Audit Department, JSC Svyazinvest
7.	Aleksey E. Kopiev	Chief Expert, Unit of Internal Audit of Subsidiaries and Associates, Internal Audit Department, JSC Svyazinvest

Information about members of the Audit Commission

IRINA VIKTOROVNA PROKOFIEVA
Born in: ***1968***
Education: ***higher education***

1998 – 2001: Expert, JSC Telecominvest
2001 – 2001:Deputy Head of Internal Audit and Economic Analysis, JSC Svyazinvest
2001 – 2003:Deputy Director, Head of Internal Audit Unit, Internal Audit and Economic Analysis Department, JSC Svyazinvest
2003 – 2004: Member of the Audit Commission of Yuzhno-Uralski Cellular Telephone LLC, ZAO Orenburg GSM, ZAO Yugsvyazstroy, ZAO Teleross-KubanElektrosvyaz, ZAO Armavir Telecommunications Plant, ZAO CMTO, ZAO SteK GSM, ZAO YuzhoSibirskaya Cellular Communications, OAO Lensvyaz, ZAO RTC-Leasing, ZAO Westelcom
2003 – up to no: Member of the board of directors, ZAO Ermak RMS
2003 – up to now: Director of Internal Audit Department, JSC Svyazinvest
2003 – up to no: Member of the Audit Commission of JSC North-Western Telecom, OJSC Rostelecom, JSC Girposvyaz, OAO Moscow Metropolitan Telephone Network, JSC Uralsvyazinform, JSC Sibirtelecom, JSC Southern Telecommunications Company, ZAO ACIB Pochtobank, ZAO Wets-BaltTelecom, ZAO Recuperation Facility Orbita, ZAO Pimtelephone
2003 *– up to now: Chairperson of the Audit Commission, JSC CenterTelecom*
2004 *– up to now: Member of the Audit Commission of ZAO Startcom, ZAO Nizhegorodskaya Cellular Communications, OAO Tatincom-T, Tvertelecom LLC, ZAO Baykalwestcom*
Interest in the charter capital of the issuer: ***no interest***

KONSTANTIN VLADIMIROVICH BELYAEV
Born in: ***1968***
Education: ***higher education***

2001 – 2004:Chief Accountant, Chief Accountant, JSC Svyazinvest"
2002 – 2002: member of the board of directors, JSC Yartelecom, JSC Artelecom
2003 – 2003: member of the board of directors, JSC Inter-regional Commercial Bank for Development of Telecommunications and Information
2003 *– up to now: Member of the Audit Commission, JSC CenterTelecom*
2003 *– up to now: member of the audit commission of JSC North-Western Telecom, JSC Moscow Metropolitan Telephone Network, JSC VolgaTelecom, JSC Far-Eastern Telecommunications Company, OJSC Rostelecom*
Interest in the charter capital of the issuer: ***no interest***

LYUDMILA VASILYEVNA BURYANOVA
Born in: ***1961***
Education: ***higher education***

1999-2002:Chied Accountant, JSC Elektrosvyaz of the Stavropol region
2002-2003: Deputy Chief Accountant, Investment Accounting Division, Joint-Stock Central Telecommunication Company
2003-up to now First Deputy Chief Accountant, Director of Tax and Corporate Accounting and

Reporting Department, JSC CenterTelecom

2004 – up to no: Member of the Audit Commission, JSC CenterTelecom
Interest in the charter capital of the issuer: ***no interest***

NATALIA VIKTOROVNA ERMOLAEVA
Born in: ***1971***
Education: ***higher education***
1999-2001:Head of Analysis and Statistics Unit, Financial Regulation and Control Department, JSC Svyazinvest
2001-2003: Head of Statistical Reporting Unit, Internal Audit and Economic Analysis Department, JSC Svyazinvest
2003-2003: Head of Statistical Reporting Unit, Economic Analysis Department, JSC Svyazinvest
2003-up to no: Head of Statistical Reporting Unit, Economic and Tariff Policies Department, JSC Svyazinvest
Interest in the charter capital of the issuer: ***no interest***

ALEXANDER VLADIMIROVICH KACHURIN
Born in: ***1968***
Education: ***higher education***

2000-2003: Expert, Crediting and Resource Placement Sector, OAO MENATEP SPb, renamed Private JSC Bank Menatep Saint-Petersburg
2003-2003: Senior Expert, Crediting and Resource Placement Sector, OAO MENATEP SPb, renamed Private JSC Bank Menatep Saint-Petersburg
2003-up to now: Head of Treasury, Finance Department, JSC Svyazinvest
2004-up to no: Member of the Audit Commission of JSC CenterTelecom, ZAO ACIB-Pochtobank, ZAO Eniseytelecom
Interest in the charter capital of the issuer: ***no interest***

ALEKSEY EVGENIEVICH KOPIEV
Born in: ***1966***
Education: ***higher education***

2000-2002: Marketing Director, Arkon TML LLC
2003-up to no: Chief Expert, Internal Audit of Subsidiaries, Internal Audit Department, JSC Svyazinvest
2004-up to no: Member of the Audit Commission of JSC CenterTelecom, JSC North-Western Telecom, JSC RTComm.RU, Dagestanskoe JSC Svyazi & Information, ZAO Telecom-Alania, Uralcom LLC, ZAO CenterTelecom Service, ZAO CenterTelecom Service of the Moscow region, ZAO SteK GSM
Interest in the charter capital of the issuer: ***no interest***

KIRILL VIKTOROVICH FROLOV
Born in: ***1977***
Education: ***higher education***

2000 – 2001: Auditor, A-Hold Company
2001 – 2001: Chief Expert, Internal Audit and Economic Analysis, JSC Svyazinvest
2001 – 2003: Chief Expert of Internal Audit Unit, Internal Audit and Economic Analysis Department, JSC Svyazinvest
2002 – 2002: Member of the board of directors, JSC Amursvyaz
2003 – 2004: Member of the Audit Commission of ZAO Tverskaya Cellular Communications, JSC Uralsvyazinform, JSC Southern Telecommunications Company, ZAO Uralwestcom, ZAO Svyazinformkomplekt, ZAO Teleross-Tymen, ZAO Tyumen-Ruscom, ZAO Kalinigradskie

Cellular Networks, ZAO Transsvyaz, ZAO Siberian Cellular Systems 900, JSC Svyaz of the Komi Republic
2003 – up to now: Deputy Director, Head of Internal Audit of Subsidiaries Unit, Internal Audit Department, JSC Svyazinvest
2003 – up to no: Member of the Audit Commission of ZAO Ermak-RSM, ZAO Eniseytelecom, JSC CenterTelecom
2004 – up to no: Member of the Audit Commission of JSC VolgaTelecom, JSC Southern Telecommunications Company, JSC RTComm.RU, ZAO AKOS, ZAO Recuperation Facility Orbita, ZAO Volgograd GSM, ZAO Westelcom, ZAO RTC-Invest, ZAO Tatincom-T, ZAO Baykalwestcom
Interest in the charter capital of the issuer: ***no interest***

There were 3 meetings of the Audit Commission in the reporting year.

Total number of checks: 2

Of which on instructions of the general meeting of shareholders: no, on the Commission's own initiative: 2, at the request of shareholders owning on aggregate over 10% of the voting shares the Company: no.

Checks of financial and business activities include:

- verification of credibility of data contained in the financial reports for 2004;
- bookkeeping and provision of financial reports for 2004.

Upon results of the check the Commission made a report of the Audit Commission of JSC CenterTelecom on the results of the audit of financial and business activities of the Company, of the annual financial statements of the Company and verification of credibility of data contained in the annual report and annual financial statements of the Company for 2004.

Criteria of the determination and amount of the remuneration (compenssation of expenses) payable to members of the Audit Commission.

During their term as members of the Audit Commission they are each paid quarterly some 150 thousand rubles.

The quarterly remuneration amount payable to the Chairperson of the Audit Commission is multiplied by a factor of 1.3.

Information on deals closed between members of the Audit Commission and the Company – no such transactions.

Information on lawsuits filed against members of the Audit Commission: no lawsuits filed against the Commission members.

The total remuneration amount payable to members of the Audit Commission for 2004 was 4,832,160 rubles.

XIV. HUMAN RESOURCE POLICIES OF THE COMPANY

14.1. Objectives of the Human Resource Policies

The company's human resource policies target the implementation of the company's mission and the achievement of the earlier selected objectives, that is, provision of advanced high quality telecommunication services, ensuring permanent growth of profits, raising the company value and developing favorable conditions for the harmonic implementation of every worker's potentials.

The main trends of the company's human resource policies related to the company management process are as follows:

- organizational management activities;

- staff management planning;
- staff selection, hiring and rotation;
- staff evaluation, training and upgrading;
- staff compensations and incentives;
- corporate ethics management.

The main objectives of the 2005 company's human resource policies are implementation of the CenterTelecom Company human resource management strategies, further optimization of the company's staff number, reinforcement of the company's human resources and developing favorable conditions for the implementation of the company's strategic objectives.

The company's average staff number according to the 2004 staff list was 67,263 persons which is 2584 (3.7%) less than the 2003 figure. Staff reduction occurs in the operational segments and auxiliary processes. There is a tangible reduction in the number of staff dealing with civil agreements and in the number of out-of-staff part time workers.

The 2004 overall staff costs (including staff training costs) were 9,155,521.7 ths. rubles which is 22% above the previous year figure.

Out of the overall staff costs, the major portion was spent for salaries (67.9%), unit social tax (22.3%) and social support programs (5.7%) – see Diagram 1.

Diagram 1


CentrTelecom Staff Costs in 2004, %
0,5
5,7
0,5
0,7
22,3
0,6
69,7
Salary fund
Uniform social tax
National pension fund
Voluntary health insurance
Social bonuses and warranties
Cultural events
Training of the personnel

The company's overall 2004 salary costs were 6,387,313.0 ths. rubles which is 23.6% above the 2003 figure. The share of the labor protection fund in the company's proceeds grew to 25.6% (against 24.7% in 2003).

The growth of the salary costs and the reduction in the company's monthly average staff number provided for the growth of the average salary. The company's average 2004 salary was 8472,6 rubles which is 28.6% above the 2003 figure (Diagram 2).

Diagram 2


Д2001-2004 CentrTelecom Average Salary Dynamics, rubles
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
rubles
4949
6589
8472.6
year
2001
2002
2003
2004

The salary cost structure changed in 2004. The change can be summarized as follows:

- the salary rate payments increased from 61.5% to 65.3% and reached 4,173,780.7 ths. rubles;
- the monthly (quarterly) bonuses in accordance with the Charter documents and labor agreements decreased from 22.8% to 19.4%, amounting 1,208,207.4 ths. rubles;
- compensating and incentive payments decreased from 5.7% to 4.7%, amounting 300,328.8 ths. rubles;
- other payments (for all types of paid vacations, average salary related payments for absence periods etc.) increased from 9.3% to 9.8%.

The share of out-of-staff part time worker payments under civil agreements remained at the 2003 level, i.e. under 1%.

Structural changes of the costs are due to the development and implementation of a single incentive system for the company.

14.2. Streamlining the Management Structure.

Improvement of the management structure and optimization of the CenterTelecom company staff were continued in 2004 in accordance with the strategic goals and tasks of the company. As a result, the number of staff decreased by 6.2% by January 1, 2005, as compared with the 2003 figure, amounting 67,432 persons (Diagram 3). Implementation of new facilities and advanced technologies changed the company's staff structure: the number of managing and expert staff increased from 3.7% to 40.0% as compared with the last year figure, and the number of workers decreased from 61.5% to 59.4% (Diagram 4).

Diagram 3



CENTRTELECOM SFATT NUMBER
72000
71000
70000
69000
68000
67000
66000
65000
71829
67432
As of 1 January, 2004
As of 1 January, 2005

Diagram 4



CENTRTELECOM STAFF STRUCTURE BY 01.01.2005
Managers
7.1%
Specialists
32.8%
Service
0.8%
Workers
59.4%

The quality of the top managing staff improved, too: 95.9% (4,622 managing staff) have higher or professional education, 62 persons have two higher education certificates, and 45 persons have scientific degrees or titles.

The company's staff policy aimed at the achievement of highly professional staff structure resulted in the quality of the company's overall staff: every second worker (55.4%) have higher or professional education, 84 persons have scientific degrees or titles, and the average age of the staff remained at the last year level, i.e. 41.5 years (Diagrams 5 & 6).

Diagram 5


CENTRTELECOM STAFF EDUCATION STRUCTURE BY 01.01.2005
45%
23%
32%
Higher
Technical school
Secondary

Diagram 6


JSC CenterTelecom personnel age distribution, as of 1 January 2005
23.8%
5.8%
35.4%
35.0%
Up to 25
25 to 40
40 to 50
Over 50

The working efficiency of the company's staff is estimated by proceeds per 1 worker, and the growth of this parameter was 24.1% against the last year figure, the staff costs increased by 21.0% and the average cost per staff member in 2004 became 135.0 ths. rubles annually (compared to 107.4 ths. rubles in 2003).

Company restructuring results in constant structural changes, and this process was accompanied by various measures aimed at staff retraining and upgrading in order to make the staff ready for the structural changes in the company and take an active part in these changes. In-house staff redistribution to occupy newly developed segments is of primary importance for reconstruction: the number of persons involved into the rotation process was 4302 in 2004, out of which 952 were promoted. The competition based position rotation approach was widely used: 988 positions were rotated on a competition basis (compared to 537 in 2003).

Aimed at the career management program implementation, large work was made last year for the determination of personnel evaluation system principles for the CenterTelecom company and the creation of a unified competence model.

To involve young professional staff having specialized education, the company maintains close cooperation with schools, colleges and universities and uses various methods of work, including

- contracts for target specialist training with institutes and colleges;
- professional guiding of school and lyceum graduates;
- pre-diploma practical training of institute and college students and further employment in case of positive results;
- competition based providing of fellowship for institute and college students and postgraduate students showing good results;
- graining of interest-free loans to newly invited young specialists for buying housing, or granting of apartments for this category of workers.

Over the reported period of time, 2035 higher and professional education specialists were hired, out of which 254 graduates of industry-specific educational institutions and 55 the 2004 graduates. The overall figure of young specialists working for the company is 546.

Due to the permanent work aimed at the involvement of highly professional workers, the percentage of higher and professional education specialists working at positions to be rotated increased as compared with the 2003 figure and reached 69.7% for engineers and 84.3% for technicians (taking into account higher education specialists). These figures for 2003 were 68.2% and 84.6%, respectively (Diagram 7).

Diagram 7


AVAILABILITY OF SPECIALISTS FOR ENGINEERING AND TECHNICAL POSITIONS
68,2%
69,7%
84,6%
84,3%
2003
2004
Availability of engineering staff
Availability of technical staff

In the course of the year, the persons being dismissed answered special questionnaires aimed at finding out the attitude of the workers to their working conditions. By analogy with the previous year, the main reasons for quitting were unsatisfactory salary (40% against 39% in 2003), personal reasons not related to the work (37.5% against 53.1% in 2003) and insufficient incentives (3.3% against 2.5% in 2003).

The overall staff turnover in the company decreased by 1.4% against the 2003 figure, amounting to 7.1% (Diagram 8), this suggesting a relatively stable situation in the company and trust of the staff into their future related to the company's competitive positions. The total number of dismissed persons was 12,445, out of which 1725 within the staff reduction program (13.9%), at own initiative 4729 (38.0%), including for retirement reasons 995 (8.0%). The percentage of staff not satisfied with their working conditions decreased to 0.6% against 0.8% in 2003.

Diagram 8


STAFF TURNOVER
9
8,5
8
7,5
7
6,5
6
8.5%
7.1%
2003
2004

The staff resource for promotion to managing positions at all levels was 5009 in 2004. The quality profile of the staff resource is as follows: 3809 candidates (76.0%) have higher education, out of which 25 with scientific degree or title, 31% have over 3 years managing position working experience and 3010 (60.1%) are below 40. The promotion staff resource is a powerful incentive and staff rotation tool. 51.6% of persons assigned to managing positions in 2004 were from this resource. 2086 candidates were trained in 2004, this being 41.6% of the total staff resource candidates. The staff resource training costs were 18.1% of the total training costs. According to the company's staff resource candidate evaluation made in 2004 by Svyazinvest Company, 9 persons were included into the company's 'golden' staff resource, and 21 persons into the Svyazinvest staff resource.

14.3. Human Resource Development.

One of the main tasks of CenterTelecom's staffing policy in 2004 was staff training and upgrading. 28.520 persons were upgraded in 2004, that is, 42.3% of the total staff were involved into training (Diagram 9).

Diagram 9

The training costs were 70.3 million rubles, or 0.80% of the total staff costs (Diagram 10).

Diagram 10


TRAINING COSTS, mln. rubles
70,3
40,1
2003
2004

The mean age of the persons involved into training was 32 (Diagram 11). 1132 persons were promoted after the training course. 50% of the trained and upgraded persons were managing staff and specialists (Diagram 12).

This task was conventionally solved using the following staff training methods:

- in-house education
- external education
- distant education

Diagram 11


2004 TRAINING PERSONS STRUCTURE BY AGE
14%
35%
51%
Up to 40
40 to 49
Over 50

Diagram 12


Structure of the personnel trained
49%
13%
1%
37%
Managers
Specialists
Office workers
Workmen

In-house education was provided for 20,523 persons, i.e. 72% of the total number of those who received education or 30% of the company's total staff.

Distant education is provided for 830 persons in 5 regional subsidiaries of the company as a kind of in-house education.

Additional education (including the MBA program and the President's program education) is provided to 2855 persons, i.e. 4.2% of the company's total staff.

The company continues cooperation with the Moscow Aviation Institute and the Moscow Labor Market and Information Technology Academy for education under module upgrading programs. More than 170 persons receive education under these contracts.

An important factor of social stability in the staff are social facilities and guarantees. The Collective Employment Contract adopted by CenterTelecom in March 2004 for 2004-2006 states a unified procedure of providing social facilities and compensations.

Packages of additional social facilities and compensations were developed for the staff of the Company's subsidiaries depending on the funding available.

The social programs implementation costs were 518,414.6 ths. rubles in 2004, which is 24.0% above the 2003 figure.

The average social facilities package per one staff member is 642 rubles monthly against 498 rubles in 2003.

Interest-free loans were provided for the company's staff for 9.3 million rubles in 2004 for housing purchase purposes.

Special attention was paid to voluntary medical insurance in 2004. Insurance programs involve almost all the categories of the company's staff.

The overall medical insurance costs in the company grew to 60.8 million rubles in 2004 as compared with 26,324 ths. rubles in 2003.

In 2004, the cultural event costs planning procedure was systematized. The overall costs figure for this purpose was 48.9 million rubles. The growth against the previous year's figure was more than 50%. Out of these costs, 21.1 million rubles were allocated to trade unions.

XV. CORPORATE GOVERNANCE POLICIES

During the report period, the company performed active work aimed at the implementation of the 2004 company corporate governance policy improvement plan.

Based on the Corporate Behavior Code approved by the Government and recommended for application by the Russian Federal Committee for Securities, the Code of Corporate Conduct for the company was prepared and approved on February 20, 2004 by the Board of Directors.

This document was developed with due regard to the notes and suggestions from expert associations, i.e. the Russian Institute of Directors, the Independent Directors Association, the International Financial Corporation, and was highly valued by the investment society.

In the study performed by the Expert Rating Agency and the Russian Institute of Directors, CenterTelecom was named as having the best Corporate Behavior Code of the more than 60 Russian companies from the viewpoint of its quality and the most complete compliance with the provisions of the Corporate Behavior Code recommended for application by the Russian Federal Committee for Securities.

The corporate behavior rules adopted by the company were implemented into its practical activity in 2004.

Shareholders Interaction

This year, the ***establishment of the shareholders interaction groups*** was completed in the company. Transfer agent functions are now performed by each of the company's regional subsidiary. At 11 subsidiaries these functions are accomplished directly by the subsidiary staff, and in 4 subsidiaries, by stock market specialists.

Provisions for the shareholders interaction groups are currently being developed for the company's regional subsidiaries.

Investor Contacts

In 2004, CenterTelecom continued its transparency and openness policy aiming at maximally ensuring the rapid and equal access to the publicly available information for all the interested groups.

On October 13, 2004, CenterTelecom entered the decade of companies leading Standard & Poor's Study of Information Transparency of Russian Companies in 2004. CenterTelecom increased its transparency level and information availability. The overall information availability level was 62% in 2004 compared with the 47% average figure for Russian companies.

A number of special activities were implemented by CenterTelecom within the information availability and investment society and business media interaction program.

Internet and phone conferences were held throughout the year.

April 7, 2004: Internet conference for CenterTelecom 2003 activity results and 2004 predictions.

September 2, 2004: phone and Internet conferences for audited consolidated financial reporting of CenterTelecom for 2003 in accordance with the International Accounting Standards.

November 5, 2004: phone conference for CenterTelecom 2004 three-quarter activity results according to the RBSU.

The company continued publishing its consolidated financial reporting in accordance with the International Accounting Standards audited by Ernst&Young Vneshaudit Company.

In September 2004 CenterTelecom prepared the public annual report for 2003 in Russian and English. The public annual report was distributed to investors and analysts, and its electronic version was placed at CenterTelecom corporate site.

The company's site was monitored in 2004. Its new structure was developed to include, along with the formerly available sections, a set of new sections, such as investor's calendar, financial calendar etc. The changes primarily touched the English version of the site which gained information value and became more comfortable for foreign investors.

Over the report period, the company's leadership and top management held 33 meetings with investors and analysts, such as meetings with JPMorgan Fleming Asset Management, Capital Group, ABN AMRO Bank and other investment companies, foundations and banks for investment topics and providing information on the company's current condition and development predictions.

In April 2004, in London, within the road show activity, a number of meetings were held by CenterTelecom's management with representatives of largest international investment foundations and managing companies. Investor meetings showed the growing interest to CenterTelecom's activity on the part of the international society. The company held presentations that fully illustrated the CenterTelecom's activity and development strategies. Representatives of largest international investment foundations highly appreciated CenterTelecom's purches of 100% shares of one of Russia's largest operators, the Russian Telecommunication Networks Company (the Rosnet Trademark). The investors also appreciated the efficient efforts made by CenterTelecom's managers aimed at coming out to the Moscow telecommunication market and significant broadening of the corporate segment clientele.

In order to make analysts and investors acquainted with the Company subsidiaries, CenterTelecom held, in March 2004, a meeting of its senior executives and top management with analysts and business media journalists in the Kaluzhski subsidiary where they discussed items related to the investment attractiveness of the Kaluga Region, main directions of the branch development, business parameters, financial and economic figures etc. The company plans continuing this work.

On 1 November, 2004, the company held a videoconference in Kaluga within the International Industrial and Technological Forum jointly with the Crocus City Exhibition Center (Moscow) where printed media and TV journalists participated. The videoconference touched upon the interaction between business and the authorities. The participants discussed important topics such as management of Russian regions, threats to business initiative and legal deficiencies, development plans of integrated business groups and social responsibility of the business society.

In 2004, CenterTelecom's managers participated in many events, including the EurasES International Congress, Conference on Important Problems of Russian Business, 21st Century Russian Telecommunications Forum, and the 2nd National Congress of Corporate Directors, where it presented a report entitles 'Corporate governance as a Top Priority Activity for Company Investment Attractiveness'.

Public Relations

CenterTelecom management pays great attention to the development of efficient communication with Russian and foreign business society, different social groups and mass media. The company permanently provides a lot of updated and authentic information on its financial, economic, investment and social projects. In 2004, CenterTelecom entered the ten most information transparent companies as audited by Standard&Poor's, thus additionally confirming its successful information policy aimed at the provision of rapid and equal access to the publicly available information for all the interested groups.

The task of committing a unified corporate information policy became of special importance in 2004. The main activity directions in this segment were development of the company's to management image, social activities aimed at the promotion of the company's services and raising the trust to CenterTelecom from its various customers.

Important steps in the company's life were its participation in Russian and international exhibitions, out of which of special importance was Infocom 2004, participation of CenterTelecom managers in the 8th St. Petersburg Economic Forum, connection of the company's six millionth subscriber etc.

Moreover, CenterTelecom continued its active participation in the work of various social and professional organizations, among them being the Center for Studying Telecommunication Development Problems, the Documental Electric Communication Association, the Russian Communication History Foundation, the Payphone Service Operators Association, as well as the Association of Telecommunication Equipment Manufacturers, Research, Designing and Development Organizations, the Telecom-Soyuz Non-State Pension Foundation etc.

Rating Agency Interactions

The company permanently interacted with rating agencies. The company's ratings are updated on an annual basis. The company analyzes results of rating agency analytical reports and develops special measures aimed at the elimination of deficiencies and increasing the corporate governance level.

In April, Standard&Poor's revised CenterTelecom's international ratings and left them at the earlier level, i.e. International Credit Rating CCC+, Stable Prediction and Russian scale long-term credit rating ruBB+.

In August 2004 CenterTelecom completed the placement of the 04 series bond loan which received Standard&Poor's Russian scale long-term credit rating ruBB+, just like the company's three previous bond series. To diversify its securities portfolio, the company considers different investment tools, one of which are the Eurobonds. As coming out to the Eurobonds market requires the availability of two international credit ratings, the company decided to apply for Fitch Ratings.

On December 8, 2004, Fitch Ratings announced the assignment of a long-term uncovered foreign currency credit rating at the B- level, prediction negative. The long-term foreign currency credit rating is B.

Within its interaction with Standard&Poor's for the support and further improvement of its corporate governance rating, the company arranged for joint work for the revision of the former corporate governance rating due to the number of measures performed by CenterTelecom in 2004 aimed at the improvement of corporate governance and the company's shareholders and investors interaction, as well as elimination of some deficiencies in the company's activity.

The revised corporate governance rating of the company was 5 (–5.8 in the national scale) as compared with the initial –5.3 value received on March 21, 2003.

On December 23, 2004, Standard&Poor's committee revised the company's rating before the term and decreased it to –4 (–4.8 in the national scale) regarding the Board of Directors Structure and Efficiency due to problems related to the procedure of majority shareholder's decision making and lack of dialogues with minority shareholders representatives.

Taking into account the current interest of the national market to the company's securities and aiming at further attraction of domestic investment funds, the company made effort to receive the second corporate governance rating in the national scale.

The Russian Institute of Directors and the Expert RA Rating Agency performed independent analysis of the company's corporate governance system for preliminary determining its corporate governance rating in the national scale.

Based on the results of this study, CenterTelecom was named as Russia's only company to receive the high corporate governance rating at Class A. This level of corporate governance in the company implies the absence of shareholders rights violation risks, unfair activity of executive bodies and provision of unauthentic and low quality information to shareholders and investors.

Currently, the company prepares for the revision of its national corporate governance rating (preparation of information and arrangement for meetings).

Arrangement of Activity for the Committees of the Board of Directors

In July 2004, the newly elected Board of Directors of the company arranged for the activity of four Committees of the Board of Directors, e.g. for audit, for corporate governance, for staff and for compensations, and a strategic development committee was established instead of the former committee for budget and investment planning, in accordance with the Russian FSFR recommendations.

Taking into account the suggestions received from the members of the Board of Directors, the company prepared and approved the Provisions governing the activity of Committees of the Board of Directors.

Stock Exchange Interaction

In 2004, the company interacted with stock exchanges, such as the RTS Stock Exchange and the Moscow Interbank Currency Exchange (MICEX) for the preparation of quarterly issuer's reports on the observation of corporate behavior rules in order to support the company's securities in the rating lists.

The company prepared and sent to the exchanges the information requested for preliminary examination of the company's compliance with the required corporate governance level.

Subsidiary and Dependent Company Management

CenterTelecom manages the activity of its subsidiary and dependent companies through the system of representatives in the control and management bodies of such companies.

When establishing the system of representatives, CenterTelecom adhered to the principle of adequate representation in the control and management bodies of such companies depending on CenterTelecom's share in such companies.

In April 2004 CenterTelecom approved the subsidiary and dependent company rearrangement model.

In order to reduce such costs, the company plans retaining its representation in only 8 out of the more than 20 non-for-profit organizations. Non-core businesses will be transferred from all the subsidiaries to independent regional companies.

Registrar Interaction

In 2004, the company performed the following interaction with the Specialized Registrar:

- transfer agent relations schedule was developed;

- shareholders register related transactions were controlled, including real time database information provision.

In order to perform efficient interaction with the Registrar, the company prepared an additional agreement for the contract on nominal shareholders register management services that implies Registrar's responsibility for the violation of terms and quality of such services.

Dividend Policy Improvement

In order to establish a transparent and understood mechanism of dividend determination and payment, shareholders requirements and measures against executive bodies in case of incomplete or untimely dividend payment, the company developer and approved the ***Provisions on the CenterTelecom Dividend Policy*** in June 2004.

The Corporate Restructuring Program

During the reporting year, the company developed and implemented the Corporate Restructuring Program, developed the master schedule of the Program, established its organizational structure and implemented the main interaction procedures:

- Program master schedule reporting and implementation monitoring procedures;
- Program master schedule amendment procedures;
- Program master schedule implementation problems monitoring.

Within the corporate secretary institute establishment plan, the Board of Directors assigned the ***CenterTelecom Corporate Secretary*** on July 13, 2004 and approved the Corporate Secretary and the Corporate Secretary Office Provisions.

The Corporate Secretary of the company is Sergei A. Grushin

Year of birth: 1967

Education: Higher

2000-2003: Deputy Director of the Svyazinvest Corporate governance Representatives Department

2000-2002: Chairman of the Board of Svyazinform of Astrakhan Region and Electrosvyaz Company of Buryatiya

2000-2003: Member of the Board of Lensvyaz

2001-2002: Chairman of the Board of Svyazinform of Chuvashiya, Belsvyaz Company

2001-2002: Member of the Board of Uraltelecom, Sverdlovsk Region, Yamalelectrosvyaz Company and Yamalelectrosvyaz Company of Khakasiya

2002-2003: Member of the Board of Dagsvyazinform

2003-2004: Corporate governance Consultant for CenterTelecom

2004 to date: Corporate Secretary of CenterTelecom

Shares in the authorized capital: no

The compensation of the Corporate Secretary of CenterTelecom consists of the salary and quarterly and annual bonuses.

The quarterly and annual bonuses of the Corporate Secretary are determined as percentage of the salary. The size and payment procedure are determined by the Board of Directors of the company.

The compensation of the Corporate Secretary of CenterTelecom for 2004 was 46,559.66 rubles.

The Corporate Secretary Office was established in order to provide for efficient performance of the Corporate Secretary's duties and is not a structural division of the company. The staff number of the Corporate Secretary Office is at least 3 persons, including the Corporate Secretary and is determined by the Corporate Secretary and the Corporate Secretary Office Provisions approved by the Board of Directors of the company.

XVI. THE COMPANY CHARITY ACTIVITIES IN 2004

The Company attaches great significance to realization of social projects, thus improving the living standards of Russia citizens through support of the socially unprotected people and implementation of a number of long-term programs in culture, education and sport. The basic principles of the charity activity are formulated in "Policy Statement for charity". The following directions of work in the social sphere are accepted as high-priority ones:

- a social support of citizens including invalids and other persons who are not able to realize their rights and legitimate interests by themselves because of their physical and intellectual features or other circumstances
- a support of organization participating in regional social programs including rural phone programs
- a support of organizations in the sphere of education, science, culture, art, enlightenment and religion
- an assistance in the sphere of physical culture and mass sport

The Charity Commission is in charge of arranging and coordination of charity activities. The Commission conducts preliminary review of applications for charity to decide on expediency, amounts and time of rendering aid and prepares justified proposals for the relevant body of the Company on providing charity aid.

A procedure and form of rendering charity aid (through conclusion of an agreement between the Society and a specific person, remittance of funds into relevant account of the charity beneficiary based on the adopted decision) are determined on a case-by-case basis.

Control over the appropriation of funds allocated in the budget of the Company for charity aid is exercised by the Charity Commission.

A report of fund appropriation allocated by the Company for charitable purposes is quarterly reviewed by the Management Board within the framework of budget execution report.

In 2004 the total amount of JSC CenterTelecom funds allocated for charity aid was **66,900,489.97 rubles.**

Table 18

The largest sums of charity and sponsorship aid rendered by JSC CenterTelecom in 2004

	Organization-recipient	**Amount, rubles**
1	The foundation for telecommunication and informatics agencies "Resonance" LTD. – a visit of telecommunications workers' children to a New Year's party in the Kremlin	985,499.00
2	Social Support Foundation of the Voronezh Region	1,000,000.00
3	Public Cultural Institution "The theatre "Granpa Durov's Nook"	300,000.00
4	Lipetsk Regional Administration – the holding of a holiday	300,000.00
5	Kaluga Regional Administration – the holding of an investment forum	100,000.00
6	Saltykovsky Orphanage	366,000.00
7	The Moscow Public Organization of War Veterans	150,000.00
8	The Public Organization of Veterans (Pensioners) of War and Labour of organizations and institutions of Moscow Region	100,000.00
9	Belgorod State University development foundation – the volleyball team	6,000,000.00
10	"Russian Association for Networks and Services" of OGO	427,500.00
11	Moscow Technical University of Communications and Informatics (MTUCI)	110,000.00
12	International Public Organization "International Public Telecommunications Academy"	855,000.00
13	Association of telecommunication and informatics quality control "International Congress of Telecommunications Quality"	150,000.00
14	Social Protection Department of the Tula Region Administration	750,000.00
15	Moscow Public Charity Organization for Guardianship of Animals	100,000.00
16	An Independent Nonprofit Organization "Botvinnik Central House of Chess Players"	100,000.00
17	The State Institution The Moscow Department of Public Heath, Medical	475,000.00

	Part 33	
18	Regional Public Foundation for Healthy Way of Life "Healthy generation XXI"	142,489.50
19	The Foundation of the charity marathon "Care for your teachers", Belgorod city	250,000.00
20	Distribution of VHF FM receivers between low-income customers, Tambov region	455,263.83
21	Interregional Public Organization "Council of Veterans of the Egypt War"	100,000.00
22	Nonprofit association " A league of independent desinfectionists"	4,465,493.80
23	Russian Foundation of Communications History	9,600,000.00
24	JSC "Capital" – the organization of a holiday party dedicated to the Radio Day	572,446.00
25	Secretariat of the Council of the Interparliamentary Assembly of Member Nations of the Commonwealth of Independent States – the holding of the economic forum	286,223.00
26	Federal State Unitary Enterprise of Scientific and Technical Information "Radio and Communications"	200,000.00
27	CJSC Tennis Club "Vidnoe"	1,000,000.00
28	JSC "Networks and communication systems", Moscow – organization of a conference "The building of a common federal network of mobile radio communication of the TETRA standard"	169,720.58
29	Social orphanage for children and teenagers "Little spring", Buzuluk, Orenburg Region	100,000.00
30	Parish Council of the Church of Nativity of the Most Holy Mother of God in Kapotnya, Moscow	100,000.00
31	Committee of Financial and Budget Policy of the Belgorod city Administration – for municipal improvements	951,000.00
32	The Odintsovo subsidiary of the Holy-Transfiguration Valaam Monastery – "The monastery shop "Icons and ornaments of the Russian Orthodox Church"	300,000.00
33	The culture department of Yaroslavl city administration	100,000.00
34	The public organization "The Voronezh Regional Chess Club"	200,000.00
35	The state organization "Football club SATURN of the Moscow region"	5,000,000.00
36	Tennis Federation of Moscow Region	6,123,172.27
37	Association of Veterans of the West Group of Forces	100,000.00
38	The Non-State Educational Institution of Extended Education the Special Children-Junior School of Olympic Reserve "Spartak" of Hockey, Moscow	295,000.00
39	The subsidiary "Sevosetinelektrosvyaz" of JSC "Southern Telecommunication Company" – to victims of the terrorist act	1,000,000.00
40	The Gagarin state special (correction) boarding school of type VII	100,000.00
41	The nonprofit organization "Charity Foundation "Hope" – the preparation of schools to the school year	100,000.00
42	Krasnodar Regional Charity Foundation "Social Responsibility"	100,000.00
43	Russian Foundation of Communications History	6,100,000.00
44	Payment for mobile communication services for participants and invalids of the Great Patriotic War	278,100.00
45	St. Sergius boarding school	254,572.50

46	I.K.Gaidukov Charity Foundation for Assistance to Veterans of War and Labour in Bryansk	150,000.00
47	Moscow regional organization The Foundation for Road Safety "Podmoskovie – BD"	100,000.00
48	Central Committee of the All-Russia Trade Union of Communication Workers of the Russian Federation	100,000.00
49	The state education institution "Sudislav Orphanage", Zapadnyj settlement, Sudislav region of Kostroma	100,000.00
50	Association of Invalids of Russia	100,000.00
51	Moscow Public Organization of War Veterans	100,000.00
52	The municipal institution of extended education of children the L.P. Skoblikova Special Children-Junior Sport School of Olympic Reserve of Skating	302,500.00
53	Federal State Unitary Enterprise of Scientific and Technical Information "Radio and Communications" – for publication of the manual	100,000.00
54	Federal State Unitary Enterprise "Radio Research and Development Institute" – the assistance in holding of the institute anniversary	287,811.00
55	Foundation of the expedition "Way of Orion"	126,260.00
56	The building of multimedia computer network for the Belgorod municipal clinical hospital	5,000,000.00
57	Rendering of cellular communication services to invalids of the Great Patriotic War	191,086.39
58	Nonprofit partnership. The regional football club "Tekslitschik-Telecom"	3,500,000.00
59	Association of Veterans of Labour and the Great Patriotic War. Ministry of Information Technologies and Communications of the Russian Federation	150,000.00
60	The trade union committee of Ministry of Information Technologies and Communications of the Russian Federation	100,000.00
61	Eparchial Princess Nunnery of the Holy Assumption	100,000.00
62	Public Box Federation	400,000.00
63	Parish of the St.Nicholas Church in Zayaitsk	200,000.00
64	Zadonsk Eparchial monastery the Nativity of the Mother of God (Lipetsk region)	1,500,000.00
65	Donation of VHF receivers to low-income customers by a letter 02-01-03/7839 of 04.02.04	437,929.02
66	Payment for mobile communication services for participants and invalids of the Great Patriotic War	118,800.00
67	Orel Regional Social Institution the Health Camp "Friendship"	132,580.00

XVII. COMPLIANCE WITH THE CODE OF CORPORATE CONDUCT

Checklist of the Company compliance with the Code of Corporate Conduct recommended by FCSM of Russia is presented following the guidelines on the content and form of presenting data on compliance with the Code of Corporate Conduct in annual reports of joint-stock companies approved by FCSM ordinance # 03-849/r of April 30, 2003, and based on the practices of corporate conduct of the Company in the reporting period.

The complete volume of information describing the obligations undertaken by the Company in the area of corporate conduct can be reviewed looking into the Code of Corporate

Governance of JSC CenterTelecom, posted on the corporate website at: http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.file.field.

Table 19

№	Provision of the Code of Corporate Conduct	Statement of compliance	Notes
General meeting of shareholders			
1.	Giving notice of general meetings of shareholders at least 30 days prior to the meeting regardless of the agenda items, unless the applicable law provides otherwise.	Complied	Chapter 2 of the Code of Corporate Governance
2.	Provision to shareholders of an opportunity to review the list of persons eligible for taking part in a general meeting of shareholders starting from the day of announcing the date of the meeting and up to the closing of a personally attended meeting of shareholders, and in the event of an absentee meeting – up to the cut-off date for submitting ballot papers.	Complied	Par. 8.2.11 of the Charter
3.	Provision an opportunity for shareholders to review information (materials) to be submitted in the course of making preparations to holding a general meeting of shareholders through electronic communications, including via Internet.	Complied	On the Company's website
4.	Provision of an opportunity for shareholders to put an issue on the agenda of a general meeting of shareholders or request convening a general meeting of shareholders without submitting any documents, if the shareholder's rights are recorded in the register, and in the event that the rights are recorded on a depo account, a depo account statement should suffice for exercising the rights.	Complied	Par. 8.6 of the Charter
5.	Provisions in the charter or in internal regulations of a joint-stock company stipulating mandatory attendance of a general meeting by the general director, members of the management board, members of the board of directors, members of the audit commission and auditor of the joint-stock company.	Complied	Chapter 3 of the Code of Corporate Conduct, the Company sends invitations to attend general meeting of shareholders to members of these bodies and provides an opportunity for their attendance; the General Director and members of the management board are appointed by the Board of Directors of the Company according to the

			Charter.
6.	Mandatory attendance by nominees during reviewing at a general meeting of shareholders the issues of elections of the board of directors, the general director, members of the management board, members of the audit commission, and the auditor of the joint-stock company.	Complied	Chapter 3 of the Code of Corporate Conduct, the Company sends invitations to attend general meeting of shareholders to members of these bodies and provides an opportunity for their attendance.
7.	Provisions in internal documents of the joint-stock company regulating registration procedure of participants of a general meeting of shareholders.	Complied	Item 3 of Par.13.11 and Item 2 of Par.13.14 of the Charter, Regulations on the general meeting of shareholders
Board of Directors			
8.	Provisions in the Charter of the joint-stock company entitling the board of directors to approve annual financial and business plan of the joint-stock company.	Complied	Par. 14.4 of the Charter
9.	Risk management rules approved by the board of directors.	Complied partially	Risk management is defined by a number of internal documents of the Company, including the Corporate restructuring program as a comprehensive document identifying risk management procedures.
10	Provisions in the Charter of the joint-stock company authorizing the board of directors to suspend from office the general director appointed by a general meeting of shareholders.	Not applicable	Appointment of the general director, determination of his/her term in office and early termination of his/her authorities is referred to the authorities of the board of directors (Item 26 of Par. 14.4 of the Charter).
11	Provisions in the charter entitling the board of directors to set out qualification requirements and compensations as far as the general director, members of the management board and heads of key structural units of the joint-stock company are concerned.	Complied	Items 18,22,24 of Par. 14.4 of the Charter
12	Provisions in the Charter of the joint-stock company entitling the board of directors to approve terms and conditions of contracts with the general director and	Complied	Item 33 of Par.14.4 of the Charter

	members of the management board.		
13	Provisions in the Charter or internal regulations of the joint-stock company to the effect, that in approving terms and conditions of contracts with the general director (managing director or organization) and members of the management board, votes of the board members who are the general director or members of the management board are not counted in voting.	-	Members of the Management Board are not members of the Board of Directors (except the General Director who by duty is the Chairman of the Management Board). This recommendation contradicts Item 3 of Par.68 of the Federal Law "On Joint-Stock Companies".
14	At least three independent directors sitting on the Board of Directors complying with requirement of the Principles of Corporate Conduct.	Intends to comply	Chapter 4 of the Code of Corporate Conduct
15	No members of the board of directors found at some time guilty in economic crimes or crimes against the state, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of finances, taxation and duties, and securities market.	Complied	
16	No members of the board of directors of the joint-stock company who are participants, general director (administrator), member of a governing body or officer of a legal entity-competitor of the joint-stock company in question.	Complied	
17	Provisions in the Charter of the joint-stock company stipulating election of the board of directors by a cumulative voting.	Complied	Par. 14.2 of the Charter
18	Provisions in internal regulations of the joint-stock company requesting members of the board of directors to refrain from ay actions that may or likely to lead to a conflict of interests between those of the Company and the members of the board in question; and in the vent of such a conflict the affected directors shall disclose the information about the conflict to the board of directors.	Complied	Par. 3.2 in Regulations on the Board of Directors; Chapter 4 of the Code of Corporate Governance
19	Provisions in the regulations of the joint-stock company requesting members of the board of directors to advise the board of an intention to make deals with securities of the joint-stock company where they sit on the board, or its daughter (affiliated) companies and disclose information on deals made by them with such securities.	Complied	Par. 3.2.10 of the Regulations on the Board of Directors; Chapter 4 of the Code of Corporate Governance
20	Provisions in the internal regulations requesting holding meeting of the board of directors at least once in six weeks.	Complied	Chapter 4 of the Code of Corporate Governance
21	Holding meetings of the board of directors in the reporting year at least once in six weeks.	Complied	Actually 37 meeting of the board of directors

			were held in 2004
22	Provisions in the internal regulations of the joint-stock company regulating rules of procedure of the board meeting.	Complied	Chapter 6 of the Regulations on the Board of Directors
23	Provisions of the internal regulations of the joint-stock company stipulating seeking mandatory approval by the board of directors of transaction of the joint-stock company involving amounts in excess of 10% of the company's assets, excluding deals made in the course of regular ordinary activities.	Complied	Deals valued in excess of 0.4% of the assets are to be approved by the Board of Directors (item 19, Par. 14.4 of the Charter)
24	Provisions of the internal regulations of the joint-stock company stipulating the right of members of the board of director to receive from executive bodies and heads of structural units of the joint-stock company information necessary for discharging their duties; and responsibilities for non-provision of such information.	Complied	Par. 3.1.1 of the Regulations on the Board of Directors
25	Setting up a committee of the board of directors on strategic planning or entrusting these functions with other committee (except audit committee and staff and remuneration committee).	Complied	In the period from 1 January to 11 June, 2004 – the committee on budget and investment planning. From 13 July, 2004 - the committee on strategic planning.
26	Committee of the board of directors (Audit Committee) that makes recommendations to the board regarding auditor of the joint-stock company, and works with the auditor and the internal audit commission of the joint-stock company in question.	Complied	The Audit Commission
27	Only non-executive and independent directors serve on the audit committee of the board.	Complied	The Audit Committee comprises 1 independent director and 2 non-executive directors.
28	An independent director is in charge of the audit committee.	Complied partially	A non-executive director chairs the Committee
29	Provisions of the internal regulations of the joint-stock entitling all members of the audit committee to have unrestricted access to all documents and information of the joint-stock company subject to non-disclosure of confidential information.	Complied	Par. 6.2.1 of the Regulations on the audit committee
30	Setting up a committee of the board of directors (staff (nomination) and remuneration committee) having the duties of defining criteria to be met by nominees to the board of directors, and development of compensation and remuneration policies of the joint-stock company.	Complied	Staff (Nomination) And Remuneration Committee
31	An independent director is in charge of the staff (nomination) and remuneration committee.	Complied	
32	No executives/officers of the joint-stock company in	Complied	From June 11, 2004 the

	the staff (nomination) and remuneration committee.		Committee includes no executives/officers of the joint-stock company
33	Setting up a committee of the board of directors dealing with risks or entrusting the duties of the risk management committee to another committee (except staff (nomination) and remuneration committee).	Complied partially	Every committee acts for considering risks in its sphere of operation
34	Setting up a committee of the board of directors for corporate conflict settlement or entrusting the duties of the committee with another committee (except audit committee and staff (nomination) and remuneration committee).	Complied	Corporate Governance Committee
35	No executives/officers of the joint-stock company on the corporate conflict settlement committee.	-	The Committee includes: 1 independent director, 1 non-executive director and 1 representative of the Company management.
36	An independent director shall be in charge of the corporate conflict settlement committee.	-	A non-executive director chairs the Corporate Governance Committee.
37	Internal documents (regulations) of the joint-stock company, approved by the board of directors, setting forth the rules for staffing and working arrangements of the committees of the board of directors.	Complied	Regulations on the committees of the board of directors are approved.
38	The Charter of the joint-stock company shall contain provisions identifying quorum determination procedure at the meetings of the board of directors ensuring mandatory participation of independent directors in the meetings of the board of directors.	Complied partially	The Company ensures all necessary conditions for independent directors to voice their opinions at the meetings of the board of directors (both held with personal attendance and by absentee voting).
	Executive bodies		
39	Existence of a collective (collegial) executive body (the management board) of the joint-stock company.	Complied	The Management Board of the Company
40	Provisions in the Charter or internal regulations of the joint-stock company to the effects that the management board shall approve transaction involving property, loans granted to the company, unless the transactions are not significant or in the course of regular ordinary business of the joint-stock company.	Complied	In conformity with Item 19 of Par. 14.4 of the Charter, the approval of deals involving acquisition, alienation or a possibility of alienation of property whose value is from 0,4 to 25% of the book value of Company assets do not come within the terms of reference of the board of

			directors. A number of credit agreements and deals including ones with realty fall under a procedure of notification of the board of directors by the general director.
41	Provisions of the internal regulations of the joint-stock company setting forth a procedure to approve operations beyond the framework of the financial and business plan of the joint-stock company.	Complied	Item 2 of Par. 14.4 and 15.4 of the Charter
42	There are no members of executive bodies who are participants, the general director (administrative manager), members of governing bodies or officers/employees of a legal entity competing with the joint-stock company in question.	Complied	
43	No members of the executive bodies found at a certain time guilty in economic crimes or crimes against the state authorities, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of entrepreneurial activities or finances, taxation and duties, and securities market. If the duties of the sole person executive body are performed by a managing organization or external administrator, both the general director and members of the management board of the managing organization or the external administrator shall comply with requirements to be met by the general director and members of the management board of the joint-stock company.	Complied	
44	Provisions in the Charter of internal regulations of the joint-stock company forbidding the managing organization (administrator) to perform similar duties in a competing organization or have some property relations to the joint-stock company beyond serving as managing organization (administrator).	Not applicable	The charter and internal regulations of the joint-stock company do not provide for managing organization (administrator).
45	Provisions of the internal regulations of the joint-stock company requesting the executive bodies to refrain from actions that are likely to or might lead to a conflict of their interests and those of the joint-stock company, and in the event of occurrence of this – to advise the board of directors of it.	Complied	Chapter 6 of the Code of Corporate Governance.
46	Provisions in the charter or internal regulations of the joint-stock company identifying criteria for selecting managing organization (administrator).	Not applicable	The charter and internal regulations of the joint-stock company do not provide for managing organization (administrator).
47	Executive bodies submit monthly reports of their activities to the board of directors.	Complied partially	The board of directors regularly reviews issues related to fulfillment of

			decisions made by general meetings of shareholders and the board of directors. Budget execution reports are submitted quarterly.
48	Contracts entered into with the general director (managing organization, administrator) and members of the governing bodies setting forth responsibility for breach of provisions regulating handling of confidential and proprietary information.	Complied	
	The Company Secretary		
49	A special office of the joint-stock company (The Company Secretary) is established with the aim of ensuring compliance of officers and bodies of the joint-stock company with rules of procedure that guarantee exercising rights and honoring interests of shareholders of the joint-stock company.	Complied	The office of the Corporate Secretary has worked since July 13, 2004
50	Provisions in the charter or internal regulations of the joint-stock company regulating rules of appointment (election) of the company secretary and duties of the company secretary.	Complied	Items 32 of Par. 14.4. and Par. 17.1-17.3 of the Charter
51	Provisions in the charter of the joint-stock company identifying requirements to be met by a nominee to the company secretary.	Complied partially	The requirements are stated in the Regulations on the office of the Corporate Secretary and its staff
	Significant corporate actions		
52	Provisions in the charter of internal regulations of the joint-stock company requesting approval of a major deal before closing it.	Complied	Items 20 of Par. 14.4 of the Charter
53	Mandatory engagement of an independent appraiser to assess the market value of property which is a subject-matter of major deals.	Complied	In practice an independent appraiser is engaged for assessing the market value of property which is subject-matter of deals significant for operations of the Company.
54	Provisions in the charter of the joint-stock company forbidding any actions to be taken in the course of acquisition of large blocks of shares of a joint-stock company (merger/take-over) aimed at protection interests of executive bodies (members of these bodies) and those of members of the board of directors, and actions impairing positions of shareholders as compared to the current situation at that moment (in particular, prohibiting the board of directors from taking a decision to issue additional shares or convertible securities or rights for	Not compiled	The direct prohibition is unnecessary since the absence in the Charter of regulations on a possibility of any actions aimed to defend interests of executive bodies (members of these bodies), members of the board of directors, etc., testifies

	purchasing shares of the joint-stock company before expiry of the anticipated period for the acquisition of the block of shares, even if the right to take such decision by the board is secured by the Charter.)		the impossibility to commit them.
55	Provisions in the charter of the joint-stock company requiring mandatory engagement of an independent appraiser for assessing the current market value of shares and possible changes in their market value resulting from merger/acquisition.	Not compiled	An independent appraiser will be engaged to assess the current market value of shares and possible changes in their market value resulting from merger/acquisition.
56	No provision in the charter of the joint-stock company relieving a purchaser from the obligation to offer shareholders to sell ordinary shares owned by them (issued convertible securities) in the course of the acquisition.	Complied	Par. 8.12 of the Charter
57	Provisions in the charter or internal regulations of the joint-stock company requesting mandatory engagement of an independent appraiser to determine conversion ratio of in the event of reorganization.	-	In practice an independent appraiser is engaged for defining the conversion ratio of shares in the case of reorganization.
	Information disclosure		
58	An internal document approved by the board of directors setting forth rules and approaches of the board of directors to information disclosure policies (Information policies statement).	Complied	Information disclosure regulations
59	Provisions of the internal regulations of the joint-stock company requesting disclosure of information regarding aims of share placement, persons intending to acquire the shares to be placed, including a large block of shares, and whether top executives/directors will take part in purchasing placed shares of the joint-stock company.	Complied	Information disclosure regulations
60	Provisions of the internal regulations of the joint-stock company identifying list of information items, documents and materials to be provided to shareholders for review in order to make decisions on issues to be decided by a general meeting of shareholders.	Complied	Par.13.13 of the Charter
61	Setting-up a corporate website and regular disclosures of information about the joint-stock company by posting on the website.	Complied	www.CenterTelecom.ru
62	Provisions of the internal regulations of the joint-stock company requesting information disclosure regarding deals of the joint-stock company with persons falling according to the charter in the category of senior officers/officials of the joint-stock company, and about deals of the joint-stock company with organizations where senior officials of the joint-stock company directly or indirectly own 20 and more percent of the organization's Charter Capital or	Complied	Information disclosure regulations

	are able to otherwise exercise material influence.		
63	Provisions of the internal regulations of the joint-stock company requesting disclosure of information regarding any deals that may affect the market value of shares of the joint-stock company.	Complied	Information disclosure regulations
64	A document approved by the board of directors regulating usage of significant information about activities of the joint-stock company, shares and other securities of the joint-stock company and transactions with them, that is not in the public domain and disclosure of which may significantly affect the market value of shares and other securities of the joint-stock company.	Complied	Information disclosure regulations
	Control over the financial and business activities		
65	Special rules approved by the board of directors regarding internal control of the financial and business activities of the joint-stock company.	Complied	Regulations on the internal audit department
66	Existence of a special unit of the joint-stock company ensuring compliance with internal control regulations (control and audit unit).	Complied	Internal Audit Department
67	Provisions of the internal regulations of the joint-stock company requesting determination by the company's board of directors of the structure and composition of the control and audit unit.	Complied	Item 18 of Par. 14.4 of the Charter; Par. 1.4.-1.8. of Regulations on the Internal Audit Department.
68	No persons in the control and audit unit were found at some time guilty in economic crimes or crimes against the state, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of finances, taxation and duties, and securities market.	Complied	
69	No persons in the control and audit unit who are members of executive bodies of the joint-stock company participants, general director (administrator), a member of a governing body or officer of a legal entity-competitor of the joint-stock company in question.	Complied	
70	Provisions of the internal regulations of the joint-stock company identifying period for submitting to the control and audit of documents and materials for conducting checks and audits of financial operations, and responsibility for non provision of the required materials within the identified period.	Complied	Regulations on the Internal Audit Department
71	Provisions of the internal regulations of the joint-stock company setting out duties and obligations of the control and audit unit to report the violations/breaches found by it to the Audit Committee, and if the latter doe not exist, to the board of directors of the joint-stock company.	Complied	Regulations on the Internal Audit Department
72	Provisions in the charter of the joint-stock company	Not	The requirements are

	requiring preliminary (tentative) statement of the control and audit unit regarding reasonable and desirable character of operations not provided for by the financial and business plan (unconventional operations).	complied	set out in the regulations on the audit committee of the board of directors and regulations on the internal audit department.
73	Provisions of the internal regulations of the joint-stock company setting forth the procedures of approval of an unconventional operation by the board of directors.	Complied	The procedures are set out in the regulations on the audit committee of the board of directors and regulations on the internal audit department, contracts with the general directors, etc.
74	An internal document approved by the board of directors identifying the arrangements for conducting audits/checks of financial and business activities of the joint-stock company by the internal audit commission.	Not applied	The procedure is identified in the regulations on the audit commission approved by a general meeting of shareholders.
75	The audit committee issues a statement of opinion regarding auditor's report before submitting it to shareholders at the general meeting of shareholders.	Complied	
Dividends			
76	An internal document approved by the board of directors, providing guidance for the board of directors in making recommendations on the amount of dividends (Dividend policies regulations)	Complied	Dividend policies regulations were brought into operation on June 10, 2004
77	Provisions in the Dividend policies regulations identifying procedure of determining minimal percentage of the net profit of the joint-stock company allocated for dividend payments, and conditions for non-payment or partially payment of dividends on preference shares with dividend amount set out in the charter of the joint-stock company.	Complied	
78	Making public information on dividend policies of the joint-stock company and amendments/changes in them by publishing in a regular publication specified in the charter as the publication for publishing notices of general meetings of shareholders, and posting the information on the corporate website.	Complied	This information including Dividend policies regulations is posted on the corporate website.

R. Amaryan
General Director

R. Konstantinova
Chief Accountant

№ 82-5198

To agenda item 1

BALANCE SHEET

			CODES
		Form #01 by OCUD	0710001
as on	December 31, 2004	Date (year, month, day)	31.03.2005
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	49	114
Fixed assets		120	120	22,876,293	29,218,754
Capital investments		130	130	2,172,304	3,156,665
Income bearing investments in tangible items		135	135	1,877	1,439
Long-term financial investments		140	**140**	119,863	1,485,805
including: investments in daughter companies			141	91,135	1,464,753
investments in affiliates/associates			142	11,319	4,124
investments in other organizations			143	8,077	10,056
other long-term financial investments			144	9,332	6,872
Deferred tax assets		145	145	51,866	171,699
Other non-current assets		150	150	1,642,860	3,054,998
Total for section I		190	**190**	26,865,112	37,089,474

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories		210	**210**	914,935	1,086,032
including: raw material, auxiliaries and other similar items		211	211	600,348	640,430
expenses of production in progress (circulation expenses)		213	213	754	672
finished products and goods intended for resale		214	214	28,848	26,198
shipped products		215	215	472	288
deferred expenses		216	216	284,513	418,444

other inventories and expenses		217	217		
VAT on purchased items		220	220	1,477,023	2,077,515
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	59,440	49,711
including: buyers and customer accounts		231	231		
advance payments made			232	28,927	25,400
other debtors			233	30,513	24,311
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2,357,538	2,843,956
including: buyers and customer accounts		241	241	1,732,449	1,769,705
advance payments made			242	213,062	211,178
other debtors			243	412,027	863,073
Short-term financial investments		250	250	24,486	2,678
Cash and equivalents		260	260	1,015,270	1,369,112
Other current assets		270	270	941	1,283
Total on section II		290	**290**	5,849,633	7,430,287
Grand total (sum of lines 190+290)		300	**300**	32,714,745	44,519,761

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Charter (legal) capital		410	410	631,200	631,200
Additional capital		420	420	6,332,963	6,327,621
Reserves		430	430	31,560	31,560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8,073,420	7,725,851
Undistributed profit (not covered loss) of the reporting year		470	470	X	397,711
Total on section III		490	**490**	15,069,143	15,113,943
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	6,727,159	12,237,350
including: credit facilities			511	3,963,900	3,728,372
loans			512	2,763,259	8,508,978
Deferred tax liabilities		515	515	395,126	581,637
Other long-term liabilities		520	520	2,221,587	3,351,447
Total on section IV		590	**590**	9,343,872	16,170,434
V. SHORT-TERM LIABILITIES		610	**610**	3,988,610	6,590,118

Loans and credits *including:* credit facilities			611	3,283,624	4,160,134
loans			612	704,986	2,429,984
Accounts payable		620	**620**	3,829,369	6,156,059
including: suppliers and contractors		621	621	2,061,364	4,169,385
advance payments received		625	622	402,625	396,358
debt to employees		622	623	166,406	14,028
debt to government out-of-budget funds		623	624	79,671	14,821
debt in respect of tax and duties		624	625	520,210	745,128
other creditors		625	626	599,093	816,339
Debt to participants (founders) for income payments		630	630	19,253	20,382
Deferred revenue		640	640	464,498	460,921
Deferred expense provisions		650	650		7,904
Other short-term liabilities		660	660		
Total on section V		690	**690**	8,301,730	13,235,384
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	32,714,745	44,519,761

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1,208,438	1,256,626
including those under leasing terms		911	911	846,547	725,203
Goods and tangible items accepted for safe storage		920	902	9,383	232,660
Goods accepted for commission		930	903	1,767	6,027
Debt of insolvent debtors written off as a loss		940	904	301,871	304,099
Security received in respect of payments and obligations		950	905	2,752,925	8,631,267
Security provided to other parties in respect of payments and obligations		960	906	9,134,084	13,593,075
Housing facilities depreciation		970	907	28,217	27,880
Depreciation of external improvement items and other similar facilities		980	908	1,010	1,462
Means of payment in respect of telecommunications services			909	60,807	120,720

Summary of net asset value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end

1	1a	2	2a	3	4
Net assets			1000	15,533,641	15,574,864

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form #02 by OCUD	0710002
for	**the year of 2004**	Date (year, month, day)	31.03.2005
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	24,963,116	20,890,007
including from sales of telecommunications services			011	24,603,464	20,564,872
Costs of sold goods, products, works, services		020	020	(19,702,108)	(15,587,379)
including: telecom services			021	(19,502,349)	(15,353,774)
Profit (loss) from sales (line 010 less line 020)		050	**050**	5,261,008	5,302,628
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	67,411	4,287
Interest payable		070	070	(1,753,890)	(878,460)
Income from participation in other organizations		080	080	682	528
Other operating revenue		090	090	567,451	778,384
Other operating expenses		100	100	(2,202,303)	(1,878,750)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	934,364	396,981
Non-sales expenses		130	130	(1,903,821)	(1,422,200)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	970,902	2,303,398
Profit tax expenses (lines -151+152-153), including:			**150**	(574,245)	(816,739)
deferred tax liabilities		142	151	(186,727)	(162,434)
deferred tax assets		141	152	119,833	21,395
Current profit tax		150	153	(507,351)	(675,700)
Operating profit (loss) (line 140- less line 150)			**160**	396,657	1,486,659
IV. EXTRAORDINARY INCOME AND EXPENSES			170	1,351	3,097

Extraordinary income					
Extraordinary expenses			180	(297)	(7,607)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	397,711	1,482,149
FOR REFERENCE Conditional profit tax expense/income			201	(233,270)	(551,845)
Permanent tax liabilities		200	202	(340,975)	(264,894)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	0.22683	0.84404
Diluted profit (loss) per share			302		

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	17,588	(39,481)	18,459	(43,402)
Profit (loss) of previous years		402	215,155	(136,218)	26,085	(73,064)
Indemnity of damages caused by non-performance or undue performance of obligations		403	5,779	(2,215)	15,622	(1,422)
Foreign currency translation adjustments		404	192,629	(178,769)	245,922	(306,755)
Allocations to assessed reserves		405	65,639	(1,048,144)	30,927	(561,889)
Written-off accounts receivable and payable		406	4,744	(6,587)	4,655	(676)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

STATEMENT OF CHANGES IN EQUITY

			CODES
		Form #03 by OCUD	0710003
for	**2004**	Date (year, month, day)	31.03.2005
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Changes in equity

Item description	Item code	Line code	Charter capital	Additional capital	Reserves	Undistributed profit (not covered loss)	Total
1	1a	2	3	4	5	6	7
Brought over balance as of December 31, 2002		100	631,200	6,405,534	27,838	6,986,004	14,050,576
2003							
Changes in the accounting policies		101	X	X	X	(225,278)	(225,278)
Balance of capital assets revaluation		102	X		X		
Other		103	X		X		
Brought over balance as of January 1, 2003		104	631,200	6,405,534	27,838	6,760,726	13,825,298
Changes in capital items		200		(72,571)	3,722	1,311,412	1,242,563
Foreign currency translations		201	X		X	X	
Net profit (loss) of the reporting year		202	X	X	X	1,502,563	1,502,563
Dividend		203	X	X	X	(260,000)	(260,000)
Allocations to reserves		204	X	X	3,722	(3,722)	
Additional share issues at the expense of own resources		205			X		
Increase of the nominal value of shares		206			X		
Changes in equity due to retirement of fixed assets		207	X	(72,571)	X	72,571	
Other		208					
Increase in equity due to		210					
additional share issues at the expense of shareholders		211			X	X	
reorganization of legal entity		212					
other		213					
Decrease of equity due to:		220				(1,828)	(1,828)

decrease in quantity of shares		221		X	X		
decrease in the nominal value of shares		222		X	X	X	
reorganization of legal entity		223					
other		224				(1,828)	(1,828)
Brought over balance as on December 31, 2003 2004		**300**	631,200	6,332,963	31,560	8,070,310	15,066,033
Changes in the accounting policies		301	X	X	X	3,110	3,110
Balance of capital assets revaluation		302	X		X		
Other		303	X		X		
Brought over balance as on January 1, 2004	**100**	**304**	631,200	6,332,963	31,560	8,073,420	15,069,143
Changes in capital items		**400**		(1,266)		51,680	50,414
Foreign currency translations		401	X		X	X	
Net profit (loss) of the reporting year		402	X	X	X	397,711	397,711
Dividend		403	X	X	X	(347,297)	(347,297)
Allocations to reserves	110	404	X	X			
Additional share issues at the expense of own resources	121	405			X		
Increase of the nominal value of shares	122	406			X		
Changes in equity due to retirement of fixed assets		407	X	(1,266)	X	1,266	
Other		408					
Increase in equity due to		**410**		1,698			1,698
additional share issues at the expense of shareholders	121	411			X	X	
reorganization of legal entity	123	412					
other		413		1,698			1,698
Decrease of equity due to:		**420**		(5,774)		(1,538)	(7,312)
decrease in quantity of shares	132	421		X	X		
decrease in the nominal value of shares	131	422		X	X	X	
reorganization of legal entity	133	423					
other		424		(5,774)		(1,538)	(7,312)
Balance as on December 31, 2004	**140**	**500**	631,200	6,327,621	31,560	8,123,562	15,113,943

2. Reserves

Item description	Item code	Line code	Balance as on the start of the year	Received	Used/ restored	Balance as on the year start

1	1a	2	3	4	5	6
Reserves formed pursuant to effective legislation						
Reserved funds						
data for 2003		601	27,838	3,722		31,560
data for 2004		602	31,560			31,560
Reserves formed pursuant to founding documents:						
Employee shareholding fund						
data for 2003		603				
data for 2004		604				
Assessed reserves:						
Doubtful debt provisions						
data for 2003		605	556,675	558,403	(141,911)	973,167
data for 2004		606	973,167	1,043,557	(90,310)	1,926,414
Provisions to cover devaluation of financial investments						
data for 2003		607		3,486		3,486
data for 2004		608	3,486	4,587	(2,564)	5,509
Provisions for devaluation of tangible items						
data for 2003		609				
data for 2004		610				
Deferred expense provisions						
Provisions for conditional obligations						
data for 2003		611				
data for 2004		612		7,904		7,904
Provisions for contingent liabilities:						
data for 2003		613				
data for 2004		614				

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

CASH FLOW STATEMENT

			CODES
		Form #04 by OCUD	0710004
for	2004	Date (year, month, day)	31.03.2005
Organization	JSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit	RUR in thousands	by OCEI	384

Item description	Item code	Line code	Over the reporting year	Over the same period previous year
1	1a	2	3	4
CASH BALANCE AT THE REPORTING YEAR START		**010**	1,015,272	287,649
CURRENT ACTIVITIES **Cash receipts from current activities**		**020**	27,637,700	24,936,797
receipts from buyers, customers		021	26,947,663	23,675,859
other income		022	690,037	1,260,938
Cash funds applied for:		**030**	(24,042,527)	(22,595,407)
payments in respect of purchased goods, services, works, raw materials and other current assets	150	031	(8,739,927)	(8,392,944)
payroll expense	160	032	(6,212,575)	(4,957,666)
interest out payments	170	033	(1,594,987)	(858,626)
tax and levies settlements	180	034	(5,697,764)	(5,817,033)
other expense		035	(1,797,274)	(2,569,138)
Net cash from current activities		**040**	3,595,173	2,341,390
INVESTMENT ACTIVITIES **Cash receipts from investment activities**		**050**	2,467,523	41,423
proceeds from realization of fixed asset items and other non-current assets	210	051	37,275	27,800
proceeds from repayment (redemption) and sale of securities, realization of units, interests, and other financial investments	220	052	1,319,463	4,012
dividend received from interests	230	053	7,291	5,112
interest payments received	240	054	34,274	2,810
proceeds from repayments of loans granted to other organizations	250	055	1,051,959	423
other income from investment activities		056	17,261	1,266
Cash funds applied for:		**060**	(11,746,736)	(6,764,830)
acquisition and creation of fixed asset items and other non-current assets	290	061	(7,916,843)	(6,042,215)
acquisition of stock, units, interests	280	062	(1,495,152)	(75)
acquisition of debt instruments and other	300	063	(1,283,381)	(722,180)

financial investments				
granting loans to other organizations	310	064	(1,051,360)	(360)
other expenses for investment activities		065		
Net cash from investment activities	**340**	**070**	(9,279,213)	(6,723,407)
FINANCIAL ACTIVITIES				
Cash receipts from financial activities		**080**	15,979,661	11,176,972
credit and loan facilities received		081	15,858,597	10,980,472
other income from financial activities		082	121,064	196,500
Cash funds applied for:		**090**	(9,941,781)	(6,067,334)
repayment of loans and credits (less interest payments)		091	(8,386,110)	(5,296,360)
repayment of financial lease		092	(1,239,124)	(517,966)
dividend payments	170	093	(316,547)	(253,008)
other financial activity expenses		094		
Net cash from financial activities		**100**	6,037,880	5,109,638
Net cash increase (decrease)		**110**	353,840	727,621
CASH BALANCE AT THE REPORTING PERIOD END		**120**	1,369,112	1,015,270
Influence of exchange rate variations of foreign currency against RUR		130	2	(1,342)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form #05 by OCUD	0710005
as on	**December 31, 2004**	Date (year, month, day)	31.03.2005
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Intangible assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property items (exclusive rights for results of intellectual property)	010	**101**	1,025	72		1,09
of which: of the patent owner for invention, industrial sample, usable model	011	102		64		6
of right owner for software, data bases	012	103	967	8		97
of owner of trade/service mark, location of good origin	014	104	58			5
other	015	105				
Other	040	106				
Total		**110**	1,025	72		1,09

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Amortization of intangible assets, total	050	**120**	976	983

including: *of the patent owner for invention, industrial sample, usable model*		121		1
of right owner for software, data bases		122	967	967
of owner of trade/service mark, location of good origin		123	9	15
other		124		

2. Fixed assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting yea end
1	1a	2	3	4	5	6
Buildings		201	4,144,320	346,575	(13,149)	4,477,74
Line plant and transmission facilities		202	10,396,533	3,203,732	(13,920)	13,586,34
Machinery and equipment		203	19,705,084	5,168,256	(97,935)	24,775,40
Transportation vehicles		204	504,411	96,121	(7,121)	593,4
Computers and office equipment		205	939,228	304,688	(12,444)	1,231,47
Housing facilities		206	114,855	2,718	(11,503)	106,07
Land plots and nature utilization facilities		207	6,124	5,666		11,79
Other fixed asset types		208	474,471	97,479	(7,785)	564,16
Total		**210**	36,285,026	9,225,235	(163,857)	45,346,40

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Fixed assets depreciation, total	140	**220**	13,408,733	16,127,650
Including: *Buildings*		221	912,353	972,950

Line plant and transmission facilities		222	5,160,733	5,582,747
Machinery and equipment		223	6,401,744	8,251,499
Transportation vehicles		224	268,363	344,407
Computers and office equipment		225	420,129	629,710
Other fixed asset types		226	245,411	346,337

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
From line 210 fixed assets transferred for rent, total		**230**	76,640	99,031
Including: Buildings		231	43,782	52,040
Line plant and transmission facilities		232	13,728	25,727
Machinery and equipment		233	4,327	5,637
Transportation vehicles		234	14,691	15,032
Other fixed asset types		235	112	595
From line 210 fixed assets transferred for long-term storage		240	253	11,016

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Result of fixed asset revaluation		**250**		X
original (replacement) cost	171	251		X
depreciation	172	252		X
Fixed assets received for rent, total:		**260**	1,208,438	1,256,626

Including: Buildings		261	73,333	158,683
Line plant and transmission facilities		262	10,933	193,320
Machinery and equipment		263	789,551	783,210
Transportation vehicles		264	33,068	53,207
Other fixed asset types		265	301,553	68,206
Immovable items commissioned for services with state registration pending		270	750,157	954,996

3. Income bearing investments in tangible items

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property intended for lease		301				
Property provided under hire contract		302				
Other		303	2,168	41	(738)	1,471
Total		**310**	2,168	41	(738)	1,471

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Amortization of income bearing investments in tangible items		311	291	32

4. R&D, technology and design expenses

Item of R&D	Item code	Line code	At the reporting year start	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D works, with results being used for production or management purposes of the organization	310	**400**				

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Expenses for incomplete R&D, technology development and design	320	401		239

FOR REFERENCE	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	3	4
Expenses charged to ordinary activity		402		
Expenses on R&D failed to produce positive results and charged to non-sales expenses		403		

5. Financial investments

Item description	Item code	Line code	Long-term		Short-term	
			At the reporting year start	At the reporting period end	At the reporting year start	At the reporting period end
1	1a	2	3	4	5	6
Contribution to charter (contributed) capital of other organizations, total	510	501	110,531	1,478,933		
including: daughter and affiliated businesses	511	502	102,454	1,468,877		
Treasury municipal bonds and bonds issued by third parties	515	503				
Bills of exchange	520	504	163	163	37	37
Loans granted to other organizations	525	505	2,459		1,250	2,641
Certificates of deposit	530	506			23,199	
Other	535	507	6,710	6,709		
Total	540	**510**	119,863	1,485,805	24,486	2,678

Of the total amount – financial investment having current market price: Contribution to charter (contributed) capital of other organizations	550	511	3,486	5,978		
including: daughter and affiliated businesses	551	512				
Treasury municipal bonds and bonds issued by third parties	555	513				
Bills of exchange	560	514				
Other	565	515				
Total	570	**520**	3,486	5,978		
FOR REFERENCE With reference to financial investment with current market price – change of value due adjusted valuation	580	521	3,453	2,492		

6. Ordinary activity expenses (by costs items)

Item description	Item code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material costs	710	601	(6,217,650)	(4,671,683)
Payroll costs	720	602	(6,387,314)	(5,168,993)
Social need allocations	730	603	(2,046,042)	(1,703,826)
Depreciation	740	604	(2,555,221)	(1,668,128)
Other expenses	750	605	(2,495,881)	(2,374,749)
Total on costs items	760	**610**	(19,702,108)	(15,587,379)
Change of the balance (increase [+], decrease [-]): of production in progress	765	621	(82)	503
deferred expenses	766	622	133,932	214,280

7. Security/collateral

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Security received, total		**710**	2,752,925	8,631,267
including: bank guarantees		711	11,340	
third party surety		712	2,740,697	8,631,267
bills of exchange		713	250	
pledged property		**714**		
of which: fixed asset items		715		
securities and other financial investments		716		
other property		717		
other		718	638	
Security provided, total		**720**	9,134,084	13,593,075
including: third party surety		721	1,550,466	3,429,572
bills of exchange		722	598,799	2,040,000
pledged property		**723**	6,984,819	8,032,259
of which: fixed asset items		724	6,984,819	8,032,259
securities and other financial investments		725		
other property		726		
other		727		91,244

8. Government aid

Item description	Item code	Line code	For the reporting year	Over the same period previous year
1	1a	2	3	4
Received budget funding in the reporting year, total	910	**810**	5,478	20,557
including: Funds to finance capital expenses		811	5,478	4,745
Funds to finance current expenses		812		15,812

Item description	Item code	Line code	At the reporting year start	Received over the reporting period	Returned over the reporting period	At the reporting period end
1	1a	2	3	4	5	6
Credits from the budget, ***total***	920	**820**				
Funds to finance capital expenses		821				
Funds to finance current expenses		822				

Chief Executive ________ R. Amaryan **Chief Accountant**_____R. Konstantinova
(signature) (name) (signature) (name)

EXPLANATORY NOTES
to the Financial Statements of JSC CenterTelecom for 2004

1. Contents

1. CONTENTS **21**

2. GENERAL INFORMATION **22**

3. ACCOUNTING POLICIES **27**

4. COMPARATIVE DATA **34**

5. ANALYSIS AND ASSESSMENT OF THE BALANCE SHEET STRUCTURE AND PROFIT PERFORMANCE **37**

6. NOTES TO SIGNIFICANT BALANCE SHEET ITEMS **38**

6.1. Fixed assets (line 120 of the Form#1 – balance sheet) 38
6.2. Capital expenditures (item 130 of the balance sheet): 39
6.3. Financial investments (items 140 and 250 of the balance sheet) 40
6.4. Deferred tax assets (item 145 of the balance sheet) 49
6.5. Other non-current assets (item 150 of the balance sheet): 49
6.6. Inventories 50
6.7. VAT on purchased items (item 200 of the balance sheet) 50
6.8. Short-term accounts receivable due from purchasers and customers as on 31.12 2003 (item 241 of the balance sheet): 50
6.9. Other accounts receivable with payments expected within 12 months from the reporting date (item 243 of the balance sheet) 52
6.10. Charter (authorized) capital (item 410 of the balance sheet) 54
6.11. Company share repurchased from shareholders (item 440 of the balance sheet) 54
6.12. Distribution of profit 54
6.13. Dividends 55
6.14. Credits and loans (lines 510 and 610 of the balance sheet): 55
6.15. Deferred tax liabilities (item 515 of the balance sheet) 59
6.16. Other long-term liabilities (Item 520 of the balance sheet) 59
6.17. Accounts payable 60
6.18. Deferred revenues (item 640 of the balance sheet) 62

7. NOTES TO SIGNIFICANT ITEMS OF THE PROFIT AND LOSS ACCOUNT **63**

7.1. Revenues from ordinary activities 63
7.2. Ordinary activities expenses 65
7.3 Other operating income and expenses: 66
7.4. Non-sales revenues and expenses: 67
7.5. Extraordinary income and expenses 69
7.6. Profit tax expenses 69
7.7. Net profit of the reporting period 72
7.8. Earnings per share 72

8. AFFILIATED PERSONS **73**

9. GOVERNMENT AID **85**

10. THE COMPANY NET ASSETS **86**

11. NON-GOVERNMENT PENSION INSURANCE **86**

12. CONDITIONAL LIABILITIES **86**

13. EVENTS AFTER THE REPORTING DATE **89**

2. General information

Joint-Stock Central Telecommunication Company, abbreviated name JSC CenterTelecom, Individual Unique Taxpayer Identification Number 5000000970, (henceforth "the Company") was registered pursuant to Ordinance of the Chief of Administration of the Moscow region # 567-r of June 09, 1994, certificate of state registration #127 of June 20, 1994.

The Company was re-registered by the Moscow Region Registration Chamber on July 23, 1997, certificate of state registration of a legal entity # 50:10:00124.

According to the Federal Law On state registration of legal entities, the Company is registered by the inspectorate for the town of Khimki of the Ministry of Taxes and Duties (MNS) of Russia in the Unified State Register of legal entities on November 1, 2002, the main state registration number is 1025006174710.

Certificate of making an entry in the Unified State Register of legal entities of a legal entity registered before July 1, 2002 dated November 01, 2002 # 001494534.

The number of the Company's employees as on December 31, 2004 was 67,432 (71,829 employees as on December 31, 2003).

The core activities of the Company according to licenses granted to it are:

- *provision of local and intra-tariff band telephone service;*
- *provision of local, domestic long-distance and international telephone service using public payphone and public telecommunications offices;*
- *provision of local, domestic long-distance and international telephone service*
- *provision of cellular mobile communications service (using GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standards);*
- *provision for lease of physical circuits, channels and network paths, including broadcasting channels;*
- *provision of telematic (including e-mail, access to information resources, information and directory services, Telefax, Comfax service, Burofax, message handling service, voice-mail, voice message transmission, audio and video conference calls, Internet);*
- *data services;*
- *provision of radial area network (trunking);*
- *Intelligent Network (IN) services;*
- *telegraph services (including telegrams, AT/T (subscriber) telex);*
- *radio-telephone services;*
- *provision of wireless local telephone services based on CDMA;*
- *provision of mobile radio-telephone service;*
- *wireline broadcasting services;*
- *on-air transmission of TV programs;*
- *on-air transmission of sound programs and transmission of additional information;*
- *provision of wireless radio access;*
- *TV multicast over cable TV networks;*
- *personal paging services using compression of VHF FM channel;*
- *mobile radio service;*

- *broadband wireless access;*
- *TV and sound program broadcasting;*
- *testing and measurements of electric power installations and facilities, their parts and components in the course of installation, mounting, provisioning, operation and repair;*
- *publishing and printing activities;*
- *telecommunications service certification;*
- *implementation of quality management systems;*
- *arranging restoration of networks and services after faults and failures;*
- *marketing research;*
- *construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;*
- *civil engineering surveys for construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;*
- *design of buildings carrying Level 1 and 2 responsibilities according to state (public) standards*
- *operation of explosion hazardous production facilities;*
- *operation of fire hazardous production facilities;*
- *operation of weight lifting machinery and installations;*
- *operation of heat transfer and electric power grids;*
- *transportation of passengers using auto-vehicles;*
- *cargo transportation using auto-vehicles;*
- *technical maintenance and repair of transportation vehicles;*
- *operation of petrol filling stations;*
- *activities involving precious metals;*
- *gathering, processing and sale of non-ferrous scrap;*
- *operation of engineering systems in towns and populated settlements;*
- *special water utilization;*
- *underground resource utilization;*
- *comprehensive utilization of natural resources;*
- *environment protection services (works);*
- *educational activities;*
- *health and medical activities;*
- *pharmaceutical activities;*
- *trade;*
- *surveying;*
- *cartographic activities;*

- *implementation, repair and maintenance of fire protection/extinguishing devices and installation in building and facilities;*
- *cartography/map drawing activities;*
- *storage of crude oil, natural gas and oil products;*
- *realization of crude oil, natural gas and oil products;*
- *accommodation activities;*
- *hazardous waste handling;*
- *ensuring security of the Company activities;*
- *state secret protection activities;*
- *technical means of protection of confidential and proprietary information;*
- *implementation as required of plans to ensure robust operations and restoration of networks in case of emergency;*
- *metrological assurance, operation and repair of measurement devices;*
- *activities involving production and exchange of ethyl hydroxide, alcohol and alcohol containing substances;*
- *maintenance, repair, procurement and distribution of cash registers;*
- *research and development;*
- *external economic activities.*

Registrar (registrator):
Entity's name: Private Joint-Stock Company Registrator-Svyaz
Address: 15a Kalanchevskaya Street, Moscow, 107078, Russia
Mailing address: 15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia
License # 10-000-1-00258
Date of issue: 1.10.2002
Valid till: unlimited term
License issuing body: Federal Commission on Securities Market

Auditor of the Company
Full corporate name of the auditor: Private Joint-Stock Company Ernst&Young Vneshaudit
Abbreviated name: ZAO Ernst&Young Vneshaudit
Location: 77 Sadovnicheskaya Embankment, Building 1, Moscow, 115035, Russia
Mailing address: 77 Sadovnicheskaya Embankment, Building 1, Moscow, 115035, Russia
Telephone: +7 (095) 705-9700
Fax: +7 (095) 755-9701
The auditor license:
License No: E003246
Date of issue: January 17, 2003
Valid for: 5 years
License issuing body: Ministry of Finance of the Russian Federation

The Board of Directors of the Company:

Chairman of the Board of Directors:

*Valeriy N. **Yashin**, General Director, JSC Svyazinvest;*

Members of the Board:

*- **Boris Dm. Antonyuk**, First Deputy Minister of Information Technologies and Communications of the Russian Federation;*

*- **Ruben A. Amaryan**, General Director, JSC CenterTelecom, Deputy Chairman of the Board of Directors;*

*- **Stanislav P. Avdiants**, Executive Director, Director of Economic and Tariff Policies Dpartment, JSC Svyazinvest;*

*- **Vadim E. Belov**, no information about current status;*

*- **Alexander P. Gribov**, Deputy Head of Division, Russian Federal Property Fund;*

*- **Alexander V. Ikonnikov**, Chairman of the Board, National Association of Independent Directors;*

*- **Oksana V. Petrova**, Deputy Head of Unit, Corporate Governance Department, JSC Svyazinvest;*

*- **Elena V. Umnova**, Director of Finance Department, JSC Svyazinvest;*

*- **Grigoriy M. Ginger**, Executive Director, Moscow representative office of NCH Advisors, Inc;*

*- **Evgeniy V. Yurchenko**, no information about current status.*

The Management Board:

Chairman of the Management Board:

*- **Ruben A. Amaryan**, General Director, JSC CenterTelecom;*

Members of the Management Board of the Company:

*- **Aleksey A. Lokotkov**, First Deputy General Director, Financial Director, JSC CenterTelecom;*

*- **Arevshad A. Vartanyan**, Deputy General Director for Information Technologies, JSC CenterTelecom;*

*- **Maksim A. Pegasov**, Deputy General Director, Technical Director, JSC CenterTelecom;*

*- **Sergey V. Pridantsev**, Deputy General Director, Commercial Director, JSC CenterTelecom*

*- **Valeriy P. Sychev**, Deputy General Director for Security and Information Protection Enforcement, JSC CenterTelecom;*

*- **Ella M. Zhuravleva**, Deputy General Director, Director for Personnel, JSC CenterTelecom;*

*- **Raisa P. Konstantinova**, Chief Accountant, JSC CenterTelecom;*

- Tatyana N. Sotskova, Director of Legal Department, JSC CenterTelecom;

*- **Nikolay V. Mezhuev**, Deputy General Director, Director of Moscow subsidiary, JSC CenterTelecom;*

*- **Alexander I. Polnikov**, no information about current status.*

The Audit Commission of the Company:

- **Irina V. Prokofieva**, Director of Internal Audit Department, JSC Svyazinvest, Chairperson of the Audit Commission of JSC CenterTelecom;

- **Konstantin V. Belyaev**, Deputy General Director, JSC Svyazinvest;
- **Natalia V. Ermolaeva,** Deputy Head of Unit, Department of Economic and Tariff Policies, JSC Svyazinvest;
- **Alexander V. Kachurin,** Deputy Head of Unit, Finance Department, JSC Svyazinvest;

- **Kirill V. Frolov,** Deputy Director, Head of Unit, Internal Audit Department, JSC Svyazinvest;
- **Lyudmila V. Buryanova**, First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting Department, JSC CenterTelecom;
- **Aleksey E. Kopiev,** Chief Expert, Internal Audit Department, JSC Svyazinvest.

3. Accounting Policies

The accounts of the Company are prepared on the basis of the following accounting policies:

Basis for preparation

The accounts and financial statements of the Company are prepared in compliance with and according to timeline set forth in Federal Law #129-FZ of November 21, 1996 On accounting and other legal acts of the Russian Federation, governing book-keeping and financial reporting.

Foreign Currency Denominated Assets and Liabilities

In accounting for business transactions conducted in foreign currencies the official exchange rate of the currency and the Russian rouble (RUR) effective on the transaction date was applied. Cash assets and liabilities valued in foreign currencies were posted to the accounts in amounts calculated according to the official rouble exchange rate set by the Central Bank of the Russian Federation effective on the reporting date (rubles per foreign currency unit).

Foreign currency	*December 31, 2003*	*December 31, 2004*
1 US dollar	*29.4545*	*27.7487*
1 Euro	*36.8240*	*37.8104*
100 Japanese Yen	*27.5353*	*26.7509*

Foreign currency translations over the year arisen during the year in relation to transactions with assets and liabilities, and their translation at the balance sheet date, are charged to profit and loss account and reflected in the profit and loss account as a part of non-sales revenues and expenses.

In the cash flow statement the ruble equivalent of the currency balance at the year's start and flow of foreign currency during the year were calculated based on the official exchange rate effective on December 31, 2004 and December 31, 2003 respectively.

Short-term and long-term assets and liabilities

In the financial statement assets (liabilities) are treated as short-term, if their maturity term (period before redemption) does not exceed 12 months after the balance sheet date. All other assets and liabilities are treated in the financial statements as long-term ones.

Intangible assets

Intangible assets include the Company trademark and exclusive intellectual property right: patents for inventions of usable models, computer codes, databases.

Intangible assets in the accounts are shown at the original value less amortization accrued over the usage period.

The original value of intangible assets procured in exchange for merchandise (items of value) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

The value of intangible assets is written down by amortization charges calculated by straight-line method over the identified useful life period. Useful life of intangible assets is determined by a specially established commission and approved as required based on the expected term of usage during which the Company is going to derive economic benefits (revenue) from its usage.

Fixed Assets

Fixed assets include buildings, facilities, equipment, transportation vehicles, computers, office equipment, land plots, machinery and other items with useful life of over 12 months, used for rendering services and product manufacturing, or for management purposes of the Company capable of bringing economic benefits.

Fixed assets items are recognized for accounting purposes at the original cost.

The original cost of fixed assets procured for payment is the actual cost of acquisition (construction).

The original value of fixed assets procured in exchange for merchandise (value items) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

Fixed assets in the accounts are shown at the original (replacement) value less depreciation accrued over the whole usage period.

Fixed assets include immovable items commissioned for service and used before the stet registration of the ownership rights for such items.

Fixed assets depreciation was calculated by straight-line method according to rates determined on the basis of adopted useful life terms.

buildings used in production	-	*5 – 100 years*
transmission and other facilities	-	*5 – 59 years*
telecommunications equipment	-	*3 – 30 years*
transportation vehicles	-	*3 - 10 years*
computers and office equipment	-	*3 - 10 years*
other facilities	-	*2 - 30 years*

No depreciation was charged for land plots and housing facilities.

Fixed asset items valued at less than RUR10,000 per unit, as well as books, brochures, other publications were charged to production costs (sales costs) as they are released for production or put into operation using account 02 Fixed asset depreciation

Costs of all types of repair are included into costs of ordinary activities in the reporting period. No provisions were allocated to finance deferred costs of fixed asset repair.

Interest accrued on loans secured for financing acquisition (construction) of fixed assets before they adopted for accounting purposes is included in the original value of these assets. Interest accrued after the relevant fixed asset item was adopted for accounting purposes is reflected in the profit and loss account as a part of operation expenses.

Depreciation of fixed assets received in 2004 under capital lease (leasing) and accounted for as fixed assets of the Company was charged using straight line method based on the useful life period equal to the effective term of the relevant leasing contract. Depreciation of fixed assets received before 2004 under capital lease (leasing) and accounted for as fixed assets of the Company was charged using straight line method based on the usable life period and using an accelerated depreciation rate set forth by the relevant contract, but not exceeding 3.

Financial investments

Financial investments for which their current market values were not determined are reflected on the balance sheet at their original cost.

Original value of financial investment:

- *acquired at a price is defined as the Company's actual acquisition costs;*
- *acquired under contracts stipulating meeting obligations (payments) through non-cash funds is defined as the value of assets transferred by the Company;*
- *invested as contributions into the equity capital of daughter, affiliated and other entities is defined as a monetary value agreed by founders (members) of these entities.*

Financial investments for which at the end of 2004 a steady significant decline of the value is recognized are shown on the balance sheet less allocated provisions for devaluation of financial investments. The amount of provisions is charged to the increase of operating expenses.

Financial investment for which organizers of trading in securities on stock market calculated current market values pursuant to applicable rules are shown on the balance sheet at the current market price at December 31, 2004 by adjusting the value of these investments. The adjustment amount was charged to the increase of operating expenses.

In the event of sale or other retirement of securities for which market values were not determined the retired issued securities are valued at the actual acquisition price of the first acquired securities (FIFO); non-issued retired securities are priced at the actual price of each piece of securities.

R&D expenses, design and technology development expenses

Incomplete as on December 31, 2005 R&D, design and technology works are shown as a part of capital expenditure.

Incomplete R&D works are valued at the cost of expenses related to performance of the works.

Inventories

Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- the price of the seller according to supply (sale-purchase) contract, if inventories are purchased for a price;
- the actual production costs, if an inventory item was produced in the Organization;
- present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift (free of charge), and left after retirement of fixed assets and other property;
- the value of assets transferred or to be transferred by the Organization pursuant to contracts stipulating non-monetary contribution (payment) in respect of obligations;

Transportation and procurement expenses and expenses to render materials to condition when they are usable, are posted in accounting books in account 16 Deviations in the cost of tangible items. Goods in retail trading accounted for on account 41.02 are recorded in the accounting system at their selling prices.

Retired inventory items (except precious metals) are valued at the average cost.

Precious metals are written down by unit cost.

Deferred expenses

Expenses made by the Company in the reporting period but related to subsequent accounting periods are shown as deferred expenses. These expenses are written off evenly to the relevant item in the period to which they are referred.

Deferred expenses related to purchases of software and databases to be written off later that 12 months after the reporting date are shown in the balance sheet as a part of other non-current assets.

Indebtedness of customers and purchasers

Debt of customers and purchasers is shown including VAT payable to the budget upon receiving payment in respect of accounts receivable and determined based on prices identified by contracts between the Company and customers (purchasers) given all discounts (premium). If it is unrealistic to expect payment of account receivable the relevant amount is written off the balance sheet as it is deemed uncollectable.

Since it is virtually impossible to analyze separately each doubtful debt in respect of telecommunications services rendered by a telecommunications company due to the enormous number of subscribers doubtful debt provisions were allocated to the full amount (100 percent) of debt with respect of all unpaid debt overdue by over 90 days at the moment of provisions allocation. No provisions were allocated for debt less than 90 days overdue.

The exception is the debt of the social care and protection bodies. Article 47 of Federal Law #126-FZ of July 7, 2003 will come into force in 2005 and change the arrangements of benefit provision to natural persons with respect to rendering services them by telecommunications organizations. As of January 2005 telecommunications service users eligible for benefits will have to pay in full for services rendered and their expenses should be reimbursed directly from funds of the relevant budget. In view of the above, provisions as on December 31, 2004 covering settlements with social protection bodies were allocated to cover the whole amount of overdue accounts receivable from the first day of their existence.

Doubtful debt provisions are charged to the increase of operating expenses.

Additional capital and reserves

Additional capital is formed due to an increase of fixed asset value determined by revaluation.

The Company shall allocate reserves intended for covering its losses and redemption of bonds and repurchase of the Company shares. Reserves are allocated from the Company's net profit.

Dividends payable are recognized as liabilities and deducted from the capital at the reporting date, if the dividends were declared before and including the reporting date. Payable dividends declared after the reporting date are reflected in the reports as events after the reporting date.

Loans and credit facilities granted to the Company

The Company transfers long-term debt on loans and credits granted to the Company into short-term liabilities at the moment when according to terms and conditions of loan and/or credit facilities there were 365 days before maturity of the principal.

Additional costs incurred in connection with granting loans or credits include expenses related to:

- rendering legal and consulting services to the Company;
- carrying out expert examinations;
- communications costs;
- other costs directly involved in receiving loans in cash funds.

Additional costs related to receiving loans and credits, placement of debt instruments are referred to the period in which the said costs were incurred.

Interest on the granted credits (loans) is accrued monthly according to relevant agreements.

For loans granted in a monetary form and raised by issuing bills of exchange by the Company itself, the amount of discount payable to the note holder shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before maturity.

For loans granted in a monetary form and raised by issuing bonds of the Company itself, in the event of sales of issued bonds at the price different from the nominal value (including the discount), the discount shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before the bond maturity.

Settlements with respect to profit tax

The Company calculates and presents in accounts and financial statements deferred tax assets and liabilities related to profit tax to be paid in the subsequent reporting periods.

Deferred tax assets and liabilities are calculated in relation to differences arising in time (temporary differences) and are income and expenses included in balance sheet profit (loss) in one reporting period, while being included in the tax basis for profit tax in other reporting periods.

Deferred tax assets are the part of deferred profit tax that shall result in a decrease of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods. They are calculated by applying the tax rate set by the tax and duties legislation of the Russian Federation, to temporary differences formed in the reporting period that should be subtracted.

Deferred tax liabilities are the part of deferred profit tax that shall result in an increase of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods. They are calculated by applying the tax rate set by the legislation of the Russian Federation on taxes and duties, to temporary differences formed in the reporting period.

Current profit tax is recognized as the tax calculated for taxation purposes pursuant to provisions of Chapter 25 of the Tax Code of the Russian Federation and specified in the accounts based on the amount of the conditional profit tax adjusted taking into account the permanent tax assets and obligations and deferred tax assets and obligations of the reporting period.

Current profit tax is recognized in the accounts as liabilities toward budget equal to the unpaid profit tax.

Conditional cost (income) on profit tax is calculated by multiplying the balance sheet profit (loss) by the profit tax rate set forth by the legislation of the Russian Federation on taxes and duties.

Actually overpaid profit tax amounts paid to budgets of constituent entities of the Russian Federation and local municipal budgets are included in accounts receivable.

Revenue recognition policy

The Company revenues are divided into ordinary activities revenues and other revenues (operating, non-sales and extraordinary income).

Revenues from sales of products and services rendered are posted on accrual basis, i.e. as services are provided, and shown in the accounts less VAT, customs duties and discounts and benefits provided to customers.

Revenues from barter operations (exchange of merchandise) are determined on the basis of values of items, received or to be received by the Company, calculated according to prices the Company normally uses in for valuation of similar items in comparable circumstances.

Revenues from provision of assets by Company for lease are normally included in revenues from ordinary activities.

Dividends received are recognized as a part of other revenues as the dividends are declared.

Costs and expense recognition

Expenses depending on their nature and activities are divided into ordinary activities expenses and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount in monetary terms equal to payment amount in cash and other form, or accounts payable.

The Company calculates total production costs of the services rendered, works performed not separating organizational and commercial expenses.

State (government) aid

Budget funds received as state aid (subsidies, grants) are recognized as monetary funds and resources different from monetary funds and actually received and shown in the balance sheet included in deferred income.

Special purpose financing

Funds for special purpose financing are recognized as monetary funds and resources different from monetary funds are actually received and shown in the balance sheet included in deferred income.

Provisions for deferred expenses

The Company allocates provisions for deferred expenses to cover remuneration payable to members of the Board of Directors, members of the Management Board and members of the Audit Commission of the Company according to the results for the relevant year

Expenses for provisions allocation are reflected in non-sales expenses.

Expenses on pension schemes

Social allocations are made by payment of the unified social tax calculated by the Company according to gradually sliding rate (from 35.6% to 2%) applied to the salary and other remuneration payable to each employee. The Company charges the amount of the unified social tax to three social funds (the state pension fund, the social fund and medical insurance fund), with pension fund allocations accounting for 28% to 2% depending on yearly amount of salaries and remuneration paid to each employee. Allocations are charged to current expenses as they are made.

The collective employment contract of JSC CenterTelecom for 2004-2006 provides for social benefits and compensations to the Company's employees. The scheme covers all employees of the Company. Employees working for the Company for over 25 years are eligible for one-time payment upon retirement equal to one monthly salary.

Internal Company documents do not provide for creation of any specific funds for making one-time retirement payments.

The Company also participates in pension schemes in the framework of non-government pension provision. The amount of contributions too these schemes are determined on the annual basis and charged to expenses as they are incurred. See section 10 of these notes.

Stock-taking of property and verification of liabilities are carried out as follows:

- *of the fixed assets – at least once in two years as on November 1 of the reporting year;*
- *of the intangible assets – annually as on December 1 of the reporting year;*
- *of the capital construction in progress and other capital expenditures – annually as on November 1 of the reporting years;*
- *of the raw materials, materials, equipment for installation, semi-finished products, goods, finished products in warehouses - annually as on November 1 of the reporting years;*
- *of the precious metals – twice a year;*
- *of the production in progress – quarterly as at the end of each quarter;*
- *of the deferred revenues and expenses – annually as on December 31 of the reporting year;*
- *of the cash funds on the bank accounts – annually as on December 31 of the reporting year;*
- *of the cash in the Company's cashier office – at least once a quarter;*
- *of the long-term financial investments – annually as on December 31 of the reporting year;*
- *of the short-term financial investments, cash documents – quarterly as at the end of the quarter;*

- *of the settlements with debtors and doubtful debt provisions - quarterly as at the end of the quarter;*
- *of the settlements with creditors (payments to telecommunications operators) – quarterly as at the end of the quarter; with other creditors – once a year as on December 31 of the reporting year;*
- *of the settlements with respect to taxes and other mandatory payments to budget and out-of-budget funds – at least once a year;*
- *of the settlements with respect to special purpose financing – annually as on December 31 of the reporting year;*
- *of the intra-company settlements – at least once a quarter;*
- *of the settlements with employees, persons subjected to reporting – once a year as on December 31 of the reporting year.*

Changes in the accounting policies for 2004

According to accounting rules PBU 1/1998 Accounting system of organizations consequences of changes in the accounting policies that significantly affect or are likely to affect financial results of the organization's activities shall be reflected in the accounts based on the requirement to produce numbers for 2 years minimum.

IN 2004 the Company in the course of applying the accounting rule governing accounting of settlements with respect of profit tax (PBU18/2002) changed the classification of differences arising from doubtful debt provisions, equipment received free of charge and under leasing schemes from "permanent differences" to "temporary differences".

In order to bring the Company expenses on tax profit in 2003 to values comparable to expenses in 2004, the Company calculated the brought over balances of the deferred tax liabilities and assets according to the difference existed as on December 31, 2003 and made adjustments in the comparable items of the profit and loss account.

In 2004 the Company transferred to the fixed assets immovable items commissioned for service and actually used, pending state registration of ownership rights for such items.

Changes in the accounting policies for 2005

There were no changes in the accounting policies that may significantly affect financial reports of the Company.

4. Comparative data

Comparable data in the Company's accounts for 2004 were obtained by adjusting finalized accounting figures for 2003 in order to make them compliant with changes introduced in the accounting forms for 2004.

Changes in the brought-over balance as on January 1, 2004

Line code	Value as on December 31, 2003	Value as on January 1, 2004	Difference	Notes
120	22,287,735	22,876,293	+588,558	Balance of account 08-09 Completed capital construction items without state registration certificates transferred to account 01-09 Fixed asset items without state registration certificates put into operation.
130	2,760,862	2,172,304	-588,558	
145	11,527	51,866	+40,339	**BROUGHT-OVER BALANCES OF DEFERRED TAX ASSETS ARE REFLECTED (TRANSFERRED FROM UNDISTRIBUTED PROFIT OF PREVIOUS YEARS)**
150	1,642,503	1,642,860	+357	**TRANSFER FROM LINE 216 (ACCOUNT 97-03-02) OF SOFTWARE PRODUCT WITH USAGE TERM OF OVER 12 MONTHS**
190	**26,824,416**	**26,865,112**	**+40,696**	**TOTAL FOR SECTION**
210	915,292,	914,935	-357	**TRANSFER TO LINE 150 (ACCOUNT 97-03-02) OF SOFTWARE PRODUCT WITH USAGE TERM OF OVER 12 MONTHS**
216	284,870	284,513,	-357	**TRANSFER TO LINE 150 (ACCOUNT 97-03-02) OF SOFTWARE PRODUCT WITH USAGE TERM OF OVER 12 MONTHS**
242	211,266	213,062	+1,796	**BROUGHT-OVER BALANCES FROM LINE 243 TO LINE 242 ACCOUNT 60-28-06 OF ADVANCE PAYMENTS MADE**
243	413,823	412,027	-1,796	**BROUGHT-OVER BALANCES FROM LINE 243 TO LINE 242 ACCOUNT 60-28-06 OF ADVANCE PAYMENTS MADE**
290	**5,849,990**	**5,849,633**	**-357**	**TOTAL FOR THE SECTION**
300	**32,674,406**	**32,714,745**	**+40,339**	**GRAND TOTAL**

Comparative data

460	6,567,747	8,073,420	+1,505,673	Profit of 2003 is transferred to undistributed profit of previous years for the total amount of 1,502,563 assets (40,339) and liabilities (37,229) are transferred from profit to deferred assets
470	1,502,563	0	-1,502,563	Profit of 2003 is transferred to undistributed profit of previous years
490	**15,066,033**	**15,069,143**	**+3,110**	**Total for the section**
515	357,897	395,126	+37,229	Transfer from profit to deferred tax liabilities
520	2,221,103	2,221,587	+484	From line 626 to line 520 account 68-19 (long-term debt for restructured taxes)
590	**9,306,159**	**9,343,872**	**+37,713**	**Total for the section**
620	3,833,783	3,829,369	-4,414	Deposited dividend amount was transferred to line 630 and 520 account 68-19 (long-term debt for restructured taxes)
622	402,591	402,625	+34	The amount of advance payment received was transferred from line 626.
625	519,239	520,210	+971	From line 626 balance of account 76-24 was transferred to account 68-17-01 (road users tax)
626	604,512	599,093	-5,419	Deposited dividend amount (3,930) was transferred to line 630, long-term debt (4,484) for restructured taxes was transferred to line 520 (account 68-19), road users tax (971) was transferred to line 625 from account 76-24, amount of advance payments received (35) was transferred from line 626 to line 622.
630	15,323	19,253	+3,930	Deposited dividend amount was transferred from line 626
690	**8,302,214**	**8,301,730**	**-484**	**Total for the section**
700	**32,674,406**	**32,714,745**	**+40,339**	**Total**

Growth of the balance sheet total by 40,339 thousand rubles is attributed to the brought over balances of deferred tax liabilities and assets having been reflected in the accounts.

Changes in comparable data for 2003 in the profit and loss account.

Line code	Column 3 form #2 for 2003	Column 4 form #2 for 2004	Difference	Note
020	(15,648,552)	(15,587,379)	61,173	Expenses on non-government pension fund were transferred to non-sales expenses line 130
050	5,241,455	5,302,628	61,173	Expenses on non-government pension fund were transferred to non-sales expenses line 130
090	809,311	778,384	30,927	Restored doubtful debt provisions were aggregated
100	(1,938,483)	(1,878,750)	59,733	Restored doubtful debt provisions were aggregated and expenses on non-government pension fund were transferred to non-sales expenses
120	397,449	396,981	468	Writing off deferred tax liabilities on retired items
130	(1,332,221)	(1,422,200)	(89,979)	Expenses on non-government pension fund were transferred from lines 020 and 100
140	2,303,866	2,303,398	468	Writing off deferred tax liabilities for retired items
150	(796,793)	(816,739)	(19,946)	Total
151	(119,679)	(162,434)	(42,755)	Deferred tax liabilities for leasing payments and doubtful debt provisions
152	(1,414)	21,395	22,809	Deferred tax assets on liabilities for deferred revenues
160	1,507,073	1,486,659	(20,414)	Changes due to making data comparable
190	1,502,563	1,482,149	(20,414)	Changes due to making data comparable
201	(552 928)	(551 845)	1 083	Calculation of contingent revenue taking into account lines 170 and 180
202	(243 865)	(264 894)	(21 029)	Calculation of contingent expenses taking into account lines 170 and 180

(Russian Rubles in thousands, unless explicitly stated otherwise)

5. Analysis and assessment of the balance sheet structure and profit performance

Analysis and assessment of the balance sheet structure

As on December 31, 2004 the balance sheet structure can be characterized by the following ratios:

Ratio	01.01.2004	31.12.2004
Absolute liquidity ratio	0.13	0.10
Current liquidity	0.70	0.56
Ratio of sufficiency of the own current assets	-2.02	-2.96
Sales margin	25.38 %	21.08%

Absolute liquidity ratio is the ratio of the sum of short-term financial investments (form 1, line 250) and cash (form 1, line 260) to the short-term liabilities (form 1, line 690)
Current liquidity ratio is the ratio of current assets (form 1, line 290) less long-term accounts receivable (form 1, line 230) to short-term liabilities (form 1, line 690).
Ratio of sufficiency of the own current assets is the ratio of own current assets (form 1, line 490 less line 190) to the total current assets (form 1, line 290).
Sales margin is calculated as ratio of profit from sales (form 2 – income statement, line 050) to revenues from sales (form 2, line 010).
As on December 31, 2004 short-term liabilities (13,235,384 thousand rubles) remained in excess of current assets to the amount of 5,805,097 thousand rubles. In order to improve financial stability ratios and solvency and liquidity indicators the Company plans to reduce amounts and alter the structure of the financing sources for funding the investment plan by increasing the share of own resources and reducing the total amount of accounts payable and changing their structure through higher share of long-term debt.

Profit performance in 2004

Activity type	Revenues (form 2, line 010)		Costs and expenses (form 2, line 020)		Profit (form 2, line 050)		Change, Δ,%
	2004	2003	2004	2003	2004	2003	
Provision of telecom services	24,603,464	20,564,872	(19,502,349)	(15,353,774)	5,101,114	5,211,098	-2.11%
Other	359,652	325,135,	(199,759)	(233,605)	159,894	91,530	74.69%
TOTAL:	**24,963,116**	**20,890,007**	**(19,702,108)**	**(15,587,379)**	**5,261,008**	**5,302,628**	**-0.78%**

At the end 2004 a slight decrease of the profit from sales is observed, viz. 0.78% of the profit from sales in 2003.
Major factors affecting the existing performance of profit from sales:

- changes as of August 1, 2003 in the account settlements with OJSC Rostelecom;
- growth expenses on item Depreciation charges (2003 –1,668.1 million rubles, 2004 – 2,555,2 million rubles, growth rate: 153.2 %), primarily, due to depreciation of equipment received under leasing contract.

Also, according to results of 2004 there is a reduction of the pre-tax profit, which was only 42.1% of the previous year. Toa great extent this was predetermined by growing interest payments. Growth rate of expenses on interest payments was 199.5%.

(Russian Rubles in thousands, unless explicitly stated otherwise)

6. Notes to significant balance sheet items

6.1. Fixed assets (line 120 of the Form#1 – balance sheet)

As on January 1, 2004 the Company did not revalue its fixed assets.
Changes in the fixed asset original value:

Description	2004	2003
Growth of fixed asset value, total:	**9,225,236**	**6,691,004**
including due to:		
new asset acquisitions	2,475,928	2,077,533
construction of new facilities	4,932,876	3,617,008
modernization and refurbishment of facilities in service (additional construction, further installations)	1,328,197	813,684
received free of charge	22,767	96,569
other receipts (including receipt of off-balance sheet equipment under easing terms and fixed assets found during stock-taking)	465,468	86,210
Decrease (retirement) in the fixed asset value, total	**(163,857)**	**(246,690)**
including due to:		
sale of fixed assets	(43,147)	(20,728)
written off fixed assets	(86,076)	(139,079)
reconstruction (partial liquidation) of fixed assets	(2,096)	(20,109)
other retirement	(32,538)	(66,774)
Changes in depreciation, total	**(2,718,918)**	**(1,705,852)**
accrued depreciation over the period	(2,817,728)	(1,887,752)
depreciation of realized items	22,036	15,227
depreciation of written off items	75,912	139,367
depreciation of other retirement	862	27,306
Total change of the fixed assets value	**6,342,461**	**4,738,462**

The bulk of the increase in the fixed assets value is attributed to newly acquired items (property for production purposes) – 26%, and newly constructed sites (buildings, lines): 53%.

Fixed assets received under leasing agreements

As on December 31, 2004 the Company concluded 270 financial lease (leasing) agreements for leasing of auto-vehicles, switches and other telecommunications equipment. Leasing terms are from 24 to 60 months.

Cost of fixed assets received under leasing agreements:

Description	On January 1, 2004	As on December 31, 2004
Book value of fixed assets		
- original value of fixed assets	2,185,782	4,363,914
- accrued depreciation of fixed assets	(228,034)	(893,009)

(Russian Rubles in thousands, unless explicitly stated otherwise)

- fixed asset book value	1,957,748	3,470,905
Fixed assets on the balance sheet of the Lessor		
- contract value of the fixed assets	846,547	725,203

Amounts of forthcoming leasing payments:

Due time	Payment amount, total	including:	
		for fixed assets on the balance sheet of the Company (shown in liabilities item lines 520 and 620 of the Balance sheet)	fixed assets on the balance sheet of the Lessor (not included in liabilities)
2005	1,350,025	1,246,757	103,268
2006 - 2010	2,893,132	2,794,285	98,847
TOTAL:	**4,243,157**	**4,041,042**	**202,115**

6.2. Capital expenditures (item 130 of the balance sheet):

Description	On January 1, 2004	As on December 31, 2004
Investments in non-current assets, total:	**1,872,128**	**2,523,846**
including: construction, modernization, refurbishment of fixed assets by contracting external parties	1,464,530	2,358,295
construction, modernization, refurbishment of fixed assets by the Company itself	102,406	68,697
capital investments in rented fixed assets	893	3,872
acquisition of certain items of fixed assets	79,694	9,656
acquisition of fixed assets under leasing agreements	209,430	81,976
incomplete R&D		239
other	15,175	1,111
Equipment intended for installation	300,176	632,819
TOTAL:	**2,172,304**	**3,156,665**

The Company carries out construction and refurbishment of 1,311 sites. In 2004 capital expenditures amounted to9,764,480 thousand rubles, including:

- *non-current assets received free of charge were valued at 12,882 thousand rubles;*
- *value of assets accepted for accounting purposes resulting from stock taking is 12 thousand rubles;*
- *procured fixed assets valued at less than 10 thousand rubles, total value is 130,811 thousand rubles.*

(Russian Rubles in thousands, unless explicitly stated otherwise)

The Company in 2004 brought into service fixed assets valued at 8,774,290 thousand rubles, including:

- *accepted for accounting purposes assets valued at less than 10 thousand rubles, with the total value of132,277 thousand rubles;*
- *sold assets valued at 234 thousand rubles;*
- *contributed under equity participation agreements 2,850 thousand rubles;*
- *assets transferred free of charge: 103 thousand rubles;*
- *charged to losses and to other accounts:2,641 thousand rubles.*

6.3. Financial investments (items 140 and 250 of the balance sheet)

In section 4 form #5 Supplement to the balance sheet the information on value of financial investments according to types is shown, including financial investments with values adjusted up to the current market price as of December 31, 2004.

***Investments of the Company into charter capitals of daughter, affiliated and other companies** (items 141, 142, 143 of the balance sheet).*

Key investments of the Company into charter capitals of daughter, affiliated and other companies

Organization	Type of activities	Value of investments as on December 31, 2004	Interest in the charter capital %	Share of the voting shares, %	Book value	Revenues
Daughter companies						
JSC Aerocom	Telephony, data, telematic services, lease of circuits, system integration	492,147	99.62	99.62	115,591	276,689
Teleport-Ivanovo LLC	Cellular communications, data, trade in telecom equipment	151	100	100	2,521	6,529
MobilCom LLC	Mobile radio communications using standards MRT-1327, SN-11	2,250	100	100	7,556	2,858
JSC RTS	Telephony, data, telematic services, lease of circuits, system integration	860,631	*100*	100	895,154	779,147

(Russian Rubles in thousands, unless explicitly stated otherwise)

Organization	Type of activities	Value of investments as on December 31, 2004	Interest in the charter capital %	Share of the voting shares , %	Book value	Revenues
TelecomStroy LLC	Technical maintenance of engineering networks, boiler plants, general construction, cleaning	511	100	100	3,949	20,938
Telecom-Terminal LLC	Trade and repair of terminal devices	260	100	100	795	3,976
ZAO Vladimir-Teleservice	Internet access, IP-telephony	2,948	100	100	6,512	15,650
Svyaz-Service-Irga LLC	Design and construction of telecom lines, installation of telecom equipment, commissioning and bringing into service telecom equipment, trade and purchases, broker, sales activities. Repair of equipment and devices.	16	70	70	3,649	7,613
VladPage LLC (being wound up)	Personal radio paging	41	75	75	---	---
Private JSC CenterTelecom Service	Local, domestic long-distance and international telephone services, data, circuit lease.	75	74.9	74.9	36,186	26,932
Vladimirski Payphone LLC	Local, domestic long-distance and international telephone services using universal phone card payphones	92	51	51	7,481	15,279
Private JSC CenterTelecom Service of the Moscow region	Data services, Internet access using pre-paid cards, dedicated	87,354	51	51	42,465	59,051

(Russian Rubles in thousands, unless explicitly stated otherwise)

(CTCS MO)	Internet access, implementation of integration projects					
Private JSC Telecom of the Ryazan region	Local, domestic long-distance and international telephone services using universal phone card payphones	486	50.9	50.9	17,714	22,848
Private JSC TeleRoss-Voronezh	Agent of Sovintel for telecom services	585	50	50	8,148	12,288
Tver telecom LLC	Local and intra tariff band telephony, data services, telematic services, Local, domestic long-distance and international telephone services over dedicated lines	17,247	85	85	40,901	48,967
Provisions for devaluation		41				
TOTAL:		**1,464,753**				
Associated companies						
Private JSC Smolenskaya Cellular Communications	Cellular communications using AMPS-800, GSM-1800 standards	2,349	40	40	160,232	30,959
Private JSC Belgorodskaya Cellular Communications	Cellular communications using DAMPS-800, GSM-1800 standards	1,749	30	30	181,723	40,033
JSC Telecommunications Company Rinfotels	Data services using X.25, X.28, Frame Relay protocols, TCP/IP, Internet, telephony	26,	26	26	6,856	11,243
Trunksvyaz LLC (being wound up)	Trunking	25,	25	25	---	---
Private JSC SK KOSTARS	Life insurance for telecommunications workers	2,815	28	28	26,801	19,366
Provisions for devaluation		2,840				
TOTAL:		**4,124**				
Financial investments in other organizations						
Private JSC Oskol	Cable TV services		12.41	12.41		

(Russian Rubles in thousands, unless explicitly stated otherwise)

Telecom		471			59,591	19 091
JSC Teleservice	Cable TV services	72	6.60	6.60	48,494	24,198
Private JSC Lipetsk-Mobile	Cellular communications using AMPS-800,GSM-1800 standards	102	5.91	5.91	15,920	5,077
JSC Comset	Cable TV services	155	5.17	5.17	Simplified	14,802
Private JSC IC Informsvyaz-Chernozemie (Black soil area)	Data, IP-telephony, Internet access, digital circuits	4	4	4	23,059	95,974
Private JSC IC Informsvyaz-Chernozemie (Black soil area)	Creation and operation of dedicated (private) telecommunications networks	5	0.06	0.06	20,382	25,692
OJSC Rostelecom	Domestic long-distance and international telecommunications services	106	0.0002	0.0002	44,596,093	3,747,050
Private JSC NTC COMSET	R&D	35	11.09	11.09	52,796	50,417
Private JSC Optimum-svyaz	Sale of accessories for mobile phones	10	10	10	845	4,621
Private JSC STARTCOM	R&D	18	3.70	3.70	79,570	6,483
Private JSC Voronezh regional agency for support of small and medium businesses	Consulting	5	8.97	8.97	79	397
OAO Recreation facility Krugozor	Recreation and recuperation	2,009	2.47	2.47	62,433	72,282
OAO Ivanovo margarine factory	Food products	407	0.2	0.2	179,895	590,210
OAO Shuyski vegetable oil extraction factory	Food products	560	0.2	0.2	545,178	793,457
OAO Ryazan oil refinery	Oil refinery	3	0.0047	0.0047	288,678	3,689
OAO ACB Link-bank	Banking	300	4.9	4.9	223,456	67,789
OAO Inter-regional commercial bank for development of	Banking	1,797	1.28	1.28	27,794,580	456,654

(Russian Rubles in thousands, unless explicitly stated otherwise)

telecommunications and information technology Svyaz-Bank»						
OAO CB Tulski industrialist	Banking	588	0.8	0.8	965,465	347,917
OAO Kursk industrial bank Kurskprombank	Banking	3	0.02	0.02	3,009,678	843,750
OAO ACB Saving bank of the RF	Banking	5,870	0.000634	0.002	5,184,768,876	52,572,164
OAO Priovneshtorgbank	Banking	0.7	0.002	0.002	1,534,678	814,104
OAO Belgorodpromstroy bank	Banking	2	0.017	0.017	788,203	324,678
OAO Bank of social development and construction Lipetskcombank	Banking	21	0.0072	0.0072	6,038	1,714,381
OAO MACB Vozrozhdenie (Revival)	Banking	2	0.00008	0.00008	27,794,580	14,089,713
OAO AB Incombank	Banking	88	0.008	0.008	being wound up	
Private JSC Cellular Communications of Chernozemie (Black soil area)	Cellular communications using NMT-450 standard	0.051	0.076	0.076	31,800	26,756
Provisions for devaluation		2,578				
Total		**10,056**				
Grand total (sum of balance sheet item 141, 142, 143)		**1,478,933**				

Income received as dividends from long-term financial investments is shown in item Income from participation in other organizations of the profit and loss account in the amount of 682 thousand rubles) (528 thousand rubles in 2003).

Pursuant to the following decisions of the Board of Directors:

- #38 of April 21,2004 the Company's interest in the charter capital of Private JSC Vladimir Teleservice was increased up to 100% through acquisition of a stake of ordinary registered shares (11,000 shares) or 50% of the Charter capital of the said organization from OAO Central Telegraph for 2,922,040 rubles. The entry confirming the transfer of the ownership rights for these shares was made in the shareholders' register on August 27,2004;

(Russian Rubles in thousands, unless explicitly stated otherwise)

- #38 of April 21,2004 the Company's interest in TverTelecom LLC was increased up to 85% of the Charter capital through purchases acquisition of stakes from Cosmocom LLC (16% of the Charter capital), Orbita-Telecom LLC (19%), Vialakta-Com (16%), TelVit LLC (4%), Renoks LLC (4%) for the total price of 15,761,000 rubles. The entry confirming the transfer of the ownership rights for these securities was made in the shareholders' register on October 4, 2004;

- #41 of June 10, 2004 the Company acquired 99.619% of the Charter capital of OAO Aerocom. The entry confirming the transfer of the ownership rights for these securities was made in the shareholders' register on November 03,2004;

- #18 of December 24, 2004 the Company's stake in the Charter capital of Private JSC CenterTelecomService of the Moscow region was increased up to 100% through purchase of 3 ordinary registered book-entry shares for 9 dollars per share from Company Koteks for the total of 27 US dollars, 3,001 ordinary registered book-entry shares of Private JSC CenterTelecomService of the Moscow region for 9 US dollars per share from Mr. N.Tyutin for the total price of 27,009 US dollars, 20,995 ordinary registered book-entry shares of Private JSC CenterTelecomService of the Moscow region for 9 US dollars per share from Sierra Madre Limited for the total price of 188,955 US dollars, 25,001 ordinary registered book-entry shares of Private JSC CenterTelecomService of the Moscow region for 1 ruble per share from Real Plus Construction Company for the total price of 25,001 rubles or 860.9 US dollars. The entry confirming the transfer of the ownership rights for these securities was made in the shareholders' register on February 3, 2005;

- #23 of December 25, 2003 providing for acquisition of 100% shares of OAO RTS. The deal was closed in two stages in 2004:

-March 31, 2004 the Company purchased 88.448% of the Charter Capital totaling 753,902,909 rubles 03 copecks;

- August 6, 2004 the Company acquired another 11.552% of the Charter capital for 106,728,033 rubles 70 copecks.

Acquisitions made by the Company are in keeping with the goals of the corporate restructuring of associated businesses of JSC CenterTelecom. The acquired companies have the same core business as the Company, are the most competitive and robustly growing operators on the market of non-regulated telecommunications services. Acquisitions of alternative operators and enhancement of the Company's exposure in various regions of the country will offer an opportunity to provide integrated solutions for lucrative corporate market sector, significantly consolidate JSC CenterTelecom's position on the telecommunications market, will facilitate achievement of the goals set by the Company marketing strategy, namely:

- maintaining the leading position on the telecommunications market;

- growing share of revenues on the telecommunications service market;

-growing share of non-regulated services in the revenue structure;

- increasing the share of revenues generated by business sector up to Russia's average.

- # 2 of June 28,2004 the Company acquired 56,000 ordinary registered shares of Private JSC SK Kostars with the nominal value of 50 rubles per share for the total price of 2,800,000.00 rubles, accounting for 28% of the charter capital of ZAO SK Kostars. The entry confirming the transfer of the ownership rights for these securities was made in the shareholders' register on December 30, 2004. The shares were acquired to diversify portfolio investments;

- #38 of May 21, 2004 the Company participation in Private JSC Tverskaya Cellular Communications was terminated by selling 120 ordinary registered shares accounting for 40% of the charter capital of JSC Tverskaya Cellular Communications to Orbita-Telecom LLC for the total price of 15,761,000 rubles. The value of the retired shares totaling 12,000 was charged to operating expenses and shown in item 100 of the profit and loss account. The income from the sale was 15,761,000 rubles and shown in item 090 of the profit and loss account;

(Russian Rubles in thousands, unless explicitly stated otherwise)

- #38 of April 21, 2004 the Company participation in the charter capital of OAO Gasenergobank was terminated by selling the stake owned by the Company (68,200 ordinary registered book-entry shares or 25.213% of the charter capital of OAO Gasenergobank) for the total price of 7,699,998 rubles to the following organizations: Elidius LLC (4,494 shares) for 507,387 rubles, I Step LLC (51,360 shares) for 5,798,708 rubles, Company GeoLak LLC (6,200 shares) for 700,000 rubles, TC SIRIUS.com LLC (1,651 shares) for 186,403 rubles, RCP-Trans LLC (4,495 shares) for 507,500 rubles. The value of the sold shares totaling 6,820,000 rubles was charged to operating expenses and shown in item 100 of the profit and loss account. The income from the sale was 7,699,998 rubles and shown in item 090 of the profit and loss account;

- #40 of May 31, 2004 the Company participation in Rating LLC was terminated by selling the stake owned by the Company (29.39% of the charter capital) at the par value of 36,315.88 rubles to Mr. V. Mosolov;

#40 of May 31, 2004 the Company participation in Private JSC InformCourierSvyaz was terminated by selling the stake owned by the Company (29 shares with nominal value of 1,000 rubles) for the total price of 29,000 rubles to Agency of Humanitarian Technologies AGT LLC;

- #2 of June 28, 2004 the Company participation in the charter capital of RadioLine LLC was terminated by selling the stake owned by the Company (13% of the charter capital) at the par value of 650 rubles to Mr. S. Degtyarev;

- #3 of July 13, 2004 the Company participation in the charter capital of OAO YaTKP Volga RadioLine LLC was terminated by selling 285 shares with the par value of 10 copecks each owned by the Company (3.68% of the charter capital) for the total price of 31,941.50 rubles to Mr. V. Ryzhov. The value of the sold shares totaling 150,000 rubles was charged to operating expenses and shown in item 100 of the profit and loss account. The income from the sale was 31,941.50 rubles and shown in item 090 of the profit and loss account;

- #3 of July 13, 2004 the Company participation in the charter capital of Private JSC Cellular Communications of Chernozemie (Black-soil area) was terminated by selling 720 ordinary shares of Private JSC Cellular Communications of Chernozemie owned by the Company (45% of the charter capital), 42 ordinary shares of Private JSC Kaluzhskaya Cellular Communications (42% of the charter capital), 60 ordinary shares of Private JSC Ryazanskaya Cellular Communications (40% of the charter capital), 2,750 ordinary shares of Private JSC Bryanskie Cellular Networks (34.4% of the charter capital) for the total price of 8,000,000 US dollars. The value of the sold shares totaling 325,809 rubles was charged to operating expenses and shown in item 100 of the profit and loss account. The income from the sale was 233,087,781 rubles and shown in item 090 of the profit and loss account;

- #35 of May 11, JSC CenterTelecom initiated the wind up of VladPage LLC (the interest is 75% of the charter capital). At the moment creditors demands are satisfied, the wind up balance sheet is compiled, a lawsuit was filed requesting to announce bankruptcy of VladPage LLC;

- #10 of October 2004 JSC CenterTelecom initiated the wind up of Trunksvyaz LLC (the interest is 25% of the charter capital)

Contributions made under partnership agreements

The financial investments in line 144 reflect the Company's contribution in the joint activities with Topsnabinvest LLC and Bowling Center LLC in the form of a partnership, to the amount of 6,491 thousand rubles or 30% interest. The joint activities are arranged to provide radio-telephone services using CDMA. Agreement # 79/98 was concluded on November 29, 2002 for 8 years.

Expenses under the agreement incurred by the Company in 2004 were 3,190 thousand rubles, income under the agreement totaled 5,778 thousand rubles.

Distribution of financial results under a partnership agreement is carried out quarterly between the partners pro rata to their interests. In 2004 the Company received from the joint activities with Topsnabinvest LLC

(Russian Rubles in thousands, unless explicitly stated otherwise)

and Bowling center LLC profit amounting to 2,589 thousand rubles (4,069 thousand rubles in 2003)< which is shown in the operating revenues/expenses of the Company.

The Company contribution in the joint activities with Private Security Firms ChOP Center LLC and ChOP Obereg LLC in Kostroma in form of a partnership amounting to 218 thousand rubles or one third interest is also shown in the financial investments in line 144. The joint activities are arranged for utilization of the central station for site monitoring. The agreement was concluded on June 23, 2003 for an unlimited term. The Company incurs no expense and derives no income under the agreement.

Loans granted to other organizations

Loans provided by the Company as on December 31, 2004:

Borrower	Facility amount	Maturity	Interest rate (p.a.)
Short-term loans			
Private JSC (ZAO) Krestyanin	150	01.02.03	
ZAO Krestyanin	100	01.02.04	
ZAO Krestyanin	200	26.03.02	
ZAO Krestyanin	209	01.11.02	
SO Spartak LLC	694	01.02.04	25%
Center Broker Leasing LLC	1,288	31.05.05	25%
Skat 69 LLC	50	01.12.00	
Provisions for devaluation	50		
TOTAL:	**2,641**		

Other financial investments are bills of exchange totaling 200 thousand rubles. Provisions for devaluation of bills of exchange were not allocated due to stability of these investments.

Changes in the valuation of the financial investments in 2004

In 2004 financial investments of the Company in the securities were adjusted to be equal to the current market price.

Securities	Value as on January 1, 2004	Value as on December 31, 2004	Change of valuation	Charged to
Adjusted value, total:	*3,486*	*5,978*	*+2,492*	
including:				
Shares of OAO AC Saving Bank of the RF	*3,358*	*5,870*	*+2,512*	*operating expenses*
Shares of OJSC Rostelecom	*128*	*106*	*-22*	*operating expenses*
Shares of OAO Bank Vozrozhdenie	*0*	*2*	*+2*	*operating expenses*

(Russian Rubles in thousands, unless explicitly stated otherwise)

Provisions for devaluation of the financial investments in 2004

Financial investments	*Provisions as on January 1, 2004*	*Provisions allocated in 2004*	*Provisions used in 2004*	*Restored provisions in 2004*	*Provisions as on December 31, 2004*
Provisions, total:	*3,486*	*4,587*	*364*	*2,200*	*5,509*
including					
Share of ZAO Svyazproekt	*4*		*4*		
Contribution to the charter capital of MobilCom LLC	*562*			*562*	
Contribution to the charter capital of TelecomStroy LLC	*128*			*128*	
Contribution to the charter capital of Teleport-Ivanovo LLC	*38*			*38*	
Shares of Private Stock-Company Radiopaging Incorporated	*147*		*147*		
Contribution to the charter capital of Rating LLC	*18*		*18*		
Contribution to the charter capital of TverTelecom LLC	*25*			*25*	
Shares of OAO AB Incombank	*88*				*88*
Shares of ZAO Voronezh regional agency for support of small and medium businesses	*4*			*4*	
Shares of ZAO InformCourierSvyaz	*22*		*22*		
Shares of ZAO Kaluzhski Registration Center (Kaluga)	*60*		*60*		
Shares of Ivanovo Margarine Factory	*305*			*91*	*214*
Shares of OAO Shuyski Vegetable Oil Extraction Factory	*420*			*420*	
Shares of OAO ACB Svyaz-Bank	*1,347*			*727*	*620*
Contribution to the charter capital of RadioLine LLC	*1*		*1*		
Shares of Yaroslavskoe trade and commerce enterprise Volga	*112*		*112*		

(Russian Rubles in thousands, unless explicitly stated otherwise)

Provisions as on January 1, 2004	*Provision s allocated in 2004*	*Provisions used in 2004*	*Restored provisions in 2004*	*Provisions as on December 31, 2004*	
Loan to SO Spartak LLC (Tver)	*205*			*205*	
Contribution to the charter capital of VladPage LLC		*41*			*41*
Shares of ZAO SK Kostars		*2 815*			*2,815*
Contribution to the charter capital of Trunksvyaz LLC		*25*			*25*
Shares of OAO Recreation Facility Krugozor		*1 656*			*1,656*
Loan to Skat 69 LLC (Tver)		*50*			*50*

6.4. Deferred tax assets (item 145 of the balance sheet)

Flow of deferred tax assets in 2004:

Balance as on January 1, 2004	***51,866***
Allocated in the reporting period for deducted temporary differences	*125,950*
Paid to reduce tax payments	*-6,117*
Balance as on December 31, 2004	***171,699***

6.5. Other non-current assets (item 150 of the balance sheet):

Description	**On January 1, 2004**	**As on December 31, 2003**
Advance payments made in respect of acquisition and creation of non-current assets	655,699	1,017,363
Deferred expenses for purchases of software and databases	987,156	2,037,633
Other non-current assets	5	2
TOTAL:	**1,642,860**	**3,054,998**

Software Product Oracle E-Business Suite

The deferred expenses assets for purchases of software and databases include the Company expenses for purchase and implementation of the enterprise management software Oracle E-Business Suite, totaling 1,047,145 thousand rubles. The Company purchased 18,049 licenses for E-business Suite 2003 Professional granting non-exclusive usage rights to use the software, 40 licenses for Activity Based Management product, 8 licenses for Treasury product, 72,196 licenses for Payroll product, 72,196 licenses for Russian Time Management, 426 license for Enterprise Asset Management product.

(Russian Rubles in thousands, unless explicitly stated otherwise)

Expenses for the purchase and implementation of the software product Oracle E-Business Suite will be written off to the current expenses of the Company after the software starts operating pro rata to the number of used licenses during the useful life of licenses set from 5 to 7 years.

The Company plans to carry out the installation of the complete in 2005-2008.

Software product Amdocs Billing Suite

The deferred expenses assets for purchases of software and databases include the Company expenses for purchase and implementation of a software product Amdocs Billing Suite, totaling 934,465 thousand rubles, in order to implement a single automated billing system. The project of implementation of the software Amdocs Billing Suite will be completed within 4-5 years

The purchase of Amdocs Billing Suite was approved by the Board of Directors of the Company on November 19, 2004.

Delivery of the software product Amdocs Billing Suite was completed in December 2004 by IBM Eastern Europe/Asia LLC, to which the Company gave 18 bills of exchange issued by the Company itself worth 1,093,751 thousand rubles as a security. The bills of exchange are planned to be repaid before June 1, 2006.
Expenses for the purchase and implementation of the software product Amdocs Billing Suite will be written off to the current expenses of the Company after the software starts operating pro rata to the cost of the installed modules during the useful life of modules set from 5 to 7 years.

6.6. Inventories

Structure of raw and other materials and other tangible items (line 211 of the balance sheet)

Description	On January 1, 2004	As on December 31, 2004
Cable	156,190	167,465
Fuel	9,576	10,797
Spares	99,325	80,063
Materials, transferred to third parties for processing	1,677	1,626
Construction materials	45,132	52,438
Tools and appliances	74,531	75,571
Other materials	213,917	252,470
TOTAL:	**600,348**	**640,430**

6.7. VAT on purchased items (item 200 of the balance sheet)

Significant increase of VAT by 600,492 thousand rubles as on December 31, 2004 was due to growing VAT on capital construction and leasing of equipment.

6.8. Short-term accounts receivable due from purchasers and customers as on 31.12 2003 (item 241 of the balance sheet):

Description	Total indebtedness	Doubtful debt provisions	Indebtedness less doubtful debt provisions

(Russian Rubles in thousands, unless explicitly stated otherwise)

As on January 1, 2004			
Account settlement with individuals (in respect of telecom services)	856,380	-65,176	791,204
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	1,176,384	-777,022	399,362
Settlements with budget funded organizations with respect of telecommunications services	189,150	-55,111	134,039
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	368,590	-51,198	317,392
Account settlements with operators for telecommunications services	65,690	-7,786	57,904
Account settlements with purchasers and customers for non-core activities	37,837	-16,874	20,963
Settlements for realized assets	6,321		6,321
Settlements with purchaser for civil defense	5,264		5,264
TOTAL on January 1, 2004:	**2,705,616**	**-973,167**	**1,732,449**
As on December 31, 2004			
Account settlement with individuals (in respect of telecom services)	1,052,415	-70,730	981,685
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	1,935,499	-1,731,986	203,513
Settlements with budget funded organizations with respect of telecommunications services	171,320	-28,671	142,649
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	315,082	-47,156	267,926
Account settlements with operators for telecommunications services	140,006	-21,371	118,635
Account settlements with purchasers and customers for non-core activities	51,515	-17,148	34,367
Realized assets settlements	15,410	-1,176	14,234
Settlements with purchaser for civil defense	14,872	-8,176	6,696
TOTAL on December 31, 2004:	**3,696,119**	**-1,926,414**	**1,769,705**

Article 47 of Federal Law #126-FZ of July 7, 2003 will come into force in 2005 and change the arrangements of benefit provision to natural persons with respect to rendering services to them by telecommunications organizations. As of January 2005 telecommunications service users eligible for benefits will have to pay in full for services rendered and their expenses should be reimbursed directly from funds of the relevant budget.

Debt of the social protection bodies for reimbursement of expenses related to provision of benefits to certain categories of subscribers accounted for 52.4% of the total accounts receivable as on December 31, 2004 (43.5% as on January 1, 2004)

In 2004 the legal department of JSC CenterTelecom managed to recover 160,388 thousand rubles from debtors – recipients of funds from budgets of all levels, including:

(Russian Rubles in thousands, unless explicitly stated otherwise)

- 103,345 thousand rubles were received as voluntary payments to settle the filed claims;

- 23,628 thousand rubles of claims were waived due to the voluntary repayment of debts before the court decisions were handed down;

- 15,953 thousand rubles were recovered due to voluntary payments made pursuant to court orders;

- 17,462 thousand rubles were recovered enforcing court orders, including cases where legal firms were engaged.

Additionally, receipt during 2005 of funds totaling 65,359 thousand rubles can be predicted, as documents for recovery of such funds were processed by the legal department of the Company by December 31, 2004, including:

- 3,003 thousand rubles to be received on 262 cases;

- on 2,359 filed claims totaling 43,088 thousand rubles;

- on 149 lawsuits filed with various courts, totaling 6,912 thousand rubles;

- 220 court orders to be enforced, totaling 12,356 thousand rubles.

In 2004 the legal department of JSC CenterTelecom managed to recover 53,672 thousand rubles from the federal budget to collect accounts receivable accrued due to provision of services to subscribers eligible for benefits, including:

- 16,480 thousand rubles were received as voluntary payments to settle the filed claims;

- 641 thousand rubles of claims were waived due to the voluntary repayment of debts before the court decisions were handed down;

- 942 thousand rubles were recovered due to voluntary payments made pursuant to court orders;

- 35,609 thousand rubles were recovered enforcing court orders, including cases where legal firms were engaged.

Additionally, receipt during 2005 of funds totaling 1,006,004 thousand rubles can be predicted, as documents for recovery of such funds were processed by the legal department of the Company and engaged legal firms by December 31, 2004, including:

- 420,153 thousand rubles to be received in 7 cases;

- 111 filed claims totaling 228,036 thousand rubles;

- 69 lawsuits filed with various courts, totaling 337,136 thousand rubles;

- 220 court orders to be enforced, totaling 20,679 thousand rubles.

6.9. Other accounts receivable with payments expected within 12 months from the reporting date (item 243 of the balance sheet)

Description	On January 1, 2004	As on December 31, 2004
PAYMENTS WITH RESPECT OF TAXES AND DUTIES	246,595	245,581
Social insurance and social care payments	12,172	13,019
Payments of salaries and wages	409	290
Settlements with advance holders	1,494	1,134
Settlements with employees for other transactions	7,640	7,541

(Russian Rubles in thousands, unless explicitly stated otherwise)

Settlements with various debtors:	143,717	595,508
- property and personal insurance	895	183
- claims settlements	14,633	11,817
- income due	2,481	1,412
- settlements with respect to investments		143,930
- settlements of taxes and duties	73	62
- settlements of securities deals		9,236
- other	125,635	428,868
TOTAL:	**412,027**	**863,,073**

Significant growth of other accounts receivable (line 243 of the balance sheet) was caused by an acquisition in 2004 of a block of shares of daughter companies of JSC Russian Telecommunications Network (RTS), acquisition of OAO Aerocom and repayment of the principal of the credit facility for ZAO Regional Telecommunications Company.

(Russian Rubles in thousands, unless explicitly stated otherwise)

6.10. Charter (authorized) capital (item 410 of the balance sheet)

The charter capital is 631,199,896 rubles divided into 1,578,006,833 ordinary and 525,992,822 preference shares with the nominal value of RUR0.3 each.

(Russian rubles.)

Shareholder	Ordinary shares		Preference shares	
	Number of shares	Nominal value	Number of shares	Nominal value
Legal entities, total:	**1,466,969,663**	**440,090,899**	**432,676,386**	**129,802,916**
including:				
- JSC Svyazinvest	799,867,813	239,960,344		
- Daughter and affiliated companies	7,864,116	2,359,235		
of which:				
- ZAO Oskoltelecom	7,471,500	2,241,450		
- TverTelecom LLC	369,707	110,912		
- OAO TC Rinfotels	22,909	6,873		
- Other legal entities, total	659,237,734	197,771,320	432,676,386	129,802,916
of which:				
- Russian federal Property Fund	151,356,274	45,406,882		
- Lindsell Enterprises Limited	32,733,878	9,820,163	17,579,372	5,273,812
Natural persons, total:	111,037,170	33,311,151	93,316,436	27,994,931
- The Company employees	54,262,962	16,278,889,	44,446,227	13,333,868
- other	56,774,208	17,032,262,	48,870,209	14,661,063
TOTAL:	**1,578,006,833**	**473,402,050**	**525,992,822**	**157,797,847**

As on December 31, 2004 the Charter capital of the Company was paid-up in full.

Preference shares do not carry voting rights; they cannot be converted into ordinary shares; annual income of at least 10 percent of the net profit according to financial statements is payable on preference shares.

6.11. Company share repurchased from shareholders (item 440 of the balance sheet)

As on December 31, 2003 and 2004 the Company had no repurchased shares reflected on the balance sheet.

6.12. Distribution of profit

Planned distribution of 2004 profit to be approved at the annual general meeting of shareholders of the Company scheduled for June 30, 2005:

	Amount
Capital before distribution of the reporting year profit	
Capital before distribution of the reporting year profit	631,200
Charter capital	31,560
Reserves	6,327,621

(Russian Rubles in thousands, unless explicitly stated otherwise)

Additional capital	7,725,851
Profit of previous years	397,711
Reporting year profit	**15,113,943**
Total capital before profit distribution:	
Allocations of the reporting year profit	
Allocations to reserves	
Allocations to finance employee stockownership plan (if provided for by founding documents)	(139,199)
Dividend payments	**(139,199)**
Total distributed profit of the reporting year	
Capital after profit distribution	631,200
Charter capital	31,560
Reserves	6,327,621
Additional capital	7,984,363
Profit of previous years	**14,974,744**
Decrease of capital after distribution of the reporting year profit	**(139,199)**
Growth (reduction) of capital with respect to undistributed profit of the reporting year	258,512

6.13. Dividends

In 2004 the dividends declared for the year ended December 31, 2003 amounted to 0.124867 rubles per ordinary share and 0.285662 rubles per preference share. Total amount of payable dividends was 347,297 thousand rubles.

Type of shares	Number of shares	Dividend per share, rubles	Total dividend, rubles
	525,992,822	0.285662	150,256,163
	1,578,006,833	0.124867	197,040,975
TOTAL:	**2,103,999,655**		**347,297,138**

The attached financial statements do not reflect dividends for 2004. These will be shown as allocations of undistributed profit during the year ending December 31, 2005 subject to approval at the annual general meeting of shareholders of the Company.

6.14. Credits and loans (lines 510 and 610 of the balance sheet):

Lender	Long-term		Short-term	
	01.01.2004	**31.12.2004**	**01.01.2004**	**31.12.2004**
Bank credit facilities, total:	**3,963,900**	**3,728,372**	**3,283,624**	**4,160,134**
including:				
OAO Vneshtorgbank	366,405	201,008	511,447	327,470
Vnesheconombank	169,999	92,320	539,490	537,084
ZAO ACB Promsvyazbank		400,000	575,371	69,989
ZAO CB GUTA-Bank	620,657	98,449	255,730	97,960
ACB Crosna-bank			44,521	
Middle Russia Saving Bank of RF	2,782,962	2,936,000	580,644	1,884,334
OAO CB Bryanski Narodny Bank			20,000	

(Russian Rubles in thousands, unless explicitly stated otherwise)

ACB MIB			38,907	
FACB Voznesenski			5,000	
OAO IMPEXBANK			69,405	20,000
ZAO CB Gasprombank			4,000	
OAO Investment bank Trust			502,411	502,103
ZAO Severny Bank of RF			23,039	
ZAO Raiffeisenbank	16,302			5,833
OAO CIB Euroallience			2,945	
CB Ogni Moskvy (Moscow Lights)			40,714	
Main financial division of the Vladimir region	7,575	595		3,549
OAO UralSib			70,000	
OAO Alfa-Bank				572,823
Russian Development Bank				138,989
Loans from organizations, total:	**132,247**	**102,945**	**5,852**	**29,640**
including:				
Promissory notes center-service			2,490	
OAO Promtechmontazh			2,000	
JSC Svyazinvest	29,000		1,362	29,622
General public	103,247	102,945		18
Bonds issued	**2,631,012**	**7,642,858**	**93,052**	**990,344**
Bills of exchange issued (ZAO RTC-Invest, OAO Vneshtorgbank, Brokerage North-Western investment center)		**763,175**	**606,082**	**1,410,000**
TOTAL:	**6,727,159**	**12,237,350**	**3,988,610**	**6,590,118**

For the period from January through March 2005 the Company repaid bills of exchange totaling 825 million rubles through ZAO Russian Industrial Bank.

In 2004 the Company signed a number of credit facility agreements. More significant agreements (with the raised amount at least 400,000 thousand rubles) are listed in the table below:

#	*Execution date*	*Lender*	*Credit amount*	*Currency*	*Maturity date*	*Interest rate, p.a.*	*Security*	*Security value*
1.	*20.12.04*	*ACB Promsvyazbank ZAO*	*400,000*	*Russian ruble*	*21.12.09*	*14.5*	*telecom equipment*	*734,438*
2.	*05.04.04*	*Investment Bank Trust OAO (JSC)*	*500,000*	*Russian ruble*	*05.04.05*	*14*	*no security*	
3.	*26.09.03*	*GUTA-Bank*	*450,000*	*Russian ruble*	*25.09.05*	*15*	*no security*	
4.	*18.11.03*	*Middle Russia Saving Bank of RF*	*70,000*	*Russian ruble*	*16.11.04*	*13.5*	*telecom equipment*	*82,210*

(Russian Rubles in thousands, unless explicitly stated otherwise)

5.	*21.11.03*	*Middle Russia Saving Bank of RF*	*70,000*	*Russian ruble*	*19.11.04*	*13.5*	*telecom equipment*	*79,593*
6.	*07.08.03*	*Middle Russia Saving Bank of RF*	*50,000*	*Russian ruble*	*04.02.05*	*14*	*telecom equipment*	*58,496*
7.	*07.08.03*	*Middle Russia Saving Bank of RF*	*50,000*	*Russian ruble*	*04.02.05*	*14*	*telecom equipment*	*57,099*
8.	*11.08.03*	*Middle Russia Saving Bank of RF*	*50,000*	*Russian ruble*	*07.02.05*	*14*	*telecom equipment*	*58,040*
9.	*11.08.03*	*Middle Russia Saving Bank of RF*	*50,000*	*Russian ruble*	*07.02.05*	*14*	*telecom equipment*	*57,029*
10.	*11.08.03*	*Middle Russia Saving Bank of RF*	*60,000*	*Russian ruble*	*07.02.05*	*14*	*telecom equipment*	*69,667*
11.	*29.08.03*	*Middle Russia Saving Bank of RF*	*150,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*172,116*
12.	*31.10.03*	*Middle Russia Saving Bank of RF*	*80,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*91,284*
13.	*31.10.03*	*Middle Russia Saving Bank of RF*	*80,000*	*Russian ruble*	*23.02.05*	*14*	*telecom equipment*	*91,426*
14.	*28.10.03*	*Middle Russia Saving Bank of RF*	*35,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*39,674*
15.	*11.11.03*	*Middle Russia Saving Bank of RF*	*90,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*100,848*
16.	*11.11.03*	*Middle Russia Saving Bank of RF*	*90,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*100,918*
17.	*11.11.03*	*Middle Russia Saving Bank of RF*	*90,000*	*Russian ruble*	*22.02.05*	*14*	*telecom equipment*	*100,961*
18.	*05.12.03*	*Middle Russia Saving Bank of RF*	*85,000*	*Russian ruble*	*06.06.05*	*14*	*telecom equipment*	*98,296*
19.	*05.12.03*	*Middle Russia Saving Bank of RF*	*85,000*	*Russian ruble*	*22.05.05*	*14*	*telecom equipment*	*97,853*
20.	*05.12.03*	*Middle Russia Saving Bank of RF*	*85,000*	*Russian ruble*	*12.05.05*	*14*	*telecom equipment*	*117,694*
21.	*09.12.03*	*Middle Russia Saving Bank of RF*	*85,000*	*Russian ruble*	*16.05.05*	*14*	*telecom equipment*	*97,007*
22.	*09.12.03*	*Middle Russia Saving Bank of RF*	*85,000*	*Russian ruble*	*06.05.05*	*14*	*telecom equipment*	*97,025*
23.	*09.12.03*	*Middle Russia Saving Bank of RF*	*75,000*	*Russian ruble*	*21.04.05*	*14*	*telecom equipment*	*87,270*
24.	*18.12.03*	*Middle Russia Saving Bank of RF*	*418,000*	*Russian ruble*	*04.12.08*	*14,5*	*telecom equipment*	*488,154*
25.	*24.12.03*	*Middle Russia Saving Bank of RF*	*498,000*	*Russian ruble*	*04.12.08*	*14,5*	*telecom equipment*	*573,655*
26.	*26.12.03*	*Middle Russia Saving Bank of RF*	*412,000*	*Russian ruble*	*04.12.08*	*14,5*	*telecom equipment*	*476,208*
27.	*22.01.04*	*Middle Russia Saving Bank of RF*	*45,000*	*Russian ruble*	*20.01.05*	*13,5*	*telecom equipment*	*49,279*
28.	*29.01.04*	*Middle Russia Saving Bank of RF*	*130,000*	*Russian ruble*	*04.12.08*	*14,5*	*telecom equipment*	*150,511*
29.	*16.02.04*	*Middle Russia Saving Bank of RF*	*542,094*	*Russian ruble*	*05.12.08*	*14,5*	*telecom equipment*	*630,596*
30.	*24.02.04*	*Middle Russia Saving Bank of RF*	*100,980*	*Russian ruble*	*22.02.05*	*13,5*	*telecom equipment*	*116,191*

(Russian Rubles in thousands, unless explicitly stated otherwise)

31.	*03.06.04*	*Middle Russia Saving Bank of RF*	*100,000*	*Russian ruble*	*02.06.05*	*12*	*telecom equipment*	*118,142*
32.	*12.03.04*	*Middle Russia Saving Bank of RF*	*19,500*	*Russian ruble*	*23.08.05*	*14*	*telecom equipment*	*25,430*
33.	*10.06.04*	*Middle Russia Saving Bank of RF*	*60,000*	*Russian ruble*	*01.06.09*	*14*	*telecom equipment*	*69,840*
34.	*10.06.04*	*Middle Russia Saving Bank of RF*	*65,000*	*Russian ruble*	*01.06.09*	*14*	*telecom equipment*	*74,598*
35.	*29.06.04*	*Middle Russia Saving Bank of RF*	*60,000*	*Russian ruble*	*28.06.05*	*12*	*telecom equipment*	*70,943*
36.	*13.08.04*	*Middle Russia Saving Bank of RF*	*100,000*	*Russian ruble*	*12.08.05*	*12*	*telecom equipment*	*113,639*
37.	*01.10.04*	*Middle Russia Saving Bank of RF*	*43,000*	*Russian ruble*	*23.09.09*	*14*	*telecom equipment*	*50483*
38.	*01.10.04*	*Middle Russia Saving Bank of RF*	*570,000*	*Russian ruble*	*23.09.09*	*14*	*telecom equipment*	*610,191*
39.	*21.12.04*	*Middle Russia Saving Bank of RF*	*100,000*	*Russian ruble*	*16.06.06*	*12*	*telecom equipment*	*104,168*
40.	*21.12.04*	*Middle Russia Saving Bank of RF*	*98,000*	*Russian ruble*	*16.06.06*	*12*	*telecom equipment*	*100,992*

In 1995-1997 the Ministry of Finance of the Russian Federation granted the Company long-term financing for the purpose of telecommunications equipment purchasing from overseas suppliers. Vnesheconombank was the crediting agent under the financing scheme.

As on December 31, 2003 the Company's outstanding obligations toward Vnesheconombank denominated in foreign currency totaled 13,775 thousand Euros. The obligations are reflected as liabilities in the financial statements of the Company (lines 511, 512, 612, 520, 621 of the balance sheet) in the amount of 260,283 thousand rubles.

These obligations shall be met (repaid) by the Company in foreign currency or Russian roubles at the exchange rate as on the payment date depending on terms and conditions of the debt instruments; and at the Company's discretion if such selection of repayment currency is stipulated by relevant debt instrument. The Company intends to repay all debt in Russian rubles. The amount of this debt translated into Russian rubles at the CB exchange rate effective on the reporting date (December 31, 2003) totaled 507 262 thousand rubles.

In 2004 the Company recalculated the outstanding debt to Vnesheconombank expressed in the conditional units and payable in Russian rubles related to Orlovski, Ryazanski, Belgorodski, Voronezhski and Kostromskoy subsidiaries at the CB exchange rate as on December 31, 2004. The recalculation amount was 147,705 thousand rubles. Thus the debt to Vnesheconombank with respect to these subsidiaries as on December 31, 2004 shown in lines 511, 611 of the balance sheet amounted to 219,888 thousand rubles, while the commission charged by MinFin and fines as on December 31, 2004 shown in line 626 of the balance sheet totaled 67,781 thousand rubles.

Bond issues

In June 2004 the Company registered series 04 issue of documentary coupon bonds with the nominal value of 1,000 rubles each. The coupon interest rate was 13.8% p.a. Payments of the first coupon are due on the 183rd day as of the start of the bond placement, the remaining coupons are payable after each 183 days. The coupon interest rate is set at 13.8% p.a. The bonds mature in August 2009, on the 1830th day after the start of placement.

According to terms and conditions of the prospectus of the series 04 bond issue the Company is entitled to purchase its bonds by entering into bond sale-purchase contracts in accordance with the

(Russian Rubles in thousands, unless explicitly stated otherwise)

Russian law, including purchases based on public irrevocable offers of the issuer published by mass media. The date for purchasing series 04 bonds by the Company is November 16, 2006.

Proceeds from the series 04 bond issue will be used to finance investment activities and replacement of more costly borrowed money.

According to the prospectus terms and conditions the first coupon is payable on February 16, 2005. The amount of the coupon payment will total 389,027 thousand rubles. The amount of coupon payment per one bond is 69.19 rubles.

Bills of exchange

In 2004 the Company issued bills of exchanges with the total value being 2,703,565 thousand rubles. The amount of discount is 333,054 thousand rubles. The debt related to the bills of exchange is reflected in section IV Long-term liabilities of the balance sheet in line512 Loans to the amount of 763,175 thousand rubles and in line 612 Loans of section V Short-term liabilities to the amount of 1,410,000 thousand rubles.

Schedule of repayment of loans and credits as on December 31, 2004:

Description	To be repaid
in 2006	3,234,602
in 2007	148,054
in 2008	2,015,140
in 2009	6,797,635
beyond 2010	41,919
TOTAL:	**12,237,350**

The Company expenses related to obtaining and using loans and credit facilities were charged to:

Description	2004	2003
➢ operating expenses	1,793,964	841,501
➢ cost of investment assets	213,106	57,426
TOTAL:	**2,007,070**	**898,927**

The operating expenses and revenues include the value of the their bond issue repurchase offer totaling 19,272 thousand rubles, accounting for premium of the bond selling (purchase) price to the par bond par value.

6.15. Deferred tax liabilities (item 515 of the balance sheet)

Flow of deferred tax liabilities in 2004:

Balance on January 1, 2004	*(395,126)*
Created in the reporting period for taxable temporary differences	*(191,242)*
Repaid to reduce tax payments	*4,731*
Balance as on December 31, 2004	*(581,637)*

6.16. Other long-term liabilities (Item 520 of the balance sheet)

Description	On January 1, 2004	As on December 31, 2004
Account settlements with suppliers and		

(Russian Rubles in thousands, unless explicitly stated otherwise)

contractors	2,179,066,	3,313,376
Long-term part of debt on tax and duties payment	42,521	38,071
TOTAL:	**2,221,587**	**3,351,447**

Compared to the previous year the long-term accounts payable grew by 1,129,860 thousand rubles, mainly due to the increase of concluded lease contracts under which the equipment (property) is on the accounts of the lessee and due to the issued bills of exchange to secure payments to IBM Eastern Europe/Asia LLC.

By December 31, 2004 the Company restructured accounts payable owned to the budget in the amount of 10,534 thousand rubles in connection with the principal and 27,537 thousand rubles with respect to due tax fines and delayed payment charges.

6.17. Accounts payable

Major creditors (debt over 3 million rubles – balance sheet item 621) are listed below:

Creditor	Debt as on December 31, 2004
Iskratel	161,753
Alcatel	11,064
Vado-International-C	7,128
ZAO Borisoglebsk telecommunications systems	3,911,
Italtel	16,759
Stroyengineering LLC	13,211
Digital Telecommunications Systems LLC	35,879
StroyStarSvyaz LLC	7,329
ZAO Sokol-ATS	68,057
Intracom	105,811
JSC Giprosvyaz	14,585
JSC RTC-Leasing	1,180,848
Promsvyazleasing LLC	68,416
ZAO Rusleasingsvyaz	12,293
OJSC Rostelecom	191,718
ZAO Oskoltelecom	7,085
ZAO TEL-MTK	23,788
ZAO NTC COMSET	14,403
ZAO TELECOM-MTK	218,616
OAO Soyuztelephonestroy	109,007
OAO Svyazstroy-7	111,816
Telecard-2 LLC	9,002
ZAO Centersvyazinform	77,207
ZAO TransTelecom Company	3,343
Mashpriborcom LLC	14,477
OAO Technoserv-AS	38,965
Stroysvyazmontazh	3,194
Svyazremsytroy	6,284
Svyazstroy-1	152,047
ZAO RusTelCom	4,444
PMK-710 LLC	8,668
RTS Plus LLC	12,626

(Russian Rubles in thousands, unless explicitly stated otherwise)

Lyuberetski LPTUS	4,655
NordWest Group S.Petersburg	3,743
Granit – radiotelephone system	10,571
American Appraisal (AAP)	3,124
IBM Eastern Europe/Asia	718,728
Amrita TLF LLC	3,160
ZAO Telecom-West-Service	4,513
Interregional Telecommunications Company LLC	11,724
InterGrant LLC	18,027
ZAO Hewlett-Packard AO	3,747
Intercross LLC	3,081
Variant LLC	7,089
ZAO Countryside Telecommunications Company	159,010
STTS LLC	8,378
Promsvyazdesign LLC	6,175
OAO TeleInCom-PK	3,949
OAO NIIsuperEVM (supercomputer)	3,771
Other	482,206
TOTAL	**4,169,385**

Settlements with budget in respect of taxes and duties (item 625 of the balance sheet):

Description	On January 1, 2004	As on December 31, 2004
VAT settlements	207,473	254,937
Profit tax settlements	134,664	333,505
Natural person income tax	35,077	968
Property tax	95,475	150,701
Transportation tax	711	1,975
Land tax	451	136
Unified imputed income tax	98	116
Sales tax		5
Other taxes and duties	46,261	2,785
TOTAL:	**520,210**	**745,128**

Increase in the accounts payable related to taxes and duties was caused by growing debt with respect to profit tax and property tax.

Other accounts payable*(item 626 of the balance sheet):*

Description	On January 1, 2004	As on December 31, 2004
Settlements with advance holders	661	284
Settlements with employees on other transactions	373	238
Settlements with various creditors, including:	598,059	815,817
in respect of deposited funds	1,647	1,625
deferred tax (VAT and sales tax)	411,521	567,815
property and personal insurance	2,225	6,193
claims settlements	18,208	23
other	164,458	240,161

(Russian Rubles in thousands, unless explicitly stated otherwise)

TOTAL:	**599,093**	**816,339**

Compared to 2003 accounts payable grew by 217,248 thousand rubles, mainly due growth of debt for the deferred VAT.

6.18. Deferred revenues (item 640 of the balance sheet)

Description	On January 1, 2004	As on December 31, 2004
Budgetary funds for special purposes financing, total:	9,455	4,094
including		
- civil defense	167	
- budgetary funds in cash for other purposes	9,288	4,094
Special purpose financing (except budgetary funds)	6,682	4,929
Deferred revenues, total:	448,361	451,898
including:		
- assets received free of charge	280,976	281,426
- special purpose financing	139,004	167,575
- other deferred revenues	28,381	2,897
TOTAL:	**464,498**	**460,921**

(Russian Rubles in thousands, unless explicitly stated otherwise)

7. Notes to significant items of the profit and loss account

7.1. Revenues from ordinary activities

Revenues from sales of products, goods, rendering services and carrying out of works less VAT, excise duties and other mandatory payments):

Description	2004	2003
Domestic long-distance and international telephone service	9,577,524	8,936,428
Urban and rural telephone service	10,609,325	8,730,401
Radio communications, radio broadcasting, TV, satellite communications	40,346	29,997
Wireline broadcasting	644,731	513,592
Wireless communications	315,998	351,917
Document transmission	296,582	282,216
Revenues from new telecom services	924,977	570,847
Revenues from telecom operators	2,161,281	1,121,845
Other telecom services (core business activities)	32,699	36,338
Revenues from other realizations (non-core activities)	359,653	316,426
TOTAL:	**24,963,116**	**20,890,007**

Revenues from telecommunications services grew by 4,073,109 thousand rubles.

One of the causes of the revenue growth is increased rates (tariffs) charged for local communications services and wireline broadcasting.

Tariff growth as of October 1, 2004 for provision of a local telephone connection across JSC CenterTelecom as a whole was on average 136% for the residential and 142% for business sector.

Tariff growth as of April 16, 2004 for wireline broadcasting (using radio broadcast connection) across JSC CenterTelecom as a whole was on average 13o% for all types of customers.

Growth of revenues generated by telecommunications services was also caused by enhanced volume of all main services rendered, new services and services rendered to other operators.

The number of subscriber lines (basic phones) was up by 345,006 lines, including 307,655 lines on urban networks 37,351lines on rural networks.

Over 2004 the data amount transmitted by the Company using dedicated lines was doubled, the growth of data volume transmitted using dial-up access was 1.5 times, IP-telephony traffic grew more than 3.5 times in 2004.

Volume of services related to provisioning and operations of ports, circuits, tie-lines and trunk links for alternative operators was also up.

Local traffic from subscribers of interconnected operators was also on the increase.

(Russian Rubles in thousands, unless explicitly stated otherwise)

One of the factors driving the revenue growth is the implementation as of August 2003 of a new arrangements for accounting and settlements with OJSC Rostelecom, distinguishing between payments for international telephone traffic carried on Rostelecom networks and payments for incoming traffic termination. As in 2004 the settlements were carried out from the beginning of the year, the Company managed to receive 689.5 million rubles more revenues on the item Revenues from OJSC Rostelecom.

Non-cash settlements

In 2002 and 2003 a part of the Company revenues from rendering services, sales of goods, products was received under contracts stipulating non-cash consideration (payments).

Description	2004	2003
Total number of organizations involved in barter transactions:	3,403	3,471
Revenues from these transactions – total: including:	**1,412,038**	**726,354**
OJSC Rostelecom	1,170,947	464,757
ZAO Rostelegraph	41,362	36,417
FGUP Postal service of Russia	14,526	12,843
Construction companies	21,374	53,550
Energy utilities and heat supply grid	6,057	6,197
Moscow telecommunications corporation (OAO COMCOR)	13,097	4,314
ZAO CenterTelecomService of the Moscow region	10,401	199
ZAO Telecom MTK		6,163
OAO Gastelecom		6,107
North-Western Subsidiary of OAO Megafone	5,471	2,462
ZAO Yaroslavl GSM	4,905	
Lightream LLC	4,501	2,174
Vladimirski Payphone LLC	2,593	52
Property Management Committee of Krasnogorsk	4,077	
ZAO Centersvyaz	1,931	
ZAO Bryanskie Cellular Networks	1,347	1,303
Offsetting salaries against payments for telecom services by employees	3,024	920
ZAO Open Communications	1,034	922
Orbis LLC	3,001	2,377
Recom LLC	2,470	837
GUP Bryanskie Engineering Grids	578,	3,985
OAO Elikson		1,745
Kurski APZ-20		1,066
OAO Elektroagregat		1,025
Other companies	99,342	116,939
Revenues under contracts stipulating non-cash payments – total as percentage to the total revenues	5.66%	3.48%
Revenues under contracts stipulating non-cash payments with affiliated persons, total as a	4.75%	2.24%

(Russian Rubles in thousands, unless explicitly stated otherwise)

percentage of the total revenues in the reporting year		

Pricing of services rendered, performed works, sold goods was determined by the Company on normal business terms and conditions.

7.2. Ordinary activities expenses

Expenses incurred in sales of products, goods, rendering services, carrying out works (less VAT, excise duties and other mandatory payments):

Description	2004	2003
Payroll costs	6,387,314	5,168,993
Social insurance allocations	2,046,042	1,703,826
Fixed asset depreciation	2,555,221	1,668,127
Material costs	1,291,366	1,257,472
Electric power	358,877	308,980
Settlements for telecom operators' services (except OJSC Rostelecom)	540,414	499,033
Expenses for services of Rostelecom	3,119,074	2,140,925
Services of third parties	1,666,450	1,371,874
Taxes and duties included in the ordinary activities expenses	77,764	60,363
Other expenses	1,659,586	1,407,786
TOTAL:	**19,702,108**	**15,587,379**

Growth of payroll costs was caused by the inflationary pressure, and due to the increase in the minimal rate of salaries from 1,500 rubles to 1,700 rubles, according to the collective employment contract.

Fixed asset depreciation charges grew mainly due to a large number of leasing contracts concluded by the Company, as leased equipment is carried on the lessee's accounts.

Growth in material costs was caused by increased charges applied by suppliers; while costs of electric power supplies grew both due to higher rates and enhanced volumes of consumed power.

Internet network access costs are the principal contributor to the growth of costs related to settlements for telecom operators' services, caused by growing Internet traffic and consequently by growing revenues from Internet services.

Growth of costs related to settlements with OJSC Rostelecom is mainly connected with growing international traffic and due to the implementation in August 2003 of a new system distinguishing payments for carrying international traffic on Rostelecom network and termination fees for incoming traffic, while the system was already in place in the beginning of 2004.

Growth of costs related to services of third parties was caused by growing charges for post-warranty maintenance of equipment, growing transportation costs (both resulting from higher rates and increased number of machine*hours), and higher costs of guarding.

(Russian Rubles in thousands, unless explicitly stated otherwise)

Other expenses grew mainly due to the increased expenses on the centralized property insurance (primarily, leased equipment is insured), and expenses on purchases and writing off software and database products.

7.3 Other operating income and expenses:

Break down of other operating income:

Description	2004	2003
Income from sale and other retirement of other assets	508,731	756,530,
Income from sale and other retirement of other fixed assets	46,133	10,578
Income from joint activities	5,778	6,943
Other operating income	6,809	4,333
of which		
restoration of provisions for devaluation of financial investments	2,564	
adjustment of investment value up to the market price	2,514	3,453
other	1,731	880
TOTAL:	**567,451**	**778,384**

In 2004 the Company received revenues from joint activities within the framework of a partnership totaling 2,589 thousand rubles (4,069 thousand rubles in 2003).

The Company carries out joint activities with Topsnabinvest LLC and Bowling Center LLC in Ivanovo under a partnership agreement to provide radio-telephone services using CDMA. Agreement # 79/98concluded on November 29, 2002for 8 years.

The Company's interest in the common contract obligations is 30%, the contribution made under the agreement is 6,491 thousand rubles. The Company incurred expenses in 2004 under the agreement of 3,190 thousand rubles, receiving income of 5,778 thousand rubles.

Distribution of financial results under a partnership agreement is carried out quarterly between the partners pro rata to their interests. In 2004 the Company received from the joint activities with Topsnabinvest LLC and Bowling Center LLC profit amounting to 2,589 thousand rubles (4,069 thousand rubles in 2003), which is shown in the operating revenues/expenses of the Company.

Break down of other operating expenses:

Description	2004	2003
Expenses related to sales and other retirement of assets	270,743	750,483,
Expenses related to sales and other retirement of fixed assets	51,715	30,457,
Allocations to doubtful debt provisions	977,918	530,253
Allocations to provisions for devaluation of financial investments	4,587	3,486,
Expenses for taxes and duties	537,397	377,693
Expenses for services of lending organizations	183,524	111,200

(Russian Rubles in thousands, unless explicitly stated otherwise)

Expenses related to having interests in charter capitals of other organizations	2	0
Expenses related to participation in joint activities	3,190	2,873,
Other operating expenses	173,227	72,305
of which:		
preparation of a memorandum, bond issue	97,512	
maintenance of mobilization resources and long-term storage items/sites	7,930	6,257
other	67,785	66,048
TOTAL:	**2,202,303**	**1,878,750**

7.4. Non-sales revenues and expenses:

Non-sales revenues break down:

Description	2004	2003
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify losses	23,367	34,081
Profit of previous years, revealed in the reporting year	215,155	26,085,
Exchange rate difference adjustments	192,629	245,922
Translation of exchange rates	22,311	16,523
Profit from written down accounts payable for which limitation period expired	4,744	4,655
Assets received free of charge	29,023	35,262
Value of equipment found in the course of inventory taking	415,312	13,371
Other	31,823	21,082
of which		
rebate of costs to customers eligible for benefits		13,264
profit from writing off accounts payable according to court order	13,579	
rebate of expenses incurred on ADRs placement	6,516	
other	11,728	7,818
TOTAL:	**934,364**	**396,981**

Break down of non-sales expenses:

Description	2004	2003
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify	41,696	44,824

(Russian Rubles in thousands, unless explicitly stated otherwise)

losses		
Loss of previous years, revealed in the reporting year	136,218	73,064,
Exchange rate difference adjustments	178,769	306,755
Translation of exchange rates	254,005	89,196
Written down accounts receivable	6,588	676
Value of property revealed in the course of inventory taking	961	27
Expenses for charity and sponsor aid, cultural events and other similar festivities	94,682	102,598
Membership fees in associations, not-for-profit partnerships	296,014	72,181
Payments to employees not included into ordinary activities expenses	518,415	417,967
Expenses for mobilization and civil defense	28,909	18,997
Fines and late payment charges for taxes and duties	4,627	6,906
Other	342,937	289,009
of which:		
consulting and auditor services, training	37,980	52,314
non-government pension funds, allocations to social needs and trade unions	181,150	164,145
remuneration payable to members of the Board of Directors and Management Board (not on the list of employees)	7,512	
expenses on writing off non-production tangible items	39,978	22,762
business expenses unrelated to production activity	16,924	6,404
non-deductible VAT	8,610	7,028
property registration expenses	4,175	258
technical certificates, registration fees	3,896,	805
ownership costs of non-production property	3,879	2,638
government duties	3,237	
other	35,596	32,655
TOTAL:	**1,903,821**	**1,422,200**

(Russian Rubles in thousands, unless explicitly stated otherwise)

7.5. Extraordinary income and expenses

Break down of extraordinary income:

Description	2004	2003
Insurance indemnity	1 290	3 097
Other receipts due to extraordinary circumstances	61	
TOTAL:	**1 351**	**3 097**

Break down of extraordinary expenses:

Description	2004	2003
Cost of lost tangible inventory items	48	1 825
Loss from writing down fixed assets	9	4 583
Expenses on rescue operations during natural disasters and other emergencies	240	1 199
TOTAL:	**297**	**7 607**

7.6. Profit tax expenses

The Company identified in 2004 the following contributors to the profit tax:

Description	Amount	Tax rate	Amount	Component of the profit tax
Balance sheet profit	971,956	24%	(233,270)	Conditional expenses (income) for profit tax
Taxable temporary differences:	778,745	24%	186,899	Deferred tax liabilities
including:				including:
- differences appeared	787,227	24%	188,935	- deferred tax liabilities created
- differences repaid	8,482	24%	2,036	- deferred tax liabilities repaid
Deductible temporary differences	499,006	24%	(119,761)	Deferred tax asset
including:				including:
- differences appeared	524,494	24%	(125,878)	- deferred tax assets created
- differences repaid	25,488	24%	(6,117)	- deferred tax assets repaid
Permanent taxable differences	1447,173	24%	(347,322)	Permanent tax liability
Tax base according to tax declaration	2,139,390	24%	(513,453)	Current tax
Benefit related to profit tax			5,000,	Current tax Permanent tax liability
Tax amount for previous years:				
including:				
- more accurate permanent			1,346	Current tax

(Russian Rubles in thousands, unless explicitly stated otherwise)

difference of the previous period				Permanent tax liability
- more accurate permanent taxable temporary difference of the previous period			(172)	Current tax Deferred tax liability
- more accurate deductible temporary difference of the previous period			(72)	Current tax Deferred tax assets

The Company's tax profit expenses for 2004 were:

Total:	*(574,245)*
including:	
- conditional profit tax expenses	*(233,270)*
- permanent tax liabilities	*(340,975)*

In the profit and loss account the Company's profit tax expenses for 2004 are shown as the aggregate of the amounts:

Total	***(574,245)***
including	
- current tax	*(507,351)*
- deferred tax liabilities	*(186,727)*
- deferred tax assets	*119,833*

Permanent differences resulted in adjustment of the conditional profit tax, total	**1,518,070**
including:	
Payments to employees not included in the ordinary activity costs and expenses	518,415
Expenses on not-for-profit partnership	292,188
Expenses of previous years revealed in the reporting (tax) period which in principle are not expenses for the taxation purposes	92,929
Charity activity, membership fees paid to not-for-profit organizations	70,727
Expenses included in costs but not accepted for profit taxation purposes	33,554
Social expenses not related to payments to personnel	33,407
Expenses for holding cultural events and festivities	27,781
Loss of the reporting period due to activities related with using services of ancillary production facilities and sites (according to Article 275.1 of the Tax Code of the Russian Federation)	25,821
Funds transferred to trade-unions	21,076
Depreciation charged for fixed assets acquired using special purposes budgetary funds, and for fixed assets received for free of charge usage	11,524
Depreciation charges in the part of fixed asset revaluation carried out on January 1, 2002 and not taken into account for taxation purposes	12,900
Interest charged by a taxpayer-borrower from a lender in excess of amount recognized as expenses in taxation purposes according to Article 269 of the Tax Code	10,623

(Russian Rubles in thousands, unless explicitly stated otherwise)

Difference between the depreciated value of a fixed asset for accounting and taxation purposes for retiring fixed asset	10,113
Loss related to free-of-charge transfer of property and expenses related to such transfer	7,279
Written off accounts receivable	6,360
Cost of written off tangible items and expenses related to the writing off	6,133
Surplus of daily travel allowance expenses over the norm	5,896
Taxes not accepted for taxation purposes	5,772
Allocated provisions for devaluation of financial investments	4,587
Fines, late payment charges for breaches of tax legislation	4,627
Expenses on voluntary insurance of employees except fee, specified in item 16 of Article 255	1,955
Other taxable permanent differences	314,403

Permanent deductible differences causing adjustment of the conditional profit tax, total	**70,897**
including:	
Income from restoration of doubtful debt provisions related to accounts receivable included in the base of the transition period	40,638
Income equaled to the depreciation charged on property received for free-of-charge receipts, not taxable by profit tax at the moment of receipt	16,833
Income of previous years revealed in the reporting (tax) period which is not considered income for taxation purposes	5,898,
Income from restoration of earlier made provisions for devaluation of financial investments	5,078
profit from activities transferred to taxation under imputed tax	1,244
Other deductible permanent differences	1,206

Temporary taxable differences (given the repayments) resulted in adjustment of the conditional profit tax, total:	**778,745**
including:	
difference in the method of calculation of depreciation and original cost of fixed assets in the bookkeeping and tax accounting	772,627
difference in the methods of deferred expenses in bookkeeping and tax accounting	6,118

Temporary deductible differences (given the repayments) resulted in adjustment of the conditional profit tax, total:	**499,005**
including:	
Difference between expenses on doubtful debt provisions for the purposes of bookkeeping and tax accounting (except accounts receivable charged to the base of the transition period)	345,828

(Russian Rubles in thousands, unless explicitly stated otherwise)

Recalculation of debt on loans and credits at the reporting date	145,078
Free-of-charge receipts taxable at the moment of the receipt, but according to accounting rules are included in the deferred revenues	16,441
Loss from realization of fixed assets	1,620
Loss according to the base of the transition period	(9,962)

7.7. Net profit of the reporting period

In 2003 the net profit (loss) of the reporting period was determined according to accounting data based on the principle that profit tax expenses deductible from pre-tax profit are defined as the amount of the conditional profit tax expenses adjusted for the amount of permanent tax liabilities and assets.

Net profit (loss) of the reporting period in the profit and loss account for 2004 was calculated on the premise that the profit tax expenses deductible from pre-tax profit were formed as the aggregate of the amounts shown in items Deferred tax assets, Deferred tax liabilities and Current profit tax.

7.8. Earnings per share

Basic profit per share reflects a part of the reporting year profit due to shareholders – owners of ordinary shares. It is calculated as the ratio of the basic profit of the reporting year to the average weighted number of outstanding ordinary shares over the year.

Basic profit of the reporting year is equal to the net profit (item 190 Profit and loss account) less dividend on preference shares for 2004 in the amount recommended by the Board of Directors, but not approved by meeting of shareholders as on the date of signing the accounting reports for 2004.

When calculated the average weighted number of ordinary outstanding shares in the reporting year the Company shares purchased from shareholders were deducted.

Description	2004	2003
Basic profit of the reporting year, thousands rubles	357,940	1,331,894
Averaged weighted number of outstanding ordinary shares in the reporting year, thousand shares	1,578,007	1,578,007
Basic profit per share, rubles	0.23	0.84

In 2004 the Company did not undertake additional share issues and did not have securities to be converted into additional ordinary shares according to terms and conditions of the securities issue; nor there was an event involving increase of the number of ordinary shares. So the Company does not calculate diluted profit per share.

8. Affiliated persons

In the explanatory notes the Company discloses material information regarding affiliated persons. The complete list of affiliated persons of the Company is given below:

- Dagestan joint-stock company svyazi&information;
- Private JSC (ZAO) Mobile telecommunications;
- ZAO Scientific and Technical Center Comset;
- ZAO Registrator-Svyaz;
- ZAO RTC-Invest;
- ZAO RusLeasingSvyaz;
- ZAO Startcom;
- ZAO FC Svyaz;
- ZAO Football Club Zenit;
- Non-government Pension Fund Telecom-Soyuz;
- Not-for-profit Partnership Center for Telecommunications Development Studies;
- JSC (OAO) Giprosvyaz;
- OAO Grinding Plant Ilyich;
- OAO ACB Link-Bank;
- OAO ACB Svyaz-Bank;
- JSC VolgaTelecom;
- JSC Far Eastern Telecommunications Company;
- JSC Kostromskaya City Telephone Network;
- OAO Moscow Metropolitan telephone network;
- OAO Polimerbyt;
- JSC North-Western Telecom;
- JSC Sibirtelecom;
- JSC Uralsvyazinform;
- OAO Central Telegraph;
- OAO Southern Telecommunications Company;
- Open Joint-Stock Company for long-distance and international telecommunications Rostelecom;
- OAO RTComm.RU;
- Private Insurance joint-stock company Medexpress;
- Russian Telecommunications History Foundation;
- OAO Investitsionnaya Kompania Svyazi;
- ZAO CenterTelecomService;
- ZAO Belgorodskaya Cellular Communications;
- ZAO VladimirTeleservice;
- ZAO Smolenskaya Cellular Communications;
- ZAO Telecom of the Ryazan region;
- ZAO TeleRossVoronezh;
- ZAO CenterTelecomService of the Moscow region;
- VladPage LLC;
- TelecomStroy LLC;
- Vladimirski Payphone LLC;
- MobilCom LLC;
- TverTelecom LLC;
- Telecom Terminal LLC;
- Teleport Ivanovo (TPI) LLC;
- ZAO Saint-Petersburg Payphones;
- OAO National Payphone Network;
- JSC Telecominvest;

(Russian Rubles in thousands, unless explicitly stated otherwise)

- Trunksvyaz LLC;
- Manufacturing and implementation enterprise Svyaz-Service-Irga;
- OAO Russian Telecommunications Network;
- OAO Telecommunications company Rinfotels;
- OAO AEROCOM;
- ZAO SC KOSTARS;
- OAO Giprosvyaz Siberia;
- OAO Vniizarubezhgeologia;
- OAO Construction Company 615;
- OAO Aviacompany Voronezhavia.

The parent company

The Company is controlled by JSC Svyazinvest, owning 38.01 percent of the Company Charter capital and 50.69 percent of the voting shares. The remaining 49 percent of the voting shares is distributed among a vast group of shareholders. JSC Svyazinvest is the final parent company of the Group of related organizations, of which the Company is a member.

Sales of products to affiliated persons

In the reporting year the Company rendered services and sold products to the following affiliated persons:

Organization	Relation	Type of sales	Pricing	2004	2003
OJSC Rostelecom	A subsidiary of JSC Svyazinvest	Traffic carrying services	Accounting rates and tariffs are regulated by the Ministry for Antimonopoly Policies of the RF	1,176,272	522,488
ZAO Mobile Telecommunications	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	50	56
ZAO Registrator-Svyaz	Belongs to the same group as the Company	Telecom services	Contractual	64	36
OAO ACB Svyaz-bank	Belongs to the same group as the Company	Telecom services	Contractual	1,645	1,443
OAO Volga-Telecom	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	38	79
OAO Kostromskaya City Telephone Network	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	524	0
OAO North-Western Telecom	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	102	297
OAO	A subsidiary of	Telecom services	Contractual	96	0

(Russian Rubles in thousands, unless explicitly stated otherwise)

Uralsvyazinform	JSC Svyazinvest				
OAO Central Telegraph	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	12,207	7,927
OAO RTComm.RU	Belongs to the same group as the Company	Telecom services	Contractual	315	110
ZAO CenterTelecom Service	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	6,257	1,360
ZAO Belgorodskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	11,831	1,314
ZAO Vladimir-Teleservice	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	988	759
ZAO Smolenskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	6,082	2,155
ZAO Telecom of the Ryazan region	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	1,015	990
ZAO TeleRoss-Voronezh	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	466	386
ZAO CenterTelecom Service of the Moscow region	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	0	5,398
VladPage LLC	JSC CenterTelecom	Telecom services	Contractual	5	89

(Russian Rubles in thousands, unless explicitly stated otherwise)

	owns over 20% of voting shares				
TelecomStroy LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	1,297	1,049
Vladimirski Payphone LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	2,661	3,394
MobilCom LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	879	776
TverTelecom LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	5,024	5,038
Telecom-Terminal LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	222	367
Teleport-Ivanovo LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	379	135
OAO National Payphone Network	Belongs to the same group as the Company	Telecom services	Contractual	2,116	99
Trunksvyaz LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	8	18
Manufacturing and implementation enterprise Svyaz-Service-Irga	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	45	27

(Russian Rubles in thousands, unless explicitly stated otherwise)

JSC Russian Telecommunications Network	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	9,249	5,665
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	4,296	3,129
OAO AEROCOM	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	10,061	2,017
TOTAL:				**1,254,194**	**566,601**

Purchases from affiliated organizations

In the reporting year the following affiliated persons rendered services, sold products to the Company:

Affiliated organization	Relation	Type of purchases	Pricing determination	2003	2002
OAO Investitsionnaya Kompania Svyazi	Owns over 20% of voting shares of JSC CenterTelecom	Payments of interest on granted loans	Contractual	7,731	24,909
OJSC Rostelecom	A subsidiary of JSC Svyazinvest	Traffic carrying services	Accounting rates and tariffs are regulated by the Ministry for Antimonopoly Policies of the RF	3,128,087	2,147,095
ZAO Mobile Telecommuni cations	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	281	91
ZAO Scientific and Technical Center COMSET	Belongs to the same group as the Company	Supply of equipment	Contractual	26,010	0
ZAO Registrator-Svyaz	Belongs to the same group as the Company	Agency fees	Contractual	2,595	4,150
ZAO RusLeasingSvyaz	A subsidiary of JSC Svyazinvest	Supply of equipment	Contractual	29,827	60,552
NPF Telecom-Soyuz	Belongs to the same group as the Company	Pension contribution s	Contractual	96,318	128,303
NP Center for	Belongs to the	Membershi	Contractual	322,917	68,199

(Russian Rubles in thousands, unless explicitly stated otherwise)

Telecommunications Development Studies	same group as the Company	p fees, agency services			
JSC LINK-Bank	Belongs to the same group as the Company	Lending organization services	Contractual	2,315	2,768
JSC ACB Svyaz-bank	Belongs to the same group as the Company	Lending organization services, agent services	Contractual	50,080	631
JSC VolgaTelecom	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	14	50
JSC Giprosvyaz	A subsidiary of JSC Svyazinvest	Design	Contractual	67,031	14,402
JSC Kostromskaya City Telephone Network	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	11,810	8,408
OAO MGTS	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	5,544	4,593
JSC North-Western Telecom	Belongs to the same group as the Company	Telecom services	Contractual	36	181
JSC Uralsvyazinform	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	27	0
JSC Central telegraph	A subsidiary of JSC Svyazinvest	Telecom services	Contractual	310	527
JSC RTComm.RU	Belongs to the same group as the Company	Telecom services	Contractual	70,081	45,396
Insurance company ZAO Medexpress	Belongs to the same group as the Company	Voluntary medical insurance	Contractual	24,674	0
ZAO CenterTelecom Service	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	562	0
ZAO Belgorodskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting	Telecom services	Contractual	3	7

(Russian Rubles in thousands, unless explicitly stated otherwise)

	shares				
ZAO Telecom of the Ryazan region	JSC CenterTelecom owns over 20% of voting shares	Lease of equipment, carrying traffic	Contractual	22,848	25,572
ZAO TeleRoss-Voronezh	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	178	30
ZAO CenterTelecom Service of the Moscow region	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	16,196	9,412
Vlad Page LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	166	128
Telecom-Stroy LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	15,176	11,847
Vladimirski Payphone LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	127	50
MobilCom LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	489	437
Telecom-Terminal LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	23	23
Teleport-Ivanovo LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	353	313
JSC National Payphone Network	Belongs to the same group as the Company	Supply of equipment	Contractual	17,830	4,542

(Russian Rubles in thousands, unless explicitly stated otherwise)

Manufacturing and implementation enterprise Svyaz-Service-Irga LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	Contractual	8,024	738
JSC Russian Telecommunications Network	JSC CenterTelecom owns over 20% of voting shares	Rosnet network services	Contractual	6,183	5,758
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns over 20% of voting shares	Rinfotels network services	Contractual	283	1,087
ZAO SK KOSTARS	JSC CenterTelecom owns over 20% of voting shares	Voluntary medical insurance	Contractual	2,816	703
TOTAL:				**3,936,945**	**2,570,902**

Settlements with affiliated persons

Summary of debts as on December 31, 2004 owed by affiliated persons to the Company and owed by the Company to affiliated persons:

Organization	Type of relations	Type of debt	2004	2003
Accounts receivable				
OJSC Rostelecom	A subsidiary of JSC Svyazinvest	For traffic carrying services	912	1,796
Mobilcom LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	13,602	8,716
VladPage LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	47	131
Vladimirski Payphone LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	2,118	3,031
ZAO Vladimir Teleservice	JSC CenterTelecom owns over 20% of voting shares	For telecom services	75	54
TelecomStroy LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	3,874	4,305

(Russian Rubles in thousands, unless explicitly stated otherwise)

Teleport-Ivanovo LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	79	63
Telecom-Terminal LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	29	37
JSC VolgaTelecom	A subsidiary of JSC Svyazinvest	For telecom services	350	361
ZAO Belgorodskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting shares	For telecom services	2,058	109
ZAO CenterTelecom Service	JSC CenterTelecom owns over 20% of voting shares	For telecom services	1,241	12
JSC National Payphone Network	Belongs to the same group as the Company	Supply of equipment	2,211	1,914
JSC Russian Telecommunications Network	JSC CenterTelecom owns over 20% of voting shares	For telecom services	1,426	267
JSC RTComm.RU	Belongs to the same group as the Company	For telecom services	742	254
ZAO Scientific and Technical Center COMSET	Belongs to the same group as the Company	Supply of equipment	7,936	0
JSC ACB Svyaz-Bank	Belongs to the same group as the Company	For telecom services, agency services	58,207	146
JSC Kostromskaya City Telephone Network	A subsidiary of JSC Svyazinvest	For telecom services	79	116
JSC Giprosvyaz	A subsidiary of JSC Svyazinvest	Design and development	21,042	22,187
JSC MGTS	A subsidiary of JSC Svyazinvest	For telecom services	239	194
JSC Central Telegraph	A subsidiary of JSC Svyazinvest	For telecom services	5,719	2,056
ZAO Registrator-Svyaz	A subsidiary of JSC Svyazinvest	Agency services	7	21
JSC AEROCOM	JSC CenterTelecom owns over 20% of voting shares	For telecom services	832	608
ZAO Telecom of the	JSC	For telecom services	100	0

(Russian Rubles in thousands, unless explicitly stated otherwise)

Ryazan region	CenterTelecom owns over 20% of voting shares			
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns over 20% of voting shares	For telecom services	437	331
Manufacturing and implementation enterprise Svyaz-Service-Irga LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	154	59
ZAO Smolenskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting shares	For telecom services	786	896
TverTelecom LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	4,290	2,978
JSC North-Western Telecom	A subsidiary of JSC Svyazinvest	For telecom services	2	22
NP Center for Telecommunications Development Studies	Belongs to the same group as the Company	Membership fees, agency services	52,608	6,000
ZAO RusLeasingSvyaz	A subsidiary of JSC Svyazinvest	Supply of equipment	0	484
ZAO CenterTelecom Service of the Moscow region	JSC CenterTelecom owns over 20% of voting shares	Telecom services	0	5,253
Trunksvyaz LLC	JSC CenterTelecom owns over 20% of voting shares	Telecom services	0	6
TOTAL			**181,202**	**62,407**
Accounts payable				
OAO Investitsionnaya Kompania Svyazi	Owns over 20% of voting shares of JSC CenterTelecom	Expenses to pay interest on granted loans	29 622	30 362
OJSC Rostelecom	A subsidiary of JSC Svyazinvest	Traffic carrying services	191 718	218 988
Vladimirski Payphone LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	156	35
JSC National Payphone Network	Belongs to the same group as the Company	For telecom services	1 399	656
JSC RTComm.RU	Belongs to the	For telecom	2 241	1 259

(Russian Rubles in thousands, unless explicitly stated otherwise)

	same group as the Company	services		
Telecom-Stroy LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	1 184	601
Teleport-Ivanovo LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	123	6
ZAO RusLeasingSvyaz	A subsidiary of JSC Svyazinvest	For supply of equipment	12 293	18 680
ZAO Scientific and Technical Center COMSET	Belongs to the same group as the Company	For supply of equipment	14 403	0
JSC Russian Telecommunications Network	JSC CenterTelecom owns over 20% of voting shares	For telecom services	570	625
JSC ACB Svyaz-Bank	Belongs to the same group as the Company	Lending organization services	11	3
ZAO Registrator-Svyaz	Belongs to the same group as the Company	Agency services	330	673
JSC Kostromskaya City Telephone Network	A subsidiary of JSC Svyazinvest	For telecom services	910	16 724
JSC Giprosvyaz	A subsidiary of JSC Svyazinvest	Design and engineering	14 585	767
JSC MGTS	An affiliate of JSC Svyazinvest	For telecom services	258	290
JSC Central Telegraph	An affiliate of JSC Svyazinvest	For telecom services	33	0
ZAO CenterTelecomService	JSC CenterTelecom owns over 20% of voting shares	For telecom services	663	201
ZAO CenterTelecomService of the Moscow region	JSC CenterTelecom owns over 20% of voting shares	For telecom services	1 614	6 648
JSC LINK-Bank	Belongs to the same group as the Company	Lending organization services	193	0
ZAO telecom of the Ryazan region	JSC CenterTelecom owns over 20% of voting shares	For telecom services	873	1 332

(Russian Rubles in thousands, unless explicitly stated otherwise)

Manufacturing and implementation enterprise Svyaz-Service-Irga LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	2 714	0
NPF Telecom-Soyuz	Belongs to the same group as the Company	Pension contributions	33 460	0
ZAO Vladimir-Teleservice	JSC CenterTelecom owns over 20% of voting shares	For telecom services	1	14
TverTelecom LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	68	83
ZAO Smolenskaya Cellular Communications	JSC CenterTelecom owns over 20% of voting shares	For telecom services	0	58
ZAO Mobile Telecommunications	A subsidiary of JSC Svyazinvest	For telecom services	1	2
JSC North-Western Telecom	A subsidiary of JSC Svyazinvest	For telecom services	2	6
JSC Uralsvyazinform	A subsidiary of JSC Svyazinvest	Telecom services	1	0
JSC VolgaTelecom	A subsidiary of JSC Svyazinvest	Telecom services	0	2
Mobilcom LLC	JSC CenterTelecom owns over 20% of voting shares	For telecom services	5	0
TOTAL:	-	-	**309 431**	**298 015**

Loans granted to the Company by affiliated persons:

ZAO RTC-Invest
In 2004 the Company issued through ZAO RTC-Invest bills of exchange 1,175,000 thousand rubles worth (270,000 thousand rubles in 2003).

The discount of the issued bills totaled in 2004 some 148,804 thousand rubles (35,487 thousand ruble in 2003).

OAO Investitsionnaya Kompania Svyazi (JSC Svyazinvest)

Description	2004	2003
Outstanding debt as on January 1 of the reporting year	30,361	56,323
Loans granted to the Company	7,731	18,741
Repaid in the reporting year	(8,470)	(44,703)

(Russian Rubles in thousands, unless explicitly stated otherwise)

Outstanding debt as on December 31 of the reporting year	29,622	30,361

Loans were granted to the Company by OAO Investitsionnaya Kompania Svyazi on the following terms:

- under agreement #559 of 24.02.1998 interest was accrued at the effective refinancing rate of the Central Bank of Russia;

- under agreement #2717 of 17.07.2001 – no interest;

- under agreement #637 of 04.03.1998 – no interest;

- under agreement 31717 of 14.05.2002 – at 16% p.a. The interest amount accrued under the loan agreement in 2004 totaled 1,280 thousand rubles (1,473 thousand rubles in 2003).

- under agreement #2482 of 20.06.2002 – at 16 % p.a. The interest amount accrued under the loan agreement in 2004 totaled 1,280 thousand rubles(1,290 thousand rubles in 2003);

- under agreement #3063 of 30.07.2002 – at 16% p.a. The interest amount accrued under the loan agreement in 2004 totaled 1,280 thousand rubles (1,473 thousand rubles in 2003);

- under agreement #3927 of 09.10.2002 – at 16% p.a. The interest amount accrued under the loan agreement in 2004 totaled 800 thousand rubles(969 thousand rubles in 2003).

Loans granted by the Company to affiliated persons

JSC Russian Telecommunications Network

Description	2004	2003
Outstanding debt as on January 1 of the reporting year	0	
Loans granted to the Company	615,444	
Repaid in the reporting year	(615,444)	
Outstanding debt as on December 31 of the reporting year	0	

Loans are granted at interest. The interest amount accrued on the granted loans by the Company was 14,944 thousand rubles in 2004.

ZAO CenterTelecomService

Description	2004	2003
Outstanding debt as on January 1 of the reporting year	0	
Loans granted to the Company	463,129	
Repaid in the reporting year	(463,129)	
Outstanding debt as on December 31 of the reporting year	0	

Loans are granted at interest. The interest amount accrued on the granted loans by the Company was 12,629 thousand rubles in 2004.

Remuneration to directors

In 2004 the Company paid to members of the Board of Directors, the Management Board and Audit Commission salaries, bonuses and remuneration totaling 57,124 thousand rubles (41,020 thousand rubles in 2003). The list of members of the Board of Directors, the Management Board and Audit Commission can be found in the General Section of these notes.

9. Government aid

(thousand rubles)

Type of government aid	Amount
Funds to finance capital expenditure connected with purchases,	

(Russian Rubles in thousands, unless explicitly stated otherwise)

construction and acquisitions of non-current assets.	5,478
TOTAL	**5,478**

10. The Company net assets

The Company net assets exceed its Charter capital in accordance with requirements of Article 35 Par. 4 of Federal Law #208-FZ of 26.12.1995 On joint-stock companies.

11. Non-government pension insurance

On 23.12.2004 the Company executed non-government pension provision contracts #10/04-BIO/5036/04-DO and #9/04-VU/5170/04-DO with NPF Telecom-Soyuz. The Company debt with respect to pension contributions as on December 31, 2004 under agreement #9/04-BIO/5170/04-DO was 33,000 thousand rubles, and 460 thousand rubles under agreement #37r/99.

Total amount of contributions paid by the Company in 2004 toward non-government pension insurance was 62,858 thousand rubles(132,244 thousand rubles in 2003).

For 2005 the contribution amount is set under agreement #10/04-VU/5036/04-DO at 283,000 thousand rubles and under agreement #37r/99 at 920 thousand rubles.

12. Conditional liabilities

The Company became a surety for third parties to the total amount of 3,429,572 thousand rubles (1,550,466 thousand rubles in 2003). The Company Directorate does not expect any significant occurrences to happen to the surety obligations.

In 2004 **legal entities** *filed against JSC CenterTelecom* **66** *lawsuits claiming* **11,340** *thousand rubles, including:*

- 2 lawsuits requesting 454 thousand rubles in disputes of damages according to service provision contracts;

17 lawsuits from pre-contract disputes;

- 2 lawsuits to the total amount of 8 thousand rubles related to legal relationship with tax, antimonopoly and other authorities;

- 10 lawsuits requesting 136 thousand rubles related to business contracts;

- 12 lawsuits claiming 1,904 thousand rubles arising from disputes with telecommunications operators;

- 9 lawsuits claiming 2,236 thousand rubles related to disputes arising from privatization or ownership right claims;

- 14 lawsuits totaling 6,602 thousand rubles connected with other types of disputes.

In 2004 courts granted 11 lawsuits claiming 198 thousand rubles, court proceedings on 2 lawsuits claiming 12 thousand rubles were cancelled as JSC CenterTelecom agreed to pay the debt before the court decision was handed down. Court proceedings on 45 lawsuits claiming 16,787 thousand rubles were cancelled on other grounds. As on December 31, 2004 38 lawsuits claiming 6,385 thousand rubles filed by legal entities against JSC CenterTelecom are in the course of a trial.

(Russian Rubles in thousands, unless explicitly stated otherwise)

Natural persons *filed in 2004* **669** *lawsuits against JSC CenterTelecom claiming* **31,141** *thousand rubles in damages including 152 lawsuits claiming 28,352 thousand rubles as moral damages, including:*

- 68 lawsuits claiming non-provision, poor quality or untimely provision of telecommunications services requesting damages totaling 26,753 thousand rubles, including 25,831 thousand rubles to compensate for moral damages;

- 408 lawsuits requesting 946 thousand rubles related to unlawful application of effective rates (including those related to customers eligible for benefits), including 27 lawsuits requesting compensation for moral damages amounting to 585 thousand rubles;

- other disputes arising from application of Rules of telecommunications service provision (including pre-contract disputes): altogether 89 lawsuits were filed claiming damages totaling 662 thousand rubles, including 34 lawsuits requesting compensation for moral damages to the amount of 511 thousand rubles;

- 16 complaints lodged claiming unlawful actions of various officers requesting 59 thousand rubles in claims, including 4 complaints requesting payment of compensation for moral damages totaling 47 thousand rubles;

- a lawsuit was filed by a shareholder of JSC CenterTelecom claiming 2 thousand rubles;

- 87 lawsuits were filed claiming damages totaling 2,719 thousand rubles arising from other types of disputes, including 54 lawsuits requesting compensations of moral damages totaling 1,378 thousand rubles.

In 2004 various court decisions granted 359 lawsuits filed against JSC CenterTelecom by natural persons to the total amount of 1,298 thousand rubles (including 18 lawsuits to compensate 242 thousand rubles in moral damages), court proceedings on 8 lawsuits totaling 8 thousand rubles were cancelled due to voluntary payments of debts (damages) by JSC CenterTelecom before court rulings were handed down, court proceedings on 316 filed lawsuits claiming 35,451 thousand rubles were stopped on other grounds (including 118 lawsuits requesting compensations for moral damages of 33,523 thousand rubles). As on December 31, 2004 legal actions are ongoing for 175 lawsuits filed against JSC CenterTelecom by natural persons claiming 2,524 thousand rubles in damages, including 87 lawsuits requesting compensations of 1,180 thousand rubles for moral damages.

Additionally, it should be pointed out that a legal counsel engaged by JSC CenterTelecom took part in 4 court trials appealing decisions and actions of tax authorities:

Moscow subsidiary:

During the period from 08.07.02 through 03.10.02 based on a decision of the deputy head of Division of the Ministry of Taxes and Duties of the Russian Federation for the Moscow region #5 dated 04.07.02 a field check of the Applicant was performed regarding accuracy of calculation, completeness and timely manner of payment of property taxes for 2001 and VAT for the period from 01.07.2000 through 31.05.02.

On December 02, 2002 Report #21 of the field tax check was compiled.

Tax claims were lodged against the Company totaling 17,195,410 rubles:

- unpaid VAT: 15,303,550;

- delayed payment charges: 735,930 rubles;

- fines: 1,155,930 rubles.

(Russian Rubles in thousands, unless explicitly stated otherwise)

In the course of out-of-court settlements the tax authority's claims were downsized to 3,699,795 rubles (unpaid VAT).

On April 23, 2003 the deputy head of the same tax authority made a decision to sue JSC CenterTelecom for tax delinquency as provided for in Article 122 Par. 1 of the Tax Code of the RF. The decision (Par. 4.2.1) suggests recovery from JSC CenterTelecom of the unpaid VAT totaling 3,699.79 thousand rubles.

June 16, 2003 JSC CenterTelecom received request #17 of May 23, 2003 to pay tax of 3,699,795 rubles.

The Company appealed the tax authority decisions. The necessary appeal was submitted to the Arbitration Court in Moscow.

Moscow arbitration court of the first instance by its ruling of January 27, 2004 rejected the appeal of JSC CenterTelecom requesting to invalidate decision #06-18 of May 23, 2003 of the deputy head of Division of the Ministry of Taxes and Duties of the Russian Federation for the Moscow region to take JSC CenterTelecom to account for tax delinquency and the request #17 of May 23, 2004 to pay the tax (VAT of 3,699, 795 rubles on contributions of natural persons to construction of telecommunications facilities).

The Federal Antimonopoly Service (FAS) of the Moscow district issued a resolution of July 27, 2004 dismissing the decision and ruling of Moscow Arbitration Court ruling. The case was assigned for a retrial by Moscow Arbitration Court.

Moscow arbitration court of the first instance by its ruling of November 2, 2004 for the second time rejected the appeal of JSC CenterTelecom requesting to invalidate decision #06-18 of May 23, 2003 of the deputy head of Division of the Ministry of Taxes and Duties of the Russian Federation for the Moscow region to take JSC CenterTelecom to account for tax delinquency and the request #17 of May 23, 2004 to pay the tax (VAT of 3,699, 795 rubles on contributions of natural persons to construction of telecommunications facilities).

The Federal Antimonopoly Service (FAS) of the Moscow district issued a resolution of February 7, 2004 confirming the decision of Moscow Arbitration Court, and an appeal filed by JSC CenterTelecom was dismissed.

Currently, a legal counsel engaged by JSC CenterTelecom is preparing an appeal to be filed with the Supreme Arbitration of the Russian Federation for and on behalf of JSC CenterTelecom.

Smolenski subsidiary:

A ruling of the Smolensk region Arbitration Court of February 17, 2004 ("the second circuit") granted the request of JSC CenterTelecom to invalidate (in the relevant part) the decision of the deputy head of Inter-regional Inspectorate #9 of the Ministry for Taxes and Duties of the Russian Federation for the Smolensk region of March 31, 2003 #53 (to pay the Unified Social Tax (UST) and fees for compulsory insurance of 1,076,613 rubles and late payment charges of 108,368).

A ruling of the Federal Arbitration Court of the Central District of May 13, 2004 the second circuit court ruling was dismissed and the case was sent for a retrial at the Smolensk region Arbitration Court.

A ruling of the Smolensk region Arbitration Court of July 27, 2004 ("the third circuit") granted the request of JSC CenterTelecom to invalidate (in the relevant part) the decision of the deputy head of Inter-regional Inspectorate #9 of the Ministry for Taxes and Duties of the Russian Federation for the Smolensk region of March 31, 2003 #53 (to pay the Unified Social Tax (UST) and fees for compulsory insurance of 1,076,613 rubles and late payment charges of 108,368).

The tax authority did not appeal the ruling in the Court of Appeal and Cassation Court.

(Russian Rubles in thousands, unless explicitly stated otherwise)

Verkhnevolzhski (Upper Volga) subsidiary of JSC CenterTelecom:

A ruling of the Yaroslavl region Arbitration Court of the first instance of March 3, 2004 granted the request of JSC CenterTelecom to invalidate the decision of the head of Inter-regional Inspectorate for major taxpayers of the Ministry for Taxes and Duties of the Russian Federation for the Yaroslavl region of June 25, 2003 #36 to take JSC CenterTelecom to account for tax delinquency (tax of 1,581,466 rubles, late payment charges of 72,114, a fine of 553,513 rubles).

A ruling of the court of appeal of the Yaroslavl region Arbitration Court of August 3, 2004 confirmed the decision, while the appeal filed by the said tax authority was dismissed.

A ruling of the Federal Antimonopoly Service of the Volgo-Vyatski District left unchanged the decision and ruling of the Yaroslavl region Arbitration Court, while the appeal of the said tax authority was dismissed.

Tulski subsidiary of JSC CenterTelecom:

A ruling of the Tula region Arbitration Court of the first instance of December 12, 2003 granted the request of JSC CenterTelecom to invalidate the decision of the head of Inter-regional Inspectorate for major taxpayers of the Ministry for Taxes and Duties of the Russian Federation for the Tula region of June 24, 2003 #238-k to take this subsidiary of JSC CenterTelecom to account for tax delinquency (profit tax of 602,954 rubles).

A ruling of the Federal Antimonopoly Service of the Central District left unchanged the ruling of the first instance court, while the appeal of the said tax authority was dismissed.

Meanwhile the following lawsuits can be regarded as significant ones:

- lawsuits claiming amounts equal or exceeding 10% of the book-value of assets of JSC CenterTelecom, the figure as of September 30, 2004 being 4,104,006,800 rubles;

- lawsuits hindering JSC CenterTelecom's business activities or aimed at prohibition of the same (lawsuits requesting wind up of the Company, demanding to recognize as insolvent (bankrupt) the Company and its daughter and associated companies, alienation of property (assets), disputing license rights, patents, demanding recovery of overdue debt with respect to taxes and duties payable to the budgetary and non-budgetary funds in significant amounts).

From the information provided above it follows that in 2004 JSC CenterTelecom was not a defendant in significant court proceedings outcome of which might affect the Company's financial and business operations.

13. Events after the reporting date

Dividends

The amount of the annual dividend per share will be approved by the general meeting of shareholders on June 30, 2005. The Company Board of Directors passed a resolution recommending the meeting approving the dividend payments for 2004 as follows: 0.063008 rubles per ordinary share and 0.075611 rubles per preference share (0.124867 rubles and 0.28566 respectively in 2003), or the total dividend amount of 139,199 thousand rubles(347,297 thousand rubles in 2003). Subject to the approval by the general meeting of shareholders the payable dividends will be carried in the financial statements for 2005.

Purchase of shares of Private JSC (ZAO) CenterTelecomService of the Moscow region.

In accordance with the Board of Directors decision #18 of December 24, 2004 the Company in January-February 2005 purchased 49% of shares of ZAO CenterTelecomService of the Moscow region (49,000 ordinary shares) for 7,961.8 thousand rubles.

(Russian Rubles in thousands, unless explicitly stated otherwise)

Entries in the shareholders register confirming the transfer of the ownership rights for these securities were in January and February 2005.

Loans and credit facilities

In January 2005 the Company entered into credit facility agreements with OAO Vneshtorgbank to the total amount of $7,784,474. The credits will be disbursed in rubles at the exchange rate set by the Bank of Russia at the date of coming into force of the credit agreements. The maturity date is January 21, 2008. Interest payments will be made at 13% p.a.

In February 2005 the Company entered into an agreement with ZAO ACB Promsvyazbank for provision of a credit totaling 600,000 thousand rubles. The maturity date is February 12, 2010. For using the credit facility the Company will pay interest to the bank at 14.5% p.a. The telecommunications equipment worth 1,038,119 thousand rubles is provided as a security for the credit facility.

In February 2005 the Company entered into an agreement with the Saving Bank of the Russian Federation for provision of a credit totaling 1,020,980 thousand rubles. The maturity date is September 1, 2006. For using the credit facility the Company will pay interest to the bank at 12% p.a. The telecommunications equipment worth 592,954 thousand rubles is provided as a security for the credit facility.

In February-March 2005 the Company entered into agreements on issuing bills of exchanges with Brokerage - North-Western Investment Center totaling 983,000 thousand rubles. The repayment date is in 2006.

Unified Social Tax

Federal Law #70-FZ of July 20, 2004 made amendments to Chapter 24 of the Tax Code of the Russian Federation providing for a reduction of the unified social tax rate as of January 1, 2005.

The reduction from 35.6% to 26% of the unified social tax rate will result in less tax payments with respect to the unified social tax, lesser ordinary activity expenses and in increased net profit of the Company.

The Company management is not in a position to assess with a sufficient degree of certainty the effect of the unified social tax rate reduction as of January 1, 2005 on the 2005 net profit.

Charter capital

In the course of increasing its charter capital the Company performed conversion of the following securities:

1. 1,578,006,833 (one billion five hundred and seventy eight million six thousand eight hundred and thirty three) registered book-entry ordinary shares with a nominal value of 0.3 rubles each (the total nominal value of the share issue is 473,402,049.9 rubles) into shares of the same type and categories with the nominal value of 3.0 rubles each (the total nominal value of the share issue is 4,734,020,499 rubles);
2. 525,992,822 (five hundred and twenty five million nine hundred and ninety two thousand eight hundred and twenty two) registered book-entry class A preference shares with a nominal value of 0.3 rubles (the total nominal value of the share issue is 157,797,846.6 rubles) into shares of the type and category with the nominal value of 3.0 rubles each (the total nominal value of the share issue is 1,577,978,466 rubles).

The Federal Service for Financial Markets on December 16, 2004 performed the state registration of the share issues and assigned the state registration numbers 1-04-00194-A and 2-04-00194-A respectively.

Chief Executive ______________ / /

Chief Accountant ______________ */R. Konstantinova/*

82-5798

RECEIVED

2005 JUN 13 P 12:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To agenda item 1 CENTERTELECOM

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2005
WASH., D.C. 192

JSC CenterTelecom

**INDEPENDENT AUDITOR'S REPORT
ON ACCOUNTS OF JSC CENTERTELECOM
FOR THE YEAR 2004**

May 2005

AUDITOR'S REPORT

Contents

Contents	page
Auditor's report on financial statements of JSC CenterTelecom	3
Annexes:	6

1. Financial Statements of JSC CenterTelecom for the period from January 1, 2004 through December 31, 2004 inclusively.
   - Balance sheet
   - Profit and loss account
   - Statement of changes in equity
   - Cash flow statement
   - Annexes to the balance sheet
   - Explanatory notes

INDEPENDENT AUDITOR'S REPORT ON ACCOUNTS OF JSC CENTERTELECOM FOR THE YEAR 2003

To the shareholders of JSC CenterTelecom

AUDITOR'S DETAILS:

Name: Private JSC (ZAO) ERNST&YOUNG VNESHAUDIT
Domicile: 77 Sadovnicheskaya Embankment, Building 1, Moscow, 115035, Russia.
Certificate of making an entry into the Unified register of legal entities of a legal entity registered before July 1, 2002, the date of making the entry September 16, 2002 series 77 #008050714, registered by the State Institution Moscow Registration Chamber on August 30, 1994 #033.468, with the principal state registration number 10277391993333.

License to carry out auditing activities #E003246, approved by Order #9, issued by the Ministry of Finance on January 17, 2003, valid for 5 years.

DETAILS of the AUDITED COMPANY

Name: JSC CenterTelecom
Registered address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
State registration: #1025006174710 of November 1, 2002, the Moscow Region Registration Chamber.

We have conducted an audit of JSC CenterTelecom's accounting reports (financial statements) for the period from January 1 through December 31, 2003 inclusively. JSC CenterTelecom's accounting reports include the balance sheet, profit and loss account, statement of changes in equity, cash flow statement, the annexes to the balance sheet, and the explanatory notes, notes 2, 3, 4, 6-13. Preparation and provision of these accounting reports are the responsibilities of JSC CenterTelecom's management. Our responsibility is to express opinion based on the conducted audit regarding true and fair nature in all material aspects of these accounting reports and compliance of bookkeeping and accounting with the applicable law of the Russian Federation.

We have conducted the audit in accordance with the Federal Law On auditing activities and approved federal rules (standards) of auditing activity, Rules (standards) of auditing activity approved by the Commission on auditing activity under the President of the Russian Federation, and International Auditing Standards where they do not contradict the said Rules.

The audit was planned and conducted in such a way as to obtain reasonable assurance that the Accounting reports are free from material misstatements. The audit was conducted selectively, and included examination on a test basis of evidence confirming numbers and disclosure of information on financial and business activities in the accounting reports, assessment of compliance with principles and rules applied in preparation of the accounting reports, and review of significant estimated values derived by the management of the audited company, as well as an assessment of the general presentation of the accounting reports. We believe that the conducted audit provides sufficient basis to express our opinion regarding true and fair nature in all material aspects of the Accounting reports and about compliance of bookkeeping and accounting with applicable laws of the Russian Federation.

In 2004 JSC CenterTelecom announced an irrevocable offer to redeem before maturity series 03 bonds of September 19, 2005. As on December 31, 2004 the outstanding debt related to series 03 bonds amounted to 2,000,000 thousand rubles was classified as a long-term liability. In so doing JSC CenterTelecom violated provisions of PBU 15/01 (accounting rules) Accounting for loans and credits and their servicing costs, with respect to dividing loans into short-term and long-term ones. As a result, the amount of long-term liabilities on December 31, 2004 shown in line 510 Long-term credits and loans was overstated by 2,000,000 thousand rubles, while the amount of short-term liabilities shown in line 610 Short-term credits and loans was understated by 2,000,000 thousand rubles.

In our opinion, apart from corrections stated in the paragraph above, affecting the accounting reports, accounting and bookkeeping with respect to the preparation of the accounting reports of JSC CenterTelecom in 2004 met requirements of Federal Law On accounting #129-FZ of November 21, 1996 and the said accounting reports (financial statements) prepared according to this law give a true and fair view in all material aspects of the financial position of JSC CenterTelecom as at December 31, 2004 and results of its financial and business activities over the period from January 1, 2003 through December 31, 2003 inclusively, according to requirements of the legislation of the Russian Federation governing preparation of accounting reports.

Without qualifications in our opinion we draw attention to the fact that as was pointed out in our auditor's report on accounts of JSC CenterTelecom for the period from January 1 through December 31, 2003 the doubtful accounts receivable provisions and deferred tax assets were understated by 194,384 thousand rubles and 46,652 thousand rubles respectively. When compiling financial statements for the period from January 1 through December 31, 2004 JSC CenterTelecom made adjustments as required regarding calculation of the doubtful accounts receivable provisions and deferred tax liabilities reflected in 2004.

The attached financial statements are not intended to present the financial position and results of operations according to accounting methods or principles generally accepted in countries and administrative-territorial entities other than the Russian Federation. Therefore, the attached financial statements are not intended for those not familiar with the Russian principles, procedures and methods of accounting and bookkeeping.

May 6, 2005
Signature
Vadim Balashov
Partner
Qualification certificate for general audit #K003303, renewed on April 14, 2003 for an unlimited term.

Round seal

Signature
Denis Slepov
Partner
Qualification certificate for general audit #K002634, renewed on January 31, 2003 for an unlimited term.